Exhibit 96.1

Effective Date: December 31, 2024

Signed Date: February 13, 2025

Prepared by: WWC Engineering
1849 Terra Avenue
Sheridan, WY 82801
307-672- 0761

Principal Authors: Christopher McDowell, P.G. & Ray Moores P.E.

This technical report titled “TECHNICAL REPORT ON THE SOUTH TEXAS INTEGRATED URANIUM PROJECTS, TEXAS, USA”, dated February 13, 2025, has been prepared under the supervision of, and signed by, the following Qualified Persons:

/s/ Christopher McDowell, P.G.
SME Registered Member, Registration No. 4311521 Professional Geologist, Texas No. 15284

/s/ Ray Moores, P.E.
Professional Engineer, Wyoming No. 10702

South Texas Integrated Uranium Projects Technical Report - February 2025	Page i

TABLE OF CONTENTS

1.0 EXECUTIVE SUMMARY	1

1.1 Property Description	1

1.2 Ownership	1

1.3 Geology and Mineralization	1

1.4 Exploration Status	2

1.5 Mineral Resource Estimates	2

1.6 Economic Analysis	5

1.7 QP Conclusion and Recommendations	5

1.8 Summary of Risks	6

2.0 INTRODUCTION	7

2.1 Registrant/Issuer of Report	7

2.2 Terms of Reference	7

2.3 Data Sources, Units of Measurement and Abbreviations	7

2.4 Personal Inspection	7

2.4.1 QP Qualifications	7

3.0 RELIANCE ON OTHER EXPERTS	9

4.0 PROPERTY DESCRIPTION AND LOCATION	10

4.1 Location and Size	10

4.1.1 Rosita CPP	10

4.1.2 Butler Ranch	10

4.1.3 Upper Spring Creek - Brevard Area	10

4.1.4 Upper Spring Creek - Brown Area	10

4.1.5 Rosita South - Cadena	11

4.2 Permitting and Encumbrances	11

4.3 Property Risk Factors	16

4.4 Royalties (Confidential)	17

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	18

5.1 Topography, Elevation, Vegetation and Climate	18

5.2 Accessibility and Proximity to Population Centers	19

5.2.1 Rosita CPP and Rosita South - Cadena	19

5.2.2 Butler Ranch	19

South Texas Integrated Uranium Projects Technical Report - February 2025	Page ii

TABLE OF CONTENTS (Continued)

5.2.3 Upper Spring Creek - Brevard	19

5.2.4 Upper Spring Creek - Brown	20

5.3 Surface Rights and Property Infrastructure	20

5.3.1 Rosita CPP	20

5.3.2 Butler Ranch	20

5.3.3 Upper Spring Creek - Brevard	21

5.3.4 Upper Spring Creek - Brown	21

5.3.5 Rosita South - Cadena	21

6.0 HISTORY	22

7.0 GEOLOGICAL SETTING AND MINERALIZATION	27

7.1 Regional Geology	27

7.1.1 South Texas Gulf Coastal Plan	27

7.1.2 Project Stratigraphy	28

7.2 Local Geology and Mineralization	31

7.2.1 Butler Ranch	31

7.2.2 Upper Spring Creek - Brevard	32

7.2.3 Upper Spring Creek - Brown	36

7.2.4 Rosita South - Cadena	39

7.3 Hydrogeology	42

7.3.1 Butler Ranch	42

7.3.2 Upper Spring Creek - Brevard	42

7.3.3 Upper Spring Creek - Brown	43

7.3.4 Rosita South - Cadena	43

7.4 Geotechnical Information	43

8.0 Deposit Type	44

9.0 EXPLORATION	47

9.1 Exploration Target	47

9.1.1 Butler Ranch Exploration Target	47

9.1.1.1 Exploration Target	47

9.1.1.2 Methodology	47

9.1.1.3 Exploration Target Estimate	48

10.0 Drilling	50

10.1 Drilling Programs	50

10.1.1 Butler Ranch	50

South Texas Integrated Uranium Projects Technical Report - February 2025	Page iii

TABLE OF CONTENTS (Continued)

10.1.2 Upper Spring Creek - Brevard	50

10.1.3 Upper Spring Creek - Brown Area	51

10.1.4 Rosita South - Cadena	52

11.0 SAMPLE PREPARATION, ANALYSES AND SECURITY	54

11.1 Typical and Standard Industry Methods	54

11.2 Butler Ranch	54

11.2.1 Down-hole Geophysical Logging	54

11.2.2 Coring	55

11.2.3 Drill Cuttings	55

11.2.4 Analyses and Security	55

11.2.5 Quality Control Summary	55

11.2.6 Opinion on Adequacy	55

11.3 Upper Spring Creek - Brevard	55

11.3.1 Geophysical Logging	56

11.3.2 Core Sampling	56

11.3.3 Data Storage and Transfer	57

11.3.4 Opinion on Adequacy	57

11.4 Upper Spring Creek - Brown	57

11.4.1 Down-hole Geophysical Logging	57

11.4.2 Coring	58

11.4.3 Drill Cuttings	58

11.4.4 Analyses and Security	58

11.4.5 Quality Control Summary	59

11.4.6 Opinion on Adequacy	59

11.5 Rosita South - Cadena	59

11.6 QP’s Opinion on Sample Preparation, Security and Analytical Procedures	60

12.0 DATA VERIFICATION	61

12.1 Butler Ranch	61

12.2 Upper Spring Creek - Brevard	61

12.2.1 Review of PFN Tool Calibration and Grade Calculations	61

12.2.2 Comparison of Core and PFN Assay Results	62

12.2.3 Review of PFN Logs	62

12.2.4 Opinion on Adequacy	62

12.3 Upper Spring Creek - Brown	62

South Texas Integrated Uranium Projects Technical Report - February 2025	Page iv

TABLE OF CONTENTS (Continued)

12.3.1 Geophysical Logging and PFN Calibration	64

12.3.2 Core Assays and Disequilibrium Analysis	64

12.3.3 Opinion on Adequacy	65

12.4 Rosita South - Cadena	65

12.5 Limitations	65

12.6 QP’s Opinion on Data Adequacy	65

13.0 MINERAL PROCESSING AND METALLURGICAL TESTING	66

13.1 Summary of Project Areas	66

13.2 Butler Ranch	66

13.3 Upper Spring Creek - Brevard	66

13.3.1 Laboratory Assay of Core Samples	66

13.3.2 Physical Analysis of Core Sample	66

13.3.3 Mineralogical Analysis	67

13.3.4 Leach Amenability Testing	67

13.4 Upper Spring Creek - Brown	68

13.5 Rosita South - Cadena	68

13.6 QP’s Opinion on Data Adequacy	58

14.0 MINERAL RESOURCE ESTIMATES	69

14.1 Prospects for Economic Extraction	69

14.2 Cutoff Selection	69

14.3 Mineral Resource Assumptions, Parameters and Methods	69

14.3.1 Upper Spring Creek - Brown, and Rosita South - Cadena	69

14.3.2 Upper Spring Creek - Brevard	70

14.3.2.1 Polygon Resource Estimation	70

14.3.2.2 Assumptions	71

14.3.3 Confidence Classification of Mineral Resource Estimates	71

14.3.3.1 Project Resource Classification	72

14.4 Site-by-Site Summaries	73

14.5 Uncertainties (Factors) That May Affect the Mineral Resource Estimate	74

14.6 QP Opinion on the Mineral Resource Estimate	75

15.0 MINERAL RESERVE ESTIMATES	76

16.0 MINING METHODS	77

16.1 Mine Designs and Plans	77

16.1.1 Patterns, Wellfields and Mine Units	77

South Texas Integrated Uranium Projects Technical Report - February 2025	Page v

TABLE OF CONTENTS (Continued)

16.1.2 Monitoring Wells	78

16.1.3 Wellfield Surface Piping System and Header Houses	78

16.1.4 Wellfield Production	78

16.1.5 Production Rates and Expected Mine Life	78

16.2 Mining Fleet and Machinery	78

17.0 PROCESSING AND RECOVERY METHODS	80

17.1 Processing Facilities	80

17.2 Process Flow	80

17.2.1 Ion Exchange	80

17.2.2 Production Bleed	80

17.2.3 Elution Circuit	83

17.2.4 Precipitation Circuit	83

17.2.5 Product Filtering, Drying and Packaging	83

17.3 Water Balance	84

17.4 Liquid Waste Disposal	84

17.5 Solid Waste Disposal	84

17.6 Energy, Water and Process Material Requirements	84

17.6.1 Energy Requirements	84

17.6.2 Water Requirements	84

18.0 INFRASTRUCTURE	85

18.1 Roads	86

18.2 Laboratory Equipment	86

18.3 Electricity	90

18.4 Water	90

18.5 Holding Ponds	90

19.0 MARKET STUDIES	91

20.0 ENVIRONMENTAL STUDIES, PERMITTING AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS	92

20.1 Environmental Studies	92

20.1.1 Threatened, Endangered, or Candidate Species	92

20.1.2 Cultural and Historic Resources	92

20.1.3 Waste Disposal and Monitoring	93

20.2 Project Permitting Requirements	93

20.3 Current Permitting Status	94

20.3.1 Upper Spring Creek - Brown	94

South Texas Integrated Uranium Projects Technical Report - February 2025	Page vi

TABLE OF CONTENTS (Continued)

20.3.2 Financial Assurance	94

20.3.3 Upper Spring Creek - Brevard	95

20.3.4 Rosita South -Cadena	95

20.3.5 Site Monitoring	96

20.4 Social and Community	96

20.5 Project Closure	96

20.6 Adequacy of Current Plans	97

21.0 CAPITAL AND OPERATING COSTS	98

21.1 Capital Cost Estimation (CAPEX)	98

21.2 Operating Cost Estimation (OPEX)	101

21.3 Adequacy of Cost Estimates	102

22.0 ECONOMIC ANALYSIS	104

22.1 Assumptions	104

22.2 Cash Flow Forecast and Production Schedule	104

22.3 Taxation and Royalties	105

22.4 Sensitivity Analysis	105

23.0 ADJACENT PROPERTIES	108

24.0 OTHER RELEVANT DATA AND INFORMATION	109

25.0 INTERPRETATION AND CONCLUSIONS	110

25.1 Conclusions	110

25.2 Risks and Opportunities	110

26.0 RECOMMENDATIONS	113

27.0 REFERENCES	114

List of Tables

Table 1-1	South Texas Uranium Project Measured and Indicated Resource Summary	2

Table 1-2	South Texas Uranium Project Inferred Resource Summary	5

Table 6-1	Historical Operations Summary	23

Table 9-1	Butler Ranch Exploration Target Estimate of Lbs. U3O8	48

Table 14-1	Methods, Parameters, and Cutoff Summary by Project Area	72

Table 14-2	Resource Classification Criteria by Project Area	72

Table 14-3	South Texas Uranium Project Measured and Indicated Resource Summary	73

Table 14-4	South Texas Uranium Project Inferred Resource Summary	74

Table 21-1	Wellfield Construction Assumptions for Analysis.	99

Table 21-2	CAPEX Cost Summary	100

Table 21-3	Chemical Inputs Considered in the Evaluation	101

Table 21-4	OPEX Cost Summary	103

South Texas Integrated Uranium Projects Technical Report - February 2025	Page vii

TABLE OF CONTENTS (Continued)

Table 22-1.	Net Present Value Discount Rate Sensitivity	105

Table 22-2	Cashflow Summary Table	106

Table 23-1	Adjacent South Texas Uranium Projects	108

List of Figures

Figure 1-1	South Texas Project Area Location Map	3

Figure 1-2	South Texas Uranium Province	4

Figure 4-1	Butler Ranch Project Area Location Map	12

Figure 4-2	Upper Spring Creek - Brevard Project Area Location Map	13

Figure 4-3	Upper Spring Creek - Brown Project Area Location Map	14

Figure 4-4	Rosita South Cadena Project Area Location Map	15

Figure 7-1	South Texas Regional Stratigraphic/Hydrostratigraphic Column	29

Figure 7-2	Brevard Project Area Drill Hole, Mineralization, and Cross Section Location Map	33

Figure 7-3	Brevard Project Area Cross-Section A-A’	34

Figure 7-4	Brevard Project Area Cross-Section F-F’	35

Figure 7-5	Brown Project Area Drill Hole, Mineralization, and Cross Section Location Map	37

Figure 7-6	Brown Project Area Cross-Section	38

Figure 7-7	Cadena Project Area Drill Hole, Mineralization, and Cross Section Location Map	40

Figure 7-8	Cadena Project Area Cross-Section	41

Figure 8-1	Conceptual Uranium Roll Front Model	45

Figure 8-2	Roll-Front Uranium Deposition Process in the Oakville Sandstone	46

Figure 9-1	Butler Ranch Project Area Exploration Target Map	49

Figure 12-1	Brevard Comparison of Grade Sums, PFN vs. Lab Assay	63

Figure 17-1	Process Flow at the Rosita CPP	81

Figure 17-2	Typical Process Flow at the Satellite Facilities	82

Figure 18-1	Upper Spring Creek - Brevard Infrastructure and Map	87

Figure 18-2	Upper Spring Creek - Brown Infrastructure Map	88

Figure 18-3	Rosita South - Cadena Infrastructure Map	89

Figure 22-1	Pre-tax NPV Sensitivity to Price, OPEX and CAPEX	107

Figure 22-2	Post-Tax NPV Sensitivity to Price, OPEX and CAPEX	107

List of Appendices

Appendix A	Certificate of Qualified Persons

South Texas Integrated Uranium Projects Technical Report - February 2025	Page viii

1.0	EXECUTIVE SUMMARY

This independent Technical Report (Report) was prepared by Christopher McDowell P.G. and Ray Moores P.E. (Authors or QP) of Western Water Consultants d/b/a WWC Engineering (WWC) for enCore Energy Corp. (enCore) in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101 Standards) and the Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K (S-K 1300). The effective date of this report is December 31, 2024.

The purpose of this Report is to disclose the results of a Preliminary Economic Assessment (PEA) for the South Texas Integrated Uranium Projects (Project). The term PEA in the Report is consistent with an Initial Assessment (IA) with economics under S-K 1300. Mr. McDowell and Mr. Moores are Qualified Persons (QPs) under NI 43-101 and S-K 1300.

1.1	Property Description

The Project consists of five project areas: the Rosita Central Processing Plant (Rosita CPP), Butler Ranch Uranium ISR Project (Butler Ranch), Upper Spring Creek - Brevard Area ISR Uranium Project (USC - Brevard or Brevard), Upper Spring Creek - Brown Area ISR Uranium Project (USC - Brown or Brown), and Rosita South Cadena ISR Project (RS - Cadena or Cadena). The Project is located in Karnes, Bee, Live Oak and Duval Counties, Texas, USA (Figure 1-1). The Rosita CPP will serve as the central location and uranium processing facility for the Project, with the other project areas serving as satellite facilities. The Rosita CPP will process all the mineral mined on each of the other project areas. The Project is located in the South Texas Uranium Province (STUP) (Figure 1-2), which is part of the South Texas coastal plain portion of the Gulf of Mexico Basin (GMB) and the Gulf Coast Uranium Province (GCUP) which includes the STUP.

Mineral rights for the Project are all private (fee) mineral leases and/or owned by URI, Inc. Fee mineral leases are obtained through negotiation with individual mineral owners. Section 4 discusses the different mineral leases and property ownership for each project area. All costs associated with these leases are confidential.

1.2	Ownership

This Project is owned and operated by enCore. enCore has executed surface use and access agreements and fee mineral leases with surface and mineral owners at the Project.

1.3	Geology and Mineralization

The Project resides in the GMB. The GMB extends over much of South Texas and includes the Texas coastal plain, GCUP and STUP where the Project is located. The coastal plain is bounded by the Rocky Mountain uplift to the west and drains into the Gulf of Mexico to the southeast. The coastal plain is comprised of marine, non-marine and continental sediments ranging in age from Paleozoic through Cenozoic.

Uranium mineralization at the Project is typical of Texas roll-front sandstone deposits. The formation of roll-front deposits is largely a groundwater process that occurs when uranium-rich, oxygenated groundwater interacts with a reducing environment in the subsurface and precipitates uranium. The most favorable host rocks for roll-fronts are permeable sandstones with large aquifer systems. Interbedded mudstone, claystone and siltstone are often present

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 1

and aid in the formation process by focusing groundwater flux. The roll-front deposits at Brevard are slightly different from the other roll-front deposits at Butler Ranch, Brown, and Cadena, which is discussed in further detail in Section 7.2.3.

1.4	Exploration Status

To date, enCore holds data from 4,523 drill holes that have been completed by enCore and previous uranium companies on and nearby the five project areas (Rosita CPP, Butler Ranch, Brevard, Brown, and Cadena) held by enCore. Data from the drilling, including survey coordinates, collar elevations, depths and grade of uranium intercepts, have been incorporated into enCore’s database.

1.5	Mineral Resource Estimates

The in-place resources were estimated separately for each project area. Table 1-1 and Table 1-2 list the Project resources by the project area.

Table 1-1   South Texas Uranium Project Measured and Indicated Resource Summary

Project Area	GT Cutoff	Average GT	Uranium (lbs U3O8)
Upper Spring Creek - Brevard Area
Measured	0.3	0.59	800,000
Indicated	0.3	0.40	38,000
Total Measured and Indicated	-	-	838,000
Upper Spring Creek - Brown Area
Measured	0.3	1.17	1,339,000
Indicated	0.2	2.15	720,000
Total Measured and Indicated	-	-	2,059,000
Rosita South - Cadena
Measured	0.3	0.80	615,000
Indicated	0.3	0.42	15,000
Total Measured and Indicated	-	-	630,000
Project Totals
Measured			2,754,000
Indicated			773,000
Total Measured and Indicated			3,527,000

Notes:

1.	Mineral resources as defined in 17 CFR § 229.1300 and as used in NI 43-101.
2.	All resources occur below the static water table.
3.	The point of reference for mineral resources is in-situ at the Project.
4.	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
5.	An 80% metallurgical recovery factor was considered for the purposes of the economic analysis.
6.	There are no measured or indicated resources at Rosita CPP or Butler Ranch.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 2

Figure 1-1 South Texas Project Area Location Map

New Braunfels
Guadalupe
Bexar
San Antonio
Medina
Gonzales
Lavaca
Wilson
De Witt
Frio
Atascosa
Butler Ranch
Karnes
Victoria
Victoria
Goliad
USC - Brevard
La Salle
McMullen
USC
- Brown
Live Oak
Bee
Refugio
Aransas
Aransas
Aransas
San Patricio
Webb
Rosita CPP
RS - Cadena
Duval
Jim Wells
Nueces
Corpus Christi
Kingsville
Kleberg
10
10
90
410
410
183
183
87
87
77
77
57
35
35
37
37
181
59
59
281
Source: ESRI and Partners, USEPA
Texas Counties
Project Area Location
Gulf Coast Uranium Province
N
0
10
20
Miles
Date: August 2024
By: WWC
enCore energy

SOUTH TEXAS PROJECT AREA LOCATION MAP

Figure 1-1

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 3

Figure 1-2 South Texas Uranium Province

Fort Worth
Waco
San Angelo
Llano uplift
Edwards Plateau
Austin
San Antonio
San Marcos Arch
Houston Embayment
Beaumont
Houston
Rio Grande Embayment
Corpus Christi
TEXAS
MEXICO
LA PALANGANA MINE
ALTA MESA MINE
GULF OF MEXICO
Brownsville
Study area
MAP LOCATION
EXPLANATION
Uranium Host Units and Occurrence Types
Host unit
Known deposits
Other types
Goliad Sd.
Oakville Ss.
Catahoula Fm.
Jackson Grp.
Clairborne Grp.
None
Wilcox Fm.
None
Epoch and Geologic Units
Holocene
Pleistocene
Pliocene
Miocene
Oligocene
Eocene
Paleocene
Alluvium
Windblown deposits
Undifferentiated Pleistocene*
Goliad Sd.
Fleming Fm. (Oakville Ss. and Lagarto Fm.)
Catahoula Fm.
Jackson Grp.
Claiborne Grp.
Wilcox Fm.
Approximate Location of the South Texas Uranium Province

(USGS 2015)

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 4

Table 1-2   South Texas Uranium Project Inferred Resource Summary

Project Area	GT Cutoff	Average GT	U3O8 (lbs)
Upper Spring Creek - Brown Area
Total Inferred	0.2	1.35	308,000

Notes:

1.	Mineral resources as defined in 17 CFR § 229.1300 and as used in NI 43-101.
2.	All resources occur below the static water table.
3.	The point of reference for mineral resources is in-situ at the Project.
4.	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
5.	There are no inferred resources at Rosita CPP, Butler Ranch, Brevard or Cadena.

1.6	Economic Analysis

This PEA indicates a pre-tax net present value (NPV) of $104.3 million at an 8 percent discount rate compared to an after-tax NPV of $81.8 million at an 8 percent discount rate.

The mine plan and economic analysis are based on the following assumptions:

•	NI 43-101 and S-K 1300 compliant estimate of Mineral Resources and a recovery factor of 80 percent,

•	A variable U3O8 sales price ranging from $78.37/lb up to $92.04/lb with an overall average U3O8 sales price of $87.05/lb,

•	A mine life of 9 years (6 years production followed by 3 years of restoration/surface reclamation), and

•	A pre-income tax cost including royalties, state and local taxes, operating costs, and capital costs of $43.12/lb.

Costs for the Project are based on actual costs from enCore’s currently operating south Texas in situ recovery (ISR) projects, economic analyses for similar ISR uranium projects, and WWC’s in house experience with mining and construction costs. All costs are in U.S. dollars (USD). The Authors believe that general industry costs from similar projects adequately provide a ± 30 percent cost accuracy which is in accordance with industry standards for a PEA. As additional data are collected for the Project and the wellfield and plant designs are advanced, estimates can be refined.

This analysis is based on measured and indicated mineral resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Given the speculative nature of mineral resources, there is no guarantee that any or all of the mineral resources included in this PEA will be recovered. This PEA is preliminary in nature and there is no certainty that the Project will be realized.

1.7	QP Conclusion and Recommendations

The Authors conclude that the ISR amenable mineral resources as determined by this report show sufficient economic and technical viability to move to the next stage of development. Key conclusions and recommendations are as follows:

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 5

•	The QP considers the scale and quality of the mineral resources at the Project to indicate favorable conditions for future extraction.

•	Rosita CPP is fully permitted and currently producing.

•	Continue to obtain and maintain private mineral leases along with surface use agreements.

•	enCore should advance the process to obtain the necessary regulatory authorizations required to operate the Project.

1.8	Summary of Risks

The Project does have some risks similar in nature to other mineral projects and uranium projects in particular. Some risks are summarized below and are discussed in detail in Section 25.0:

•	Variance in the grade and continuity of mineralization from what was interpreted by drilling and estimation techniques,

•	Environmental, social and political acceptance of the Project could cause delays in conducting work or increase the costs from what is assumed,

•	Risk associated with delays or additional requirements for regulatory authorizations,

•	Risk associated with the uranium market and sales contract,

•	Risk associated with uranium recovery and processing, and

•	Changes in the mining and mineral processing recovery.

To the Authors’ knowledge there are no other significant risks that could materially affect the PEA or interfere with the recommended work programs.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 6

2.0	INTRODUCTION

2.1	Registrant/Issuer of Report

This report titled “TECHNICAL REPORT ON THE SOUTH TEXAS INTEGRATED URANIUM PROJECTS, TEXAS, USA” was prepared in accordance with NI 43-101 and S-K 1300 standards. The effective date of this Report is December 31, 2024.

This independent Report was prepared for enCore by WWC, a Texas registered geoscience firm, under the supervision of Christopher McDowell, P.G. and Ray Moores P.E. This Report includes the Rosita CPP, Butler Ranch, Brevard, Brown and Cadena project areas. The project areas are located in Karnes, Bee, Live Oak and Duval Counties, Texas, USA. The Rosita CPP will serve as the central location of the Project with the other project areas serving as satellite facilities. For the purposes of this Report, the satellite facilities are considered material to the Rosita CPP. Minerals are mined at the project areas and is then transported to the Rosita CPP for processing.

enCore is incorporated in the Province of British Columbia, with the principal office located at 101 N. Shoreline Blvd, Suite 450, Corpus Christi, TX 78401.

2.2	Terms of Reference

The Project is owned and operated by enCore. This Report has been prepared for enCore to report mineral resources for the Project. The Project includes multiple project areas located in Karnes, Bee, Live Oak and Duval Counties, Texas.

2.3	Data Sources, Units of Measurement and Abbreviations

The information and data presented in this Report were gathered from various sources listed in Chapter 27.0 of this Report.

Uranium mineral resource estimates for the Project are based on data from 4,523 drill holes that included survey coordinates, collar elevations, depths and grade/GT of uranium intercepts.

Units of measurement unless otherwise indicated are feet (ft), miles, acres, pounds (lbs), short tons (2,000 lbs), grams (g), milligrams (mg), liters (L) and parts per million (ppm). Uranium production is expressed as pounds U3O8, the standard market unit. Grade thickness (GT) is the uranium grade multiplied by the intercept thickness. ISR refers to in-situ recovery, sometimes also termed in-situ leach (ISL). Unless otherwise indicated, all references to dollars ($) refer to United States currency.

2.4	Personal Inspection

Mr. McDowell most recently visited Butler Ranch, Brevard, and Brown on November 5, 2021 and the Rosita CPP and Cadena on February 7, 2024. Mr. Moores became involved with the Project after Mr. McDowell’s inspection and has not personally inspected the properties. He has relied on photos and descriptions of the properties provided to him by Mr. McDowell as well as from enCore personnel. While he did not inspect the properties, Mr. Moores has some familiarity with the area and has been to the Corpus Christi area for other reasons, most recently in 2013.

2.4.1  QP Qualifications

Christopher McDowell, P.G. is the independent qualified person responsible for the preparation of this Report and the mineral resource estimates herein. Mr. McDowell is a Qualified Person

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 7

(QP) under NI 43-101 and S-K 1300 Standards responsible for the content of this Report and a Professional Geologist with 9 years of professional experience in uranium geology and ISR uranium mining. Mr. McDowell is responsible for development of sections 1-15 and 23-27 of this Report.

Ray Moores, P.E. is the independent qualified person responsible for the preparation for this Report and the technical and economic analysis herein. Mr. Moores is a QP under NI 43-101 Standards with 22 years of industry experience including 16 years direct experience with ISR uranium mining, feasibility, and licensing. Mr. Moores is responsible for development of sections 1-5, 16-22, and 24-27 of this Report.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 8

3.0	RELIANCE ON OTHER EXPERTS

The Authors have fully relied upon information on uranium commodity price forecasts from TradeTech’s 4th quarter 2023 market Outlook Report. This information is used in Section 19.0 of this Report. WWC Engineering received this information from enCore in November 2024.

The Authors have relied on information provided by enCore regarding property ownership, title, and mineral rights; regulatory status and environmental information, including liabilities on the Project.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 9

4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Location and Size

The Project includes the Rosita CPP, Butler Ranch, Brevard, Brown, and Cadena project areas located in Karnes, Bee, Live Oak and Duval Counties, Texas, USA. The locations of the project areas are depicted in Figure 1-1, while Figures 4-1 through 4-4 depict the project areas in more detail. Each project area is described in detail in Sections 4.1.1 through 4.1.5. Mineral rights for the Project are all private (fee) mineral leases and/or owned by URI, Inc. Fee mineral leases are obtained through negotiation with individual mineral owners and details of these leases are confidential.

4.1.1 Rosita CPP

The Rosita CPP is located in Duval County, Texas, approximately 13.7 miles east of Freer and approximately 60 miles west of Corpus Christi (Figure 1-1) at latitude 27.830423 and longitude -98.403543 (decimal degrees). This facility represents the central location of the Project and includes the central processing facility where resin from each satellite facility will be processed. The Rosita CPP is supplied with uranium-loaded ion exchange resin from ISR mining at one or more of the project areas. The Rosita CPP initiated production in 1990 and produced 2.65 million pounds of U3O8 from 1990 to 1999. The Rosita CPP restarted operations in 2023. This plant was originally constructed as an up-flow ion exchange facility in 1990, and its conversion to a CPP was completed in 2023. At the Rosita CPP, resin is processed, and uranium is recovered, precipitated as a slurry, and is then dried and packaged.

4.1.2 Butler Ranch

The Butler Ranch project consists of approximately 743 acres located in a rural area of Karnes County, Texas, approximately 44 miles south of San Antonio (Figure 1-1). It is centered at the approximate location of latitude 28.887336 and longitude -98.059851 (decimal degrees). Butler Ranch is comprised of four different nonconnected property leases over approximately 10 miles in the western part of the county (Figure 4-1).

4.1.3 Upper Spring Creek - Brevard Area

USC - Brevard is located 6 miles northeast of the Ray Point Mining District in the GCUP/STUP and is situated in Bee and Live Oak counties, Texas approximately halfway between San Antonio and Corpus Christi (Figure 1-1). Brevard is situated at latitude 28.567478 and longitude -98.024910 (decimal degrees). Three properties form the Brevard project area (Benham, Brevard, and Johnston) and total approximately 1,110 acres (Figure 4-2).

4.1.4 Upper Spring Creek - Brown Area

The Brown project is located approximately 12 miles south-southwest of Three Rivers, Texas at the intersection of FM 889 and County Road 135 in Live Oak County latitude 28.287518 and longitude -98.214002 (decimal degrees) (Figure 1-1 and Figure 4-3). Brown includes three properties totaling approximately 247 acres. The two properties (Brown and Geibel) located to the south and east of FM 889 are collectively referred to as the Brown property and the property to the west of FM 889 is the Geffert property. URI, Inc. owns both surface and mineral rights for the former Brown and Geffert properties and owns surface and leases mineral rights for the former Giebel property at this project area.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 10

4.1.5 Rosita South - Cadena

Rosita South - Cadena is located in Duval County, Texas, approximately 11.5 miles east of Freer and approximately 64 miles west of Corpus Christi (Figure 1-1 and Figure 4-4) at latitude 27.807052 and longitude -98.453480 (decimal degrees). Cadena includes two project areas totaling 395.46 acres.

4.2	Permitting and Encumbrances

To the QP’s knowledge, there are no unusual encumbrances to the project areas. However, there are general regulatory and permitting liabilities, depending on the specific project area.

Potential environmental liabilities for the Project fall under the jurisdiction of the Railroad Commission of Texas (RRC) and Texas Commission on Environmental Quality (TCEQ), which regulate mining operations and the extraction of minerals and provides mine permits and radioactive material licenses. No environmental liabilities are currently present at the Project.

Other potential permitting requirements, depending on the status of each project area, may include:

•

The TCEQ will require enCore to apply for and obtain a radioactive material license pursuant to Title 30 Texas Administrative Code (TAC) Chapters 305 and 336. enCore has established that the satellite projects described in this report will be incorporated as amendments to the existing Radioactive Materials License, RO3653, that covers the Company’s Kingsville Dome and Rosita CPP’s. The application to amend the existing Radioactive Materials License must address a number of matters including, but not limited to, site characteristics (ecology, geology, topography, hydrology, meteorology, historical and cultural landmarks and archaeology), radiological and non-radiological impacts, environmental effects of accidents, decommissioning, decontamination and reclamation. The Company has submitted the amendment application for a portion of the Brown project area that is currently under technical review by the TCEQ.

•

To produce uranium from subsurface deposits, an operator must obtain an area permit and production area authorization (PAA) pursuant to the Texas Water Code, Chapter 27. Underground injection activities cannot commence until the TCEQ has issued an area permit and PAA to authorize such activities. In addition, all portions of the proposed production zone in groundwater with a total dissolved solids concentration less than 10,000 mg/L, which will be affected by mining solutions, are included within an aquifer exemption approved by TCEQ and the EPA. The PAA application may be developed concurrently with or after the area permit application. As additional production areas are proposed to be activated within the area permit, additional PAA applications must be submitted to the TCEQ for processing and issuance before injecting within the production area. In 2024, the Company was issued the Area Permit for a portion of the Brown project area by the TCEQ, Permit Number: UR03095

•

In 1975, the Texas Legislature gave the RRC jurisdiction to regulate surface mining for coal and uranium. No surface mining for uranium is currently conducted at the Project, but uranium exploration for ISR operations is administered by the Surface Mining and Reclamation Division of the RRC. Active uranium exploration sites are inspected monthly (RRC, 2022). The RRC requires exploration permits for any uranium exploration in the state.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 11

Figure 4-1 Butler Ranch Project Area Location Map

Wilson County
Karnes County
FM 791
Hobson
Moczygemba
Hobson Oil Field
Zunker
Conquista Creek
Hysaw Oil Field
Garcia
483 ft
508 ft
FM 99
Coy City
Dziuk
Coy City
TEXAS
Project Area
N
1 0.5 0 1
Miles

BUTLER RANCH PROJECT AREA
LOCATION MAP

Date: August 2024
By: WWC

Figure 4-1

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 12

Figure 4-2 Upper Spring Creek - Brevard Project Area Location Map

72
County Road 135
County Road 140
319 ft
County Road 131
72
Brevard
Benham
Johnston
350 ft
County Road 231
County Road 128
USC - Brevard Project Area
403 ft
Bee County
Live Oak County
Odom Hollow
312 ft
TEXAS
Project Area
N
0
1,500
3,000
Feet
USC - BREVARD PROJECT AREA LOCATION MAP
Date: January 2025
By: WWC
enCore energy
Figure 4-2

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 13

Figure 4-3 Upper Spring Creek - Brown Project Area Location Map

351 ft
FM 1873
372 ft
County Road 116
342 ft
340 ft
FM 889
County Road 133
352 ft
County Road 122
County Road 121
Road 123
FM 889
County Road 134
FM 3336
USC - Brown Project Area
351 ft
County Road 135
County Road 136
FM 889
59
312 ft
Highway 59

TEXAS
Project Area

N
0
1,500
3,000
Feet

USC - BROWN PROJECT AREA LOCATION MAP

Date: November 2024

By: WWC

enCore energy

Figure 4-3

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 14

Figure 4-4 Rosita South Cadena Project Area Location Map

County Road
County Road 332
County Road 330
44
552 ft
565 ft
44
County Road 321
Pila Blanca
FM 3196
Rosita Creek
RS - Cadena Project Area
Rosita
551 ft
County Road 321
County Road
FM 3196
Rosita Creek
Hoffman Creek

TEXAS
Project Area

N
0
1,500
3,000
Feet

RS - CADENA PROJECT AREA LOCATION MAP

Date: August 2024

By: WWC

Figure 4-4

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 15

•

Texas state law does not provide any agency with the authority to regulate the use or production of groundwater unless the location lies within a groundwater conservation district (GCD). Butler Ranch is located in the Evergreen Underground GCD, Brevard is located in the Bee Groundwater Conservation District and Live Oak Underground GCD, Brown is located in the Live Oak Underground GCD, and Cadena and Rosita reside in the Duval County GCD. Activities authorized by TCEQ under the Class III Area Permit are not subject to the jurisdiction of the GCD. The GCD will require a permit for water use required for industrial uses not covered by the Class III area permit according to the appropriate GCD rules and regulations.

•	Class I and III injection wells are also regulated by the TCEQ. Therefore, enCore will need to acquire the appropriate permits in order to construct and operate these wells.

4.3 Property Risk Factors

A variety of property risk factors exist but are not unique to the specific project areas. Many uranium deposits occur in relatively compact spatial areas. Large horizontal well pads or wind turbine pads sited on top of mineralization could limit the ability to access resources. Oil and gas development, solar farms, and wind turbines are common in South Texas. Property risk factors are included in the following list, with descriptions of the risk:

•	Drill Hole Reclamation

o The drilling, reclamation and abandonment of uranium exploration holes on any of the leases is permitted by the RRC. Potential future environmental liability as a result of the mining must be addressed by the permit holder jointly with the permit granting agency. Permits have bonding requirements for ensuring that the restoration of groundwater, the land surface and any ancillary facility structures or equipment is properly completed. It is the opinion of the QP that uranium exploration holes present a low risk of impacting development of the resources.

•	Oil and gas horizontal pads and development

o Large horizontal well pads could limit surface accessibility, placement of wellfields and the ability to recover resources through ISR. It is the opinion of the QP that oil and gas development present a low risk of impacting development of the uranium resources.

•	Industrial wells impacting aquifers

o Industrial wells could impact available water in target aquifers but will not impact the resources. It is the opinion of the QP that industrial wells present a low risk of impacting development of the resources.

•	Commercial wind power

o Commercial wind power could limit surface accessibility and impact optimal placement of wellfields. It is the opinion of the QP that there is a low risk that commercial wind power could limit development of uranium resources.

•	Commercial solar power

o Commercial solar power could limit surface accessibility and impact optimal placement of wellfields. It is the opinion of the QP that there is a low risk that commercial solar power could limit development of uranium resources.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 16

4.4	Royalties (Confidential)

Due to the confidentiality of royalties in private agreements, specific royalty data are not included in the Report. Royalties may be provided upon request.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 17

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Topography, Elevation, Vegetation and Climate

The Rosita CPP, Butler Ranch, Brevard, Brown, and Cadena project areas are located in Karnes, Bee, Live Oak, and Duval Counties in South Texas. The physiographic settings for each of the project areas are similar and located in the coastal plain/prairies and interior portion of the Gulf Coastal Plain Physiographic Province (Texas Bureau of Economic Geology (BEG), 1987). Nearly flat strata in the coastal plain/prairies transitions to strata tilted towards the Gulf of Mexico. Surface stratigraphy includes deltaic sands and muds near the coast transitioning to unconsolidated sands and muds in the interior (BEG, 1987).

The Gulf Coastal Plain is part of a passive continental margin along the Gulf of Mexico. The tectonic setting yields low-relief and a relatively flat landscape along the coast from Mexico and Texas to Mississippi. Thick formations of Quaternary and Tertiary fluvial clastic sediments were deposited on the continental shelf from the Mississippi Embayment (Galloway et al., 1979).

The surface is characterized by rolling hills with parallel to sub-parallel ridges and valleys. Changes in relief typically range from 10 to 100 ft near the coast to upwards of 200 ft of relief further inland. Ground surface elevations at the project areas range from a low of 180 ft above mean sea level (msl) at Butler Ranch to a high of 470 ft above msl at Cadena.

Livestock grazing and open pastures with woodlands are common in the region and is typical for this type of habitat in the Southern Great Plains Eco-region. Vegetation consists primarily of mesquite and post oak woods, forests and grassland mosaic vegetation/cover types (BEG, 2000). Native and introduced grasses and woody species such as honey mesquite, blackjack oak, eastern redcedar, black hickory, live oak, sandjack oak and cedar elm are common for this cover type.

Shrub species in the region include hackberry, yaupon, poison oak, American beautyberry, hawthorn, supplejack, trumpet creeper, dewberry, coral-berry, little bluestem, silver bluestem, sand lovegrass, beaked panicum, three-awn, spranglegrass and tickclover. Interspersed among these major vegetation communities, within and along the drainages, are grasslands and meadow grasslands with some seeded grasslands and improved pastures for agriculture (Texas Parks & Recreation, 2022).

The region’s subtropical climate temperatures in the summer range from about 75° to 95°F, although highs above 100°F are common; winter temperatures range from about 45° to 65°F. Humidity is generally over 85 percent (%) year-round and commonly exceeds 90% during the summer months. Average annual rainfall ranges from about 26 to 30 inches. The climate is characterized by a warm desert-like to subtropical climate. Periods of freezing temperatures are generally very brief and infrequent (U.S. Climate Data, 2022). Tropical weather systems from the Gulf of Mexico can occur during the hurricane season and may affect the Project with large rainstorms and wind.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 18

5.2	Accessibility and Proximity to Population Centers

5.2.1	Rosita CPP and Rosita South - Cadena

The Rosita CPP and Rosita South - Cadena are served by Texas State Highway 44 as depicted on Figure 4-1 and Figure 4-4. Texas State Highway 44 is a State maintained, two-lane, sealed, asphalt road providing year-round access. Two different County Roads (CR 330 and CR 333) from Highway 44 are used as access to the Rosita CPP. County Road 330 provides access from Highway 44 while County Road 333 provides access to the Rosita CPP from County Road 330. From County Road 333 a private road is utilized into the Rosita CPP site. Cadena can also be accessed from County Roads (CR 321 and CR 3196). Commercial airlines serve both San Antonio and Corpus Christi. Many of the local communities have small public airfields and there are numerous private airfields in the region.

The nearest community is San Diego, Texas which is approximately 16 miles southeast of the Rosita CPP and Cadena. San Diego, Texas has a population of approximately 3,700 people. The nearest major city is Corpus Christi, Texas. It is located approximately 70 miles east of the Rosita CPP and has a population of approximately 317,863 people (US Census 2020). Federal and Texas State highways link these and other cities/communities to the Rosita CPP.

5.2.2	Butler Ranch

Butler Ranch is served by Texas Highway 181 as depicted on Figure 1-1. Texas Highway 181 is a State maintained, four-lane, sealed, asphalt road providing year-round access. Multiple county roads from Highway 181 lead to the Butler Ranch project area. At Butler Ranch, there are crown-and-ditched mixed gravel and pavement access roads to the area. In addition to the designated routes, there are a few tertiary or ‘two-track’ roads that traverse the area for recreation and grazing access, as well as various other uses, including mineral and petroleum exploration.

Butler Ranch is located in a rural farmland area. Karnes City, Texas is approximately 7 miles east of the project area and has a population of about 3,000 people. The nearest major city is San Antonio, Texas. It is located approximately 40 miles northwest of Butler Ranch with a population of 1.43 million people (US Census, 2020). Federal and Texas state highways link all these cities to Butler Ranch (Figure 1-1).

5.2.3	Upper Spring Creek - Brevard

USC - Brevard is served by Texas State Highway 72 as depicted on Figure 4-2. Highway 72 is a state-maintained, two-lane, sealed, asphalt road providing year-round access. Two different county roads (CR 147 and CR 231) from Highway 72 can be used to access Brevard.

The nearest community in the vicinity is Pawnee, approximately 5 miles north of Brevard. The Pawnee Census Designated Place (CDP) has a population of 85 people (US Census 2020). Three Rivers in Live Oak County is located approximately 12 miles southwest of Brevard. Three Rivers has a population of 1,474 people (US Census 2020). Brevard is located halfway between San Antonio and Corpus Christi, the nearest major cities. San Antonio, which is located approximately 60 miles northwest, has a population of 1,434,625 people (US Census, 2020). Corpus Christi, which is located approximately 60 miles southeast. U.S. and State highways link these and other surrounding cities to Brevard.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 19

5.2.4	Upper Spring Creek - Brown

USC - Brown is served by U.S. Interstate Highway 37 (I-37) as depicted on Figure 1-1. I-37 is a state-maintained, four-lane, sealed, asphalt road providing year-round access. Access to this highway from the west and northeast is U.S. Highway 72, access from the east and southwest is U.S. Highway 59. The area can also be accessed from the south via U.S. Highway 281 leading to U.S. Highway 37. Multiple county roads from U.S. Highways 281 and 59 lead to the Brown. Once on Brown, there are crown-and-ditched mixed gravel and pavement access roads to the area. The physical address of the property is 216 County Road (CR) 135, George West, in Live Oak County, Texas. Brown is located approximately 6.75 miles south-southwest of the intersection of U.S. Highway 281 and Farm-to-Market Road (FM) 889.

The nearest town in the vicinity is George West and is located approximately 6 miles northeast of Brown. George West has a population of 2,191 people (U.S. Census, 2020). Three Rivers is located approximately 12 miles north-northeast and has a population of 1,474 (U.S. Census, 2020). The nearest major city is Corpus Christi, Texas, which is located approximately 55 miles southeast. U.S. and State highways link these and other surrounding cities to the project area.

5.3	Surface Rights and Property Infrastructure

Equipment, supplies and personnel needed for exploration and day-to-day operation are available from population centers such as San Antonio and Corpus Christi. Specialized equipment for the wellfields is often available in Texas but may need to be acquired from outside of the state. The local economy for all project areas is geared toward oil and gas exploration, energy production, and ranching operations, providing a well-trained and capable pool of workers for ISR production and processing operations. Workers will reside locally and commute to work daily. As a result of energy development since the early 1900s, all the project areas have existing or nearby electrical power, gas and adequate telephone and internet connectivity.

Generally, the local and regional infrastructure is in place for all project areas including roads, power and maintenance facilities. The exceptions include local access roads, wellfield development, local power and well control facilities that must be constructed. Specific information about the available infrastructure for each project area is described below.

5.3.1	Rosita CPP

enCore currently owns and operates the Rosita CPP within their Rosita ISR project radioactive materials license and injection permit boundaries. Site infrastructure includes the Rosita CPP and associated infrastructure, electric transmission lines, water supply, ponds, and several paved and well-graded county roads that traverse the area providing access to the property. The remaining unused lands are primarily undeveloped farmland.

5.3.2	Butler Ranch

enCore leases the surface and mineral rights at Butler Ranch and has access to the land for exploration and development.

Site infrastructure consists of residential buildings, undeveloped farmland, and retention ponds. Several paved and well-graded county roads traverse the area providing access to each property. Several electric transmission lines run adjacent to these roads and by the individual properties. Non-potable water will be supplied by water supply wells at or near the site. There

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 20

is an existing water supply well at Butler Ranch, but additional water supply wells may need to be developed. Water extracted as part of ISR operations will be recycled for reinjection.

5.3.3	Upper Spring Creek - Brevard

enCore has or will obtain legal access to the land surface through confidential agreements.

Site infrastructure consists of land to support cattle ranching and agriculture. Several paved county roads provide access to Brevard. An overhead electric transmission line and underground phone line run parallel to CR 140. Non-potable water will be supplied by water supply wells at or near the site. There are two existing water supply wells at Brevard, but additional water supply wells may need to be developed. A public water system, El Oso Water Supply Corporation, also serves the area. Water extracted as part of ISR operations will be recycled for reinjection.

5.3.4	Upper Spring Creek - Brown

enCore owns both surface and mineral rights at the Brown and Geffert properties. enCore leases minerals located beneath the Giebel property and has access to the land for exploration and development.

Site infrastructure consists of residential buildings, undeveloped farmland, and retention ponds. Several paved and well-graded county roads traverse the area providing access to each property. Several electric transmission lines run adjacent to these roads and by the individual properties. Non-potable water will be supplied by water supply wells at or near the site. There is an existing water supply well at Brown, but additional water supply wells may need to be developed. Water extracted as part of ISR operations will be recycled for reinjection.

5.3.5	Rosita South - Cadena

enCore has obtained legal access to the land surface through confidential agreements.

Site infrastructure consists of residential buildings and land to support ranching and agriculture. Several paved and well-graded county roads traverse the area providing access to the property. Several electric transmission lines run adjacent to these roads to supply power to residential areas. No water supply sources have been developed for this site.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 21

6.0	HISTORY

The Project is located in the STUP. This province produced over 70 million pounds of U3O8 from 1954 through 1994. In recent years, mining companies have shifted from surface mining to ISR. Since 1975, the State of Texas has required the reclamation of surface mining operations (Nicot et al. 2010).

Uranium exploration and mining in South Texas primarily targets sandstone formations throughout the Coastal Plain bordering the Gulf of Mexico (Adams and Smith 1981). The area has long been known to contain uranium oxide, which was first discovered in Karnes County, Texas in 1954 using airborne radiometric survey (Bunker and MacKallor 1973). The uranium deposits discovered were within a belt of strata extending 250 miles from the middle coastal plain southwestward to the Rio Grande. This area includes the Carrizo, Whitsett (Jackson Group), Catahoula, Oakville and Goliad geologic formations (Larson 1978). Open pit mining began in 1961 and ISR mining was initiated in 1975. The uranium market experienced lower demand and price in the late 1970s and in 1980 there was a sharp decline in all Texas uranium operations (Eargle and Kleiner 2022).

During the late 1970s and early 1980s, exploration for uranium in South Texas had evolved towards deeper drilling targets within the known host sandstone formations (Carothers 2011). Deeper exploration drilling was more costly and excluded many of the smaller uranium mining companies from participating in the down-dip, deeper undrilled trend extensions. Uranium had been mined by several major oil companies in the past in South Texas, including Conoco, Mobil, Humble (later Exxon), Atlantic Richfield (ARCO) and others. Mobil had found numerous deposits in South Texas in the past, including the O’Hern, Holiday-El Mesquite and several smaller deposits, mostly in Oligocene-age Catahoula Formation tuffaceous sands. ARCO discovered several Oakville Formation (Miocene-age) uranium-bearing deposits and acquired other deposits located nearby in Live Oak County. They were exploring deeper extensions of Oakville Formation trends when they discovered the Mt. Lucas Goliad Formation deposit, located near Lake Corpus Christi in Live Oak County near the Bee County line (Carothers 2011).

Ownership, control, and operation of the Project areas has varied greatly since the 1960s. Table 6-1 summarizes the operations and activities of various companies, the timeframe during which these activities were completed, and the results of the work. Table 6-1 also summarizes historic drilling and the number of drill holes completed during each period. Cited references and supporting literature can be found following Table 6-1 and in Section 27.0.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 22

Table 6-1   Historical Operations Summary

Year	Company	Operations/Activity	Amount (No. of Drillholes)	Results of Work

Rosita ISR Uranium Central Processing Plant and Wellfield

1990 - 1999	Uranium Resources, Inc. (URI)	Uranium production	N/A	Production from the plant totaled 2.65 million pounds during this time period.

2021	enCore	Acquisition	N/A	enCore acquires the assets of Westwater Resources, Inc. (previously URI) in the United States, and URI becomes a wholly owned subsidiary of enCore.
Butler Ranch ISR Uranium Project

1961	Susquehanna Western Inc.	First mill constructed in 1961	N/A	Open pit mining of uranium started in Karnes County in 1960, the first mill operational in 1961.

1961-1981?	Susquehanna Western Inc., Century Geophysical, Conoco, and Westinghouse/Geoscience	Exploratory drilling	1,934	During the indicated time period a total of 1,934 holes were drilled at the project by the various companies.

2014	URI	URI acquired the project from Rio Grande Resources	N/A

In 2014, URI acquired the project from Rio Grande Resources as part of a land exchange. Over 50 years, prior to the acquisition by Rio Grande Resources, the separate leases were owned by several companies. Rio Grande Resources acquired all leases for the Butler Ranch project area. The separate leases were previously owned by several companies including Susquehanna Western, Homestake, Conoco, Wyoming Minerals corporation (WMC), and Kerr-McGee.

2021	enCore	Acquisition	N/A	enCore acquires the assets of Westwater Resources, Inc. (previously URI) in the United States, and URI becomes a wholly owned subsidiary of enCore.

Upper Spring Creek - Brevard Area ISR Project

1968	Humble Oil Company	Exploration	Unknown	Exploratory drilling of the Brevard and Johnston properties was performed and a geologic cross-section through the properties was prepared.

mid-1970s	WMC	Exploration and delineation	200+	WMC drilled over 200 holes to delineate the mineralization on the Benham property.

1979	WMC	Permit application	N/A	In 1979, WMC applied for an ISR mining permit for the Benham property.

1982	Intercontinental Energy Corporation (IEC)	Acquisition	N/A

By 1982 IEC had acquired the following properties: Brevard (previously “House”), Benham and Johnston (previously “Perry”). The mineralization at the Brevard, Johnston, and Benham properties were also mapped.

1983	IEC	Permit Release	N/A	IEC requests that the State of Texas release IEC from all mining permit requirements as the Benham project was not activated.

1984	IEC	Lease expiration	N/A	In 1984, the leases on the Benham and Johnston properties expired.

2007	Signal Equities, LLC. (Signal)	Acquisition of leases	N/A	In 2007, Signal begins acquiring leases for Brevard.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 23

Table 6-1   Historical Operations Summary (continued)

Year	Company	Operations/Activity	Amount (No. of Drillholes)	Results of Work

2008 - 2011	Signal	Exploration and delineation	793

From 2008 to 2011, Signal drilled a total of 793 holes at Brevard. These included: 338 drillholes on the Brevard property, 135 on the Benham, 162 on the Johnston, and 158 on a neighboring property. The drilling performed by Signal identified mineral horizons at each of the properties. Signal began exploration of the properties under RRC Exploration Permits 137 and 1371.

2010	Signal	UIC Class III Mine Area Permit - UR03080	N/A	Fully licensed Class III Mine Area Permit granted by the TCEQ

2010	Signal	Class I Waste Disposal Well - WDW-428 and WDW-429	N/A	Signal’s waste disposal wells permitted by TCEQ

2011	Signal	UIC Production Area Authorization - UR03080-PAA1	N/A	Signal’s PAA approved by TCEQ

2011	Signal	Radioactive Material License - R06065	N/A	Signal’s Radioactive Materials License granted by TCEQ

NA	Signal	TCEQ Aquifer Exemption - UR02307	N/A	Signal’s Aquifer Exemption verified by TCEQ

2017	Signal	Mineral resource estimate	N/A	In 2017, Resource Evaluation, Inc. used a polygonal method to prepare a mineral resource estimate for Signal. (unpublished)

2019	Signal	License termination	N/A	Signal submitted a letter to the Texas Commission of Environmental Quality (TCEQ) requesting full termination of their license for Brevard as a result of uranium market conditions.

2019	TCEQ	License termination	N/A

TCEQ submits the Final Completion Review Report (CRR) for the Signal license to the U.S. Nuclear Regulatory Commission (NRC). The TCEQ states in their letter that the sites may be released for unrestricted use.

2021	enCore	Acquisition	N/A	On May 7, 2021, the Brevard project area was acquired from Signal by enCore and renamed the Upper Spring Creek - Brevard Area Project.

2021- present	enCore	Acquisition	N/A	enCore begins negotiation and securing key mineral leases and surface use agreements for the Brevard project area.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 24

Table 6-1   Historical Operations Summary (continued)

Year	Company	Operations/Activity	Amount (No. of Drillholes)	Results of Work

Upper Spring Creek - Brown Area ISR Uranium Project

1970s	U.S. Steel Corporation (U.S. Steel)	U.S. Steel, permitted, delineated and produced uranium into the 1970s	Unknown	U.S. Steel permitted the project as an open pit mine and designated the project as the Boots-Brown Project. Production ceased in the 1970s and the site was reclaimed.

2001	State of Texas	Reclamation Release	N/A	In 2001, the State of Texas released the project area from reclamation status to unrestricted use.

2010	Signal	Signal initiated a delineation drilling program.	309 delineation holes

In 2010, Signal re-evaluated the U.S. Steel Brown Project. This re-evaluation included drilling delineation holes. 226 delineation holes were drilled on the Brown property and 83 delineation holes were drilled on the Giebel property.

2011	Signal	Signal received Radioactive Materials license R06065.	N/A

From 2010 to 2015, Signal conducted permitting and licensing activities that resulted in the issuance of the necessary permits and radioactive materials license from the TCEQ authorizing the extraction of uranium using ISR.

2015	Signal	UIC Class III Mine Area Permit	N/A	Fully licensed Class III Mine Area Permit granted by the TCEQ

2019	Signal	License Termination	N/A

Signal submitted a letter to the Texas Commission of Environmental Quality (TCEQ) requesting full termination of their license for the Brown project area as a result of uranium market conditions. Release for unrestricted use was approved by TCEQ and U.S. NRC.

2020	enCore	Acquisition	N/A	enCore acquires the Brown database from Signal.

2021 - 2023	enCore	Brown ISR project area acquired and renamed Upper Spring Creek - Brown Area ISR Uranium Project	N/A

From 2021 to 2023, enCore acquired the surface and mineral properties for the Brown and Geffert property parcels that form the core of the Brown Area of the Upper Spring Creek Project. enCore also successfully acquired key mineral leases for the project area.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 25

Table 6-1   Historical Operations Summary (continued)

Year	Company	Operations/Activity	Amount (No. of Drillholes)	Results of Work

Rosita South - Cadena Area

1970s	Mobil	Exploration	874	813 electric logs/lithology logs completed by Mobil. Mobil identified several trends in the Cadena area.

1970s - 1980s	Moore Energy	Exploration, resource calculations	156

Moore Energy continued delineation of Mobil’s trends. These were presumed to be extensions of the same trends that URI mined at Rosita. 242 electric logs/lithology logs were drilled by Moore Energy. 23 Princeton Gamma Tech logs and 5 core holes were drilled by Moore Energy. Core was analyzed by Core Lab Analyses. An agitation leach report based on the 5 cores was prepared by Fisher, Harden & Fisher.

2005	High Plains Uranium (HPU)	HPU purchased data package by Moore Energy for the Cadena area from UEC	N/A	HPU purchased the Moore Energy data package for the Cadena area. HPU purchased 4,329 acres of private minerals and surface rights at Cadena and prepared a mineral resource estimate.

2006	HPU and URI	Proposed joint venture (JV)	457	Proposed JV to restart and expand development on the Rosita and Cadena projects. Terms of the JV were not met, and HPU retained Cadena.

2021	enCore	Acquisition	N/A	enCore acquires the assets of Westwater Resources, Inc. (previously URI) in the United States, and URI becomes a wholly owned subsidiary of enCore.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 26

7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

7.1.1	South Texas Gulf Coastal Plan

The Project is located in the GCUP, which lies along the Gulf of Mexico Basin (Figure 7-1). The Texas portion of the GCUP where uranium mining has historically occurred is also referred to as the STUP. The Project lies within both the GCUP and the STUP.

The regional deposition of sediments has been controlled by structural features, including the San Marcos Arch and the Rio Grande Embayment (Figure 1-2). The San Marcos Arch is a region of higher elevation and less subsidence; it serves to divide the Rio Grande Embayment to the southwest from the Houston Embayment to the northeast. To the northwest, the Balcones Fault Zone separates the Llano Uplift from the Rio Grande and Houston embayments. Numerous mapped normal faults run roughly parallel to the Texas coastline in the region, but no regionally-mapped faults are present in the immediate vicinity of the Project.

The Project is located within the Rio Grande Embayment. The geology of this area was concisely described by McClain (1959):

“Southwest Texas is situated on the southwestern flank of a large basin, the central part of which is now occupied by the Gulf of Mexico. The long axis of this basin is near the shore of and parallel with the present Texas coastline. Strikewise along this southwest flank there are alternating areas that have received a preponderance of sediments, having had a relative subsidence to accommodate them and intervening areas of relative stability which have generally thinner sedimentary sections. The Rio Grande Embayment, with the present-day Rio Grande River being near or shortly to the south of its axis, has received an added thickness of sediments. During times of advance of the sea it was deeper than the adjacent areas, so that rivers brought more sediments into it and deposited them farther inland. During times of recession the area remained relatively low and the rivers continued to flow into and across it, depositing great quantities of sediments.”

Within the Rio Grande Embayment, deposits thicken and dip towards the Gulf of Mexico. The uranium-bearing deposits in the STUP include sandstones in Tertiary formations ranging in age from Eocene (oldest) to Lower Pliocene (youngest). These permeable deposits are interbedded with claystones, mudstones and siltstones.

Regionally, uranium deposits are hosted by four formations: the Jackson Group (Eocene), Catahoula Formation (Oligocene/Miocene), Oakville Sandstone (Miocene) and Goliad Formation (Pliocene) (Nicot et al. 2010).

The Jackson Group was deposited in nearshore and shore environments and the aquifers are brackish. The Oligocene Frio Clay overlies the Jackson Group. The overlying Catahoula Formation is composed of fluvial deposits and in many areas has low permeability and serves as the Catahoula Confining System. Where groundwater is present, in the shallowest portions of the Catahoula Formation, it is brackish and forms part of the Jasper Aquifer. The Oakville Sandstone overlies the Catahoula Formation and is also fluvial in origin. The Oakville Sandstone comprises the majority of the Jasper Aquifer. Water quality is brackish except in outcrops. The Lagarto Clay (also called the Fleming Formation) forms the Burkeville Confining Unit, a leaky

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 27

aquitard that separates the Jasper Aquifer from the overlying fluvial Goliad Formation and associated Evangeline Aquifer.

Figure 1-2 shows the bedrock geology in the region. A generalized STUP stratigraphic column is shown in Figure 7-1.

7.1.2	Project Stratigraphy

Several formations are present at the surface across the project areas in addition to quaternary sediments. Mineralization at the Project occurs in the Goliad Sand, Oakville Sandstone and Jackson Group strata.

Tertiary-aged geologic formations underlying the Project from youngest to oldest include the Goliad Sand (Pliocene), Lagarto Clay, Oakville Sandstone (Miocene, undivided), Catahoula Formation (Oligocene, Miocene), Frio Clay/Frio Formation (Early Oligocene), and Jackson Group/Whitsett Formation (Eocene). These formations dip toward the Gulf of Mexico.

Uranium deposits in the STUP are contained within fault-controlled roll fronts deposited in these formations. The following summarizes the relevant regional geologic formations of tertiary-age strata from oldest to youngest.

Jackson Group (Eocene)

The Jackson Group is part of a major progradational cycle that also includes the underlying Yegua Formation. From oldest to youngest, the Jackson Group includes: the Caddell, Wellborn, Manning, and Whitsett Formations. Total thickness of this unit averages 1,100 ft and is characterized by a complex distribution of lagoon, marsh, barrier-island, and associated facies. The Fayette fluvio-deltaic system in Central and East Texas provided the sand transported to the region by longshore drift in a somewhat similar paleogeography to the current Gulf coast. The lower part of the Jackson Group consists of a basal 100 ft sequence of marine muds (Caddell Formation) overlain by 400 ft of sand including the Wellborn/McElroy Formation and Dilworth Sandstone, Conquista Clay, and Deweesville/Stones Switch Sandstone. The middle portion of the Jackson Group consists of 200 to 400 ft of mostly muds, which includes the Dubose Clay Member. Several sand units are present in the 400 to 500 ft thick upper section, including the Tordilla/Calliham Sandstone overlain by the Flashing Clay Member. Jackson Group units including the Dilworth and younger are considered the Whitsett Formation (Nicot et. al. 2010).

Frio Clay (Vicksburg Group Equivalent)

The Frio Clay is predominantly bentonitic and slightly calcareous clay with small amounts of sand and sandy silt. The Frio Clay is poorly outcropped in Live Oak County, as it is almost completely covered by the Catahoula Tuff in some places. It is primarily composed of clays and silty clays, with smaller portions of sands and selenite. The Frio Clay dips to the southeast and also thickens with sand beds thickening and becoming more numerous. These deeper sands make up a substantial portion of the formation at depth and contain large amounts of oil and gas. The Frio Clay is up to 200 feet thick in the region (Anders and Baker 1961).

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 28

Figure 7-1 South Texas Regional Stratigraphic/Hydrostratigraphic Column

System	Series	Stratigraphic Units		Hydrostratigraphy
Quaternary	Holocene	Alluvium		Chicot Aquifer
	Pleistocene	Beaumont Clay		
		Lissie Formation	Montgomery Formation	
			Bentley Formation	
		Willis Sand		
Tertiary	Pliocene	Goliad Sand		Evangeline Aquifer
	Miocene	Lagarto Clay (Fleming Formation)		Burkeville Confining System
		Oakville Sandstone		Jasper Aquifer
	Miocene / Oligocene	Catahoula Tuff	Upper Catahoula Tuff	Catahoula Confining System
			Anahuac Formation	
			Frio Formation	
	Oligocene	Frio Clay (Vicksburg Group Equivalent)		Vicksburg-Jackson Confining System
	Eocene	Jackson Group		

Source:
Modified from TWDB Report 365 - Aquifers of the Gulf Coast of Texas, Chapter 2: Geology of the Gulf Coast of Texas, pg. 38. Ali H. Chowdhury, Ph.D., P.G. and Mike J. Turco, Texas Water Development Board, February 2006

REGIONAL STRATIGRAPHIC/ HYDROSTRATIGRAPHIC COLUMN

Date: August 2024

By: WWC

enCore energy

Figure 7-1

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 29

Catahoula Formation (Catahoula Tuff)

The Miocene-Oligocene Catahoula Formation is predominantly a tuffaceous clay and tuff, and contains sandy clay, bentonitic clay, irregularly distributed lenticular sands, and conglomerate. The Catahoula Formation outcrops in a broad and irregular belt across northern Live Oak County that ranges from approximately 5 to 11 miles across (Anders and Baker 1961). The Catahoula Formation dips to the southeast, ranges in thickness from approximately 400 to 700 feet, and unconformably overlies the Frio Clay.

Oakville Formation

The Miocene Oakville Formation outcrops in most of central Live Oak County and is a major aquifer and uranium-producing unit in the region. It is primarily composed of clastic sediments forming interbedded sands and clays (Baker 1979). The Oakville Formation represents a major fluvial bed-load system with high percentages of fine to coarse-grained sand (Galloway et al. 1982). It dips to the southeast and ranges in thickness from approximately 200 to 500 feet. The Oakville Formation unconformably overlies the Catahoula Tuff.

Lagarto Clay (Fleming Formation)

The Miocene Lagarto Clay (also known as the Fleming Formation) is primarily composed of clay, silty calcareous clay, silty clays, and interbedded sand. In areas where thick sands are present, it is difficult to distinguish the Lagarto Clay from the underlying Oakville Sandstone and the overlying Goliad Sand. The Lagarto Clay dips to the southeast, ranges from 0 to approximately 1,000 feet thick in the region, and conformably overlies the Oakville Sandstone (Anders and Baker 1961).

Goliad Formation (Goliad Sand)

The Pliocene-Miocene Goliad Formation is primarily composed of sandstone with some interbedded clays and gravels. In some areas, the sands are cemented with caliche, resulting in differential erosion and formation of a scarp at the contact with the softer, underlying Lagarto Clay. The Goliad Formation dips to the southeast, is approximately 500 feet thick, and is a major aquifer and uranium-producing unit in the region. The Goliad Formation unconformably overlies the Lagarto Clay (Anders and Baker 1961).

The Goliad Formation was originally classified as Pliocene. However, the formation has been reclassified as early Pliocene to middle Miocene due to recent research revealing the presence of indigenous Pliocene-aged mega-fossils occurring in upper Goliad sands and the lower Goliad fluvial sands correlating with down-dip strata containing benthic foraminifera of Miocene age (Baskin and Hulbert 2008). The Geology of Texas map published by BEG in 1992 classifies the Goliad as Miocene and describes the Goliad Formation as clays, sandstones, marls, caliches, limestones and conglomerates with a thickness of 100 ft to 500 ft. Above the Goliad Formation lies Quaternary sediments, Beaumont Clay, Lissie Formation, Montgomery Formation and the Willis Sand, which are composed of sand, gravel, silt, and clay.

Uranium mineralization occurs along oxidation/reduction interfaces in fluvial channel sands of the Goliad Formation. These deposits consist of multiple mineralized sand horizons, which are separated vertically by confining beds comprised of silt, mudstone and clay.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 30

Quaternary Undifferentiated Sediments

The Quaternary Pleistocene and Holocene sediments are mainly alluvial deposits composed of sand, gravel, silt, and clay. Although some units have been identified, including the Willis Sand, Lissie Formation, and Beaumont Clay, the Quaternary sediments are undifferentiated in most locations. The Quaternary sediments are 0 to 70 feet thick and unconformably overlie the Goliad Sand, Lagarto Clay, Oakville Sandstone, and Catahoula Tuff. The most extensive Quaternary sediments are found in river and stream valleys (Anders and Baker 1961).

7.2	Local Geology and Mineralization

7.2.1	Butler Ranch

At Butler Ranch, uranium mineralization occurs in numerous mineral trends within Jackson Group sandstone units and the Whitsett Formation. Total thickness of the Jackson Group averages 1,100 ft in Karnes County but is thinner at Butler Ranch. The Frio Formation overlies the Jackson Group and is primarily comprised of the Frio Clay and ash beds. This Formation is approximately 60 to 80 ft in total thickness and contains ash beds up to 10 ft thick. Overlying the Frio Formation is the Catahoula Formation which is approximately 80 to 100 ft in thickness.

In addition to quaternary rocks, both the Whitsett and Catahoula Formations are present at surface. Figure 1-2 shows the surface geology in the STUP.

Deposition of sediments at Butler Ranch is typical of the Gulf’s coastal plains. Sediments were deposited along coastal plains as uplift occurred to the north and west. Sediments were then transported downstream and were deposited in fluvial and deltaic systems including the Catahoula Formation. In addition, sea level fluctuations led to several transitional sequences. The Frio Clay is an example of a transgressive sequence where marine clays were deposited. In contrast, the Jackson Group is a progradational sequence where deposits consist of lagoonal, marsh, barrier-island, and other associated near shoreline facies.

The mineralized deposits and roll front trends occur within sand units identified by Conoco as Tordilla Deposits, and include the Dubose, Dilworth and Stoneswitch (Deweesville) trends/deposits of the Eocene Jackson Group.

The Tordilla sand member of the Jackson Group is the host zone for mineralization. Tordilla sands are characterized by very fine- to medium-size grains that vary in permeability, depending upon the amount of clay present. The contact between the Tordilla sand and the underlying Dubose clay, a massive carbonaceous silty clay, is clear and easily identifiable. The Fashing clay overlies the Tordilla sand and consists of a massive carbonaceous silty clay. The overlying Frio Formation consists primarily of tuffaceous and bentonitic silty clays with indistinct contacts between clay units. Above the Frio are tuffaceous silts and clays of the Catahoula Formation (Conoco Interoffice Communication, June 6, 1978). As observed on the electric logs, development of sandstone units at Butler Ranch can vary from very thin, silty, fine-grained sands to thick, well developed, fine to medium-grained sands. Transition between these sands can be abrupt.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 31

7.2.2	Upper Spring Creek - Brevard

Drilling at USC - Brevard has encountered the Fleming Formation (Lagarto Clay or Oakville Clay), the Oakville Sandstone, and the Catahoula Formation, as well as areas of unidentified sediments overlying the Oakville Sandstone. The Oakville Formation outcrops at the surface at Brevard. The Oakville Formation unconformably overlies the Catahoula Formation, which provides underlying confinement. Consistent with the regional geology, sediments at Brevard dip toward the Gulf of Mexico, from the northwest to the southeast at 1-1.5% (less than 1°). Figure 7-2 shows the locations of geologic cross sections at the property; Figures 7-3 through 7-4 show the geologic cross sections.

Catahoula Formation sediments are fluvial in origin and include volcanic tuff, clays and sands. In the STUP, the Catahoula Formation is sometimes referred to as the Catahoula Tuff, reflecting the abundance of volcanic-origin tuffaceous sediments (Nicot et al. 2010). The Catahoula Formation unconformably overlies the Jackson Group. It is thin in outcrop but thickens towards the Gulf of Mexico.

The top of the Catahoula Formation is approximately 120 to 250 feet below ground surface (bgs) at Brevard. Based on regional geologic cross sections, the Catahoula Formation is expected to be approximately 950 feet thick at Brevard (Baker 1979). At Brevard, exploration drillholes have encountered approximately 350 feet of Catahoula Formation underlying the Oakville Sandstone but have not fully penetrated the Formation.

The Oakville Formation hosts the mineralization at Brevard. It was separated by Signal (AMEC Geomatrix 2009) into the Oakville clay and the Oakville sand production zones. The Oakville clay is an overlying confining layer, and the Oakville sand is the production zone.

The Oakville Formation differs notably from the Catahoula Formation because it contains a larger amount of sand (Baker 1979). The overlying Fleming Formation (also known as the Lagarto Clay), which is clay-dominant, can be difficult to distinguish from the Oakville sandstone because of their similar lithologies. Consequently, the two formations are sometimes combined and discussed together as their more formal designation, the Fleming Group.

Fluvial deposition of the Oakville Formation formed paleochannels perpendicular to the Texas coastline that have higher sand percentages and transmissivity (Nicot et al. 2010). The project area is aligned with the “George West” paleochannel, which is roughly centered on the boundary between Live Oak and Bee counties. According to Nicot et al., this paleochannel “has a particularly high sand percentage [...] next to the outcrop where most uranium mines are

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 32

Figure 7-2 Brevard Project Area Drill Hole, Mineralization, and Cross Section Location Map

County Road 147
Bee County
Live Oak County
Texas State Highway 72
Bee
Drill Hole
F
137-0205
Brevard
137-0203
A'
137-0152
137-0123
137-0030
County Road 140
East Fork Salt Creek
Benham
Johnston
137-2001
A
137-2003
F'
County Road 131
County Road 231
County Road 128
Property Boundary
Project Area
Drillhole
Corehole
Drillhole used in Cross-Section
Cross-Section Line
Resource Estimate
Shallow Horizon, Measured
Main Horizon, Measured
Downthrown Horizon, Measured
Main Horizon, Indicated
Shallow or Downthrown Horizon, Indicated
N
0
1,000
2,000
Feet
USC - BREVARD PROJECT AREA
DRILL HOLE, MINERALIZATION AND
CROSS SECTION LOCATION MAP
Date: January 2025
By: WWC
enCore energy
Figure 7-2

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 33

Figure 7-3 Brevard Project Area Cross-Section A-A’

A
A'
INTERBEDDED SAND AND CLAY
OAKVILLE CLAY
OAKVILLE SAND
(PRODUCTION ZONE)
CATAHOULA FORMATION
OAKVILLE SANDSTONE
JOHNSTON LEASE
BREVARD LEASE
STATE OF TEXAS
JACKIE D. HOLMAN, JR.
GEOLOGY
1703
LICENSED
PROFESSIONAL GEOSCIENTIST
10-02-2009
APPROXIMATE SCALE IN FEET
CROSS-SECTION A-A'
Signal Equities - Brevard Project
Bee and Live Oak Counties, Texas
By: BAL
Date: 10/01/09
Project No. 14083.000
AMEC Geomatrix
Figure V.8

Source: Excerpted without revision from AMEC Geomatrix, 2009, Application for Permit to Conduct In Situ Uranium Mining Brevard Project.

USC - BREVARD PROJECT AREA
GEOLOGIC CROSS SECTION A-A'

Date August 2024

By: WWC

enCore energy

Figure 7-3

K:\Sheridan\enCore Energy Corp\2023396 South Texas Uranium Projects Technical Report\06GIS\23396_South_Texas_Uranium_Brevard_Maps.aprx

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 34

Figure 7-4 Brevard Project Area Cross-Section F-F’

F
F'
BREVARD LEASE
JOHNSTON LEASE
INTERBEDDED SAND AND CLAY
OAKVILLE CLAY
OAKVILLE SAND (PRODUCTION ZONE)
CATAHOULA FORMATION
STATE OF TEXAS
JACKIE D. HOLMAN, JR.
GEOLOGY
1703
LICENSED
PROFESSIONAL GEOSCIENTIST
10-02-2009
APPROXIMATE SCALE IN FEET
CROSS-SECTION F-F'
Signal Equities - Brevard Project
Bee and Live Oak Counties, Texas
By: BAL
Date: 10/01/09
AMEC Geomatrix
Figure V.13

USC - BREVARD PROJECT AREA
GEOLOGIC CROSS SECTION F-F'

Source: Excerpted without revision from AMEC Geomatrix, 2009, Application for Permit to Conduct In Situ Uranium Mining Brevard Project.

Date August 2024

By: WWC

enCore energy

Figure 7-4

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 35

found” (Nicot et al. 2010). Uranium deposition in the basal portions of the Oakville Sandstone has been well-documented in the George West paleochannel (Galloway et al. 1982).

Signal described the Oakville Sand at Brevard as:

“[F]ine- to medium-grained, moderately to well sorted [and] often containing volcanic rock fragments. There is a clay approximately 5-feet thick in the lower section of the Oakville sand [...referred to...] as the “intermediate clay”. This clay, though not laterally continuous over the entire permit area, has been shown to be present throughout much of the [Brevard property mineralization].” (AMEC Geomatrix 2009)

At Brevard, AMEC’s Oakville clay unit is often exposed at ground surface and extends to a depth of as little as 30 feet bgs in the northwest corner of the project area. In some areas, up to 50 feet of interbedded sands and clays overly this unit. Underlying the Oakville clay unit, the Oakville sand ranges in thickness from 50 to 100 feet.

7.2.3	Upper Spring Creek - Brown

Brown is entirely within the surface outcrop of the Oakville Formation, which hosts mineralization. Some local areas of Quaternary alluvial deposits are present along intermittent streams. Shallow stratigraphy at the site described from exploration boreholes is characterized by organic silty clay and caliche from ground surface to a depth of approximately 20 ft. Interbedded sand and clay of the upper Oakville Sandstone are found from 20 ft to 120 ft. Fluvial gravel lenses are found between 120 ft and 130 ft. A 20 ft thick continuous clay unit is found beneath the gravel between 130 ft and 150 ft. Below the fluvial gravel and clay is a middle Oakville Sand unit between 150 ft and 250 ft. Some shallow mineral intercepts are found at 170 to 200 ft in the middle Oakville Sand, but it is uncertain if the mineralization is saturated because the Oakville groundwater level is at 170 ft. Since this interval is close to or possibly above the water table, it has been included in this report as an exploration target in the A-Sand interval. More information about exploration targets can be found in Section 9. The middle Oakville Clay occurs at 250 to 280 ft bgs and is an approximate 10-ft-thick laterally continuous confining zone for mineralization. The lower Oakville Sand occurs at approximately 290 to 400 ft bgs and is generally fine- to medium-grained, moderately to well-sorted sand. The lower Oakville Sand contains mineralization and is the injection/production zone and geologic interval to be mined. Figures 7-5 and 7-6 depict the drillholes, cross section location, and cross section at Brown.

The Catahoula Formation is encountered below the Oakville Formation at approximately 370 ft. No significant uranium mineralization has been found in the Catahoula at Brown.

Deposition of sediments at USC-Brown is typical of the Gulf’s coastal plains. Sediments were deposited along coastal plains as uplift occurred to the north and west. Sediments, including the Oakville Formation and Catahoula Formation, were then transported downstream and were deposited in fluvial and deltaic systems. In addition, sea level fluctuations led to several transitional sequences. The Frio Clay is an example of a transgressive sequence where marine clays were deposited. In contrast, the Jackson Group is a progradational sequence where

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 36

Figure 7-5 Brown Project Area Drill Hole, Mineralization, and Cross Section Location Map

CR 121
FM 889
CR 135
D
D'
Project Boundary
Drill Holes
Cross-Section Line
Mineral Contours
N
0
500
1,000
2,000
Feet

Date: January 2025

By: WWC

enCore energy

Figure 7-5

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 37

Figure 7-6 Brown Project Area Cross-Section

GF-48
GF-54
143-0179
143-0115
143-2020
143-2012
D
D'
1414'
691'
862'
582'
603'
USC - BROWN PROJECT AREA
LEGEND:
Project Target
Mineralized Sands
CROSS-SECTION LOCATION

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 38

deposits consist of lagoonal, marsh, barrier-island, and other associated near shoreline facies (Galloway, 1976).

7.2.4	Rosita South - Cadena

At Cadena, the Goliad Formation outcrops at surface and covers most of the surface area at the project area. Quaternary deposits are present in the drainages of the Tarancahuas Creek that passes through the project area. This quaternary deposit is defined by the BEG’s state geology map as terrace deposits which are described as sand, silt, clay, and gravel of differing, various proportions and increased portions of gravel predominantly in older, higher terrace deposits.

Uranium deposits at Cadena are hosted in the sands of the Goliad Formation and depths primarily ranging from 100-300 ft bgs. Two mineralized areas are present in the project area with GTs ranging up to 3.45. Exploration drilling has identified eight mineralized sands plus an additional four potentially mineralized sands. Most are within the first few hundred feet of the surface with all the intervals within 800 feet of the surface. It is possible that continued exploration could result in increased uranium resources at the project area.

The Drill Hole, Mineralization, and Cross Section Location Map for Cadena and the cross section are located in Figures 7-7 and 7-8 respectively.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 39

Figure 7-7 Cadena Project Area Drill Hole, Mineralization, and Cross Section Location Map

E
1923-U27
1380
1331
1317
E'
Maxar

RS - Cadena Project Area

Cross Section Line

Drill Holes

Mineral Contours

N

0 0.25

Miles

Date: August 2024

By: WWC

enCore energy

Figure 7-7

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 40

Figure 7-8 Cadena Project Area Cross-Section

1923-U27
1380
1331
1317
E
E'
1380
1331
1317
Uranium Resources, Inc
GROUND SURFACE
E
E'
N
RS - Cadena Project Area

RS - CADENA PROJECT AREA
GEOLOGIC CROSS SECTION E-E'

Date August 2024
By: WWC

Figure 7-8

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 41

7.3	Hydrogeology

7.3.1	Butler Ranch

The project area is located within the Evergreen Underground Water Conservation District and contains an aquifer system that is comprised of interbedded sand, clays, gravels, and conglomerates. The static water level in this area ranges between 50 and 100 ft bgs. Drilling in this area indicates that sands between depths of 180 and 680 ft are targeted for domestic, stock, and rig use with water from the Jackson Group Aquifer. Furthermore, these data provide validation that an aquifer system does exist at Butler Ranch in the Jackson Group.

7.3.2	Upper Spring Creek - Brevard

Two rounds of pump testing were conducted at the Brevard property by SRK Consulting (SRK 2009a, SRK 2009b). The first pump test was conducted in April 2009 to evaluate the permeability of the Oakville Sand production zone and whether intermediate clay layers within the Oakville Sand would provide effective confinement. The pumping well was located approximately 600 feet from the southeast corner of the Brevard property. Observation wells were located approximately 220 feet from the pumping well, to the northwest and northeast. Observation wells were also located near the pumping well in shallower sands above intermediate clays.

The first pump test was for 24 hours at a constant rate of 8 gallons per minute (gpm), which was lower than desired. After pumping ended, recovery data were collected for 19 hours. The test found that the production zone permeability was favorable for ISR mining. Vertical variations in permeability within the production zone were not evaluated, but the report noted that if the uranium mineralization was associated with lower permeability sands it could impact uranium recovery. The intermediate clays (which are not areally extensive) were found to provide effective local operational confinement of mining fluids but would likely not be viewed as effective confining layers for regulatory purposes.

The second pump test was conducted in June 2009 and was designed to more closely reflect actual ISR mining. ISR-type wells were installed targeting the mineralized sand, the efficiency of different ISR well designs was evaluated, and a constant-rate pump test was conducted. The pumping well was completed by cementing the well casing in place, underreaming the mineralized interval, placing a well screen, and placing gravel in the annular space behind the well screen. Three monitor wells that could also serve as ISR wells were also constructed. All of the monitor wells were constructed with well screen. One monitor well was constructed using the same design as the pumping well, one was constructed the same as the pumping well but without gravel, and one was completed without underreaming or gravel. The monitor wells were located approximately 120 feet from the pumping well.

The pumping well and the three monitor wells were all capable of sustained pumping at 60 to 90 gpm. Step drawdown tests were performed in each well to evaluate well efficiency. Well efficiency of all three well designs was found to be 96 to 98 percent at 20 gpm. Two additional ISR wells were constructed near the pumping well from the first pump test to repeat that test at a higher pumping rate. These wells were capable of sustained pumping at 80 to 90 gpm, indicating that the low pumping rate during the first pump test at 8 gpm was likely a result of well construction and development issues, and not reflective of the aquifer properties.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 42

The second pump test consisted of pumping at a constant rate of 71.5 gpm for 24 hours. After pumping ended, recovery data were collected for 24 hours. The test found that the permeability of the mineralized sands were sufficiently high, and the aquifer would efficiently support the injection and recovery rates needed for ISR mining. The testing did not evaluate leaching efficiency or chemical reactions during mining that might affect aquifer permeability. Testing confirmed that the intermediate clays could provide operational confinement for mining fluids but would not meet regulatory requirements for confinement. The overlying Oakville Clay and the underlying Catahoula Clay would reportedly provide “absolute” confinement (SRK 2009b).

7.3.3	Upper Spring Creek - Brown

The Brown project area is located within the Live Oak Underground Water Conservation District and contains an aquifer system referred to as the Jasper Aquifer (Figure 7-1) which is part of the Gulf Coast Aquifer System. This aquifer is Miocene in age and consists of interbedded gravel, sand, silt, and clays of the Oakville Formation. The Jasper aquifer is underlain by the Catahoula confining unit and overlain by the Burkeville confining unit (Baker, 1986).

7.3.4	Rosita South - Cadena

The Goliad sand is one of the principal water-bearing formations in South Texas and can yield moderate to large quantities of water. Cadena targets the Goliad Formation which outcrops at surface and is a proven aquifer with characteristics favorable to ISR.

No aquifer testing has been completed at Cadena to date. However, subsurface conditions are assumed to be similar to the enCore’s Rosita ISR Project which has operating wellfields within 2 miles of the Cadena resource area.

7.4	Geotechnical Information

No soil sampling has been performed at any of the project areas and no geotechnical data or analysis was provided for this Report.

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8.0	Deposit Type

Uranium mineralization identified at the Project occurs as epigenic roll-front deposits in the fluvial origin host sandstones. These deposits are characteristic of the types that have been successfully mined through ISR in Texas, Wyoming, and Nebraska. Roll-front deposits form through a chemical process in which a uranium source is oxidized and transported, then reduced and deposited into an existing host formation. The roll fronts are vertically confined by lower-permeability zones within the host sandstone. Roll-front deposits form within sandstone beds near an iron reduction-oxidation (redox) boundary between altered (oxidized) and unaltered (reduced) material. Iron oxidation produces color changes that are commonly used to help map roll fronts.

An idealized depiction of a roll-front uranium deposit occurring in a “C” shape at the alteration interface can be viewed on Figure 8-1. The highest-grade portion of the front occurs in the ore zone or “nose” within reduced ground just ahead of the alteration front. Ahead of the nose, at the leading edge of the roll front, mineral quality gradually diminishes to barren within the “seepage” zone. Trailing behind the nose, in oxidized (altered) ground, are weak remnants of mineralization referred to as “tails” which have resisted re-mobilization to the nose due to association with shale, carbonaceous material or other lithologies of lower permeability.

In Texas roll-type deposits, uranium is deposited onto reactive substances including organic debris, titanium oxide, montmorillonite clay, and rock fragments, and forms discrete uranium minerals consisting primarily of coffinite and uraninite. Uranium minerals cover sand grains composed of carbonate, silicate and sulfide minerals, and volcanic rock fragments. Uranium minerals fill the pore spaces within the interstices of sandstones associated with opal and micritic calcite cement. Uranium is commonly found in close proximity to the interface between oxidized and reduced sand (Hall et al. 2017).

The uranium source in South Texas roll front deposits is volcaniclastic tuffaceous material. The Oligocene Catahoula Formation is a possible source, but volcaniclastic material is also present in the Oakville Formation and Jackson Group (Adams and Smith 1981).

In Oakville Sandstone uranium deposits at Brevard (Figure 8-2), the characteristic redox boundary color change and “C” shape associated with uranium roll fronts are not present. In the Oakville Sandstone, it is rare to encounter this idealized “C” shape (Galloway et al. 1982). This is likely because lower-permeability material disrupts the even flow of groundwater (Adams and Smith 1981). Geochemical studies of the Lamprecht deposit, an Oakville Sandstone uranium deposit located approximately five miles southwest of Brevard, found that the sediments within the uranium roll fronts had been re-reduced after uranium deposition (Goldhaber et al. 1979). This re-reduction does not remobilize uranium, which is only soluble when oxidized, but reducing the previously oxidized material changes the color and makes it indistinguishable from the already reduced material.

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Figure 8-1 Conceptual Uranium Roll Front Model

Granger and Warren 1979

At Brevard, faults may have historically provided a pathway for hydrogen sulfide (H2S), a reducing agent, to migrate from underlying oil and gas beds into the Oakville Sandstone (Goldhaber et al. 1979). This process may have played a role in both deposition of the roll-fronts, and in the subsequent re-reduction. Color cannot be used for roll-front mapping in re-reduced deposits, but iron sulfide phases (pyrite vs. marcasite) and sulfur isotopes show distinct differences across re-reduced roll-fronts and can be used for detailed mapping if needed.

As shown in Figure 8-2, the upward movement of H2S was instrumental in the development of a reduced groundwater environment. Groundwater recharge from historical surface precipitation created an oxidized environment and mobilized uranium into the system. The uranium-bearing groundwater flowing within the aquifer until it encountered a reduced environment, at which point uranium was deposited in roll fronts (shown in yellow).

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Figure 8-2 Roll-Front Uranium Deposition Process in the Oakville Sandstone

Modified from Galloway et al. 1982

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9.0	EXPLORATION

Conventional rotary drilling and down-hole geophysical logging were the primary exploration method at the Project. An exploration target has also been identified the Butler Ranch project area.

9.1	Exploration Target

An exploration target was estimated for the Butler Ranch project area. Data evaluated to prepare the exploration target include maps, mineral trend maps, historical ore body maps, cross sections, logs, previous technical reports, correspondence, and historical resource estimates and reporting.

9.1.1	Butler Ranch Exploration Target

An extensive review of historical drill hole data was undertaken in order to estimate existing uranium resources within the property boundaries that have not been mined. Data from over 1,934 drill holes at Butler Ranch were evaluated. A description of the historical mining is discussed in Section 6.0.

This evaluation included the use of historical down-hole electric logs, drill hole location maps, a 2015 drilling project report, a data acquisitions summary, past memos and permits, and historical ore reserve estimates by Conoco in 1978 and 1981. In addition, log data was inventoried and includes summaries of mineralized drill hole intercepts with grade, thickness, and local survey coordinates for drill holes. Those projects without down-hole electric logs were evaluated for exploration potential which is detailed herein.

9.1.1.1 Exploration Target

An exploration target was estimated for several of the properties within the Butler Ranch project area. Table 9-1 contains the results from this estimate. These estimates were derived from historical maps with mineral intercept data. No data on these maps could be confirmed by drill logs so these resources could not be classified. These properties are clearly targets for further exploration in the future. Figure 9-1 shows the mineral outlines on those properties with sufficient data to provide an estimate of exploration target.

9.1.1.2 Methodology

Historical maps were used to map exploration targets at Butler Ranch. These maps were developed by previous owners of Butler Ranch. The mineral intercept data on each map was evaluated and a 0.10 GT contour was drawn around the trend as a mineral outline. The area inside of the mineral outline was calculated using AutoCAD. Both a minimum GT (cutoff of 0.10) and a weighted average GT (0.37) were used with the weighted average of the nearby Turner property as the analog since this trend closely resembled the trends on the exploration target properties. The weighted average GT and the calculated trend areas were then used to calculate pounds using the same equation as the classified mineral estimate. The conversion constant (20) and tonnage factor (17.0) were used for the exploration target.

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9.1.1.3 Exploration Target Estimate

Four distinct trends were identified with the historical maps. They are:

Trend 1: Moczygemba

Trend 2: Zunker

Trend 3: Garcia

Trend 4: Dziuk

Table 9-1  Butler Ranch Exploration Target Estimate of Lbs. U3O8

Trend	Property	Host Strata	Acreage	Area (ft2)	Estimated Pounds at GT Cutoff	Estimated Pounds Turner Analog

1	Moczygemba	Tordilla	3.71	161,608	19,000	69,000

2	Zunker	Tordilla	14.08	613,325	72,000	264,000

3	Garcia	Dubose/Stoneswitch	28.91	1,259,320	148,000	541,000

4	Dziuk	Tordilla	1.74	75,794	9,000	33,000

Totals					248,000	907,000

Notes:

1)	Grade and thickness of the mineralized sands were not included on the historic maps used for this estimate (only GT was recorded). Therefore, average grades and ore tons could not be calculated.
2)	Turner property average GT (0.37) was used as the analog because it most closely resembles the GTs on the exploration target properties.

The ranges of potential quantity and grade of the exploration target are conceptual in nature. There has been insufficient exploration to define a mineral resource or mineral reserve. It is uncertain if further exploration will result in the target being delineated as a mineral resource.

In the opinion of the Authors, the methods used and results of the exploration target for the properties within Butler Ranch are reasonable and standard for the ISR industry. The method used for estimating the exploration target is conservative with respect to application of the weighted average GT from the Turner property while also using the lower cutoff to bracket the low-end mineral potential. Exploration targets do not meet the standards to be considered mineral resources or mineral reserves and as such, there is no certainty that the exploration targets provided herein will be realized.

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Figure 9-1 Butler Ranch Project Area Exploration Target Map

Wilson County
Karnes County
Highway 791
Trend 2
Zunker
Moczygemba
Trend 1
Trend 3
Garcia
Highway 1144
Trend 4
Dziuk
Highway 99
Mineral Trends
Potential Areas
N
1 0.5 0 1
Miles
BUTLER RANCH PROJECT AREA
EXPLORATION TARGET MAP
Date: August 2024
By: WWC
enCore energy
Figure 9-1

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10.0 Drilling

10.1 Drilling Programs

Drilling was conducted by conventional rotary methods using a variety of bit diameters and configurations. Drilling programs generally followed industry standards where cuttings are collected at regular intervals and examined by an on-site geologist to record lithology and geochemical alteration (redox state). Holes were then typically logged with a variety of tools including gamma ray, SP, single point resistance, PFN (if necessary), or other logging methods to aid in grade estimation and lithologic correlation. Cores were also collected from a limited number of holes throughout the project areas (excluding Butler Ranch and Cadena project areas). Cores were collected at the drill rig by a geologist. They were boxed and labeled as appropriate and transported to a secure facility. Cores were then logged and scanned with radiation detection devices and samples were identified and marked. Some Core samples were then sent to laboratories for testing for disequilibrium, metallurgy and hydrogeological parameters. It is the opinion of the QP that the drilling and core sampling methods were consistent with standard industry practices at the time the programs were conducted.

Considering the number of drill holes and associated data, the QP did not review all the drilling information for the project areas. Rather, the QP reviewed data from each of the project areas and evaluated the quality and nature of the work done by previous owners. In the opinion of the QP, previous work was conducted using industry standard practices and procedures meeting regulatory requirements in place at the time the work was conducted.

10.1.1 Butler Ranch

Several drilling programs have been initiated at Butler Ranch since uranium was discovered in Karnes County. A total of 1,934 drill-hole gamma logs were received when enCore acquired the project area. These logs have since been inventoried with k-factors, dead-times, water factors, depths drilled and logged, operators, logging companies, and other relevant information. Of these logs, GT data was received for 950 holes, of which 432 holes had location and GT data that could be used for mineral resource exploration.

Since acquiring the Butler Ranch, enCore has not initiated any new drilling programs at Butler Ranch. No core data from drilling was acquired for this evaluation.

10.1.2 Upper Spring Creek - Brevard

enCore has not conducted any drilling at Brevard and has not collected any new drillhole geophysical log or core data. Historical exploration of Brevard has been through drilling conducted by Signal Equities.

From 2008 to 2011, Signal drilled a total of 793 holes at Brevard. These included 338 drillholes on the Brevard property, 135 on Benham, 162 on Johnston and 158 on a neighboring property. The drilling performed by Signal identified mineral horizons at each of the properties. Drillhole locations are shown in Figure 7-6. Figures 7-7 through 7-9 show geologic cross-sections based on drillhole data.

Some drillholes were renumbered by Signal early in their work, and the records of this renumbering are clear. Drillhole locations were surveyed using a Trimble hand-held GPS unit with sub-meter accuracy. In mineralized areas, drillhole spacing ranged from less than 10 feet

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to approximately 140 feet. Initial drilling to identify mineralized areas was in a grid with drillholes spaced approximately 900 feet apart.

Exploration drilling was conducted by mud rotary method, and drillhole diameters ranged from 5.625 to 7.000 inches in diameter. Coring operations to complete 13 sonic coreholes were conducted by Boart Longyear. All of the coreholes are located at the Brevard property as shown on Figure 7-6. In the mud rotary drillholes, drill cutting samples were collected and logged every five feet. The sonic core sample tubes were 10 feet long, and samples were logged every five feet or at stratigraphic transitions. Lithologic logs were prepared using drill cuttings or core samples. Lithologic descriptions were prepared for each stratigraphic interval and included color, rock type, hardness, clay percent, grain size, sorting, and oxidation state. Gamma log counts were also noted.

Drillholes were near-vertical, as confirmed by downhole deviation surveys measuring azimuth and inclination. The drillholes were initially logged by Signal with a Mount Sopris ® spectral gamma probe to identify mineralized intervals. These intervals were then logged by contract loggers with a PFN probe. 734 drillholes were logged with the Mount Sopris ® spectral gamma, and 727 drillholes were logged with PFN. PFN logging was the primary sampling method for the project area. Because the drillholes are near-vertical and the dip of mineralization is small (<1°), the sample length accurately reflects the true thickness of mineralization.

Core sample recovery averaged 102 percent, with recovery from individual sonic core tubes ranging from 50 percent to 170 percent. Sample recovery was affected by swelling clays and sands. Swelling clays expanded when they were removed from the sample tube, which made the total length of core recovered longer than the actual cored length. This made it difficult to accurately determine the sample depths of those cores. Sand recovery was poor at the bottom of cores, where the sand could fall out of the core tube and into the corehole prior to recovery. In some cases, mineralization in sand units that was identifiable in gamma and PFN logs was completely missed in the core samples because the sand was not recovered. This was noted when gamma scans of the core samples were checked against the corehole gamma log. Where the corehole gamma log showed a significant response that was not present in the core samples, it was clear that the mineralized sand was not recovered. Because core sample data were not used in the mineral resource estimate, core sample recovery does not materially impact the accuracy and reliability of the results. Sections 12 and 13 provide more information on core sampling and assay results.

The depth of mineralization ranges from approximately 40 to 420 feet bgs. GTs of mineralized intercepts range from the cutoff of 0.3 to 2.85. Grade ranges within drillholes vary with depth as is typical of roll-front deposits. Data from individual drillholes are supported by surrounding drillholes, and the estimate does not include unusually high grade-thicknesses.

In the QP’s opinion, problems with the first holes drilled at Brevard do not materially impact the mineral resource estimate. The drilling and logging procedures subsequently followed by Signal are in accordance with current industry practices and generally accepted standards, and produced data that are acceptable for preparing mineral resource estimates.

10.1.3 Upper Spring Creek - Brown Area

No historical drilling data is available from U.S. Steel’s tenure on the Boots-Brown Project. However, in 2010, Signal initiated a 309-hole delineation drilling program at the Brown property

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and between 2022 and 2024 enCore completed a 65-hole delineation program in the Geffert property (Figure 7-6). enCore maintains all data for these drilling programs and copies of these data were provided to the QP. Nearly all drilling completed was for the purposes of exploration, delineation and assessment of the mineral resource potential and consisted of conventional rotary drilling, except for three Sonic® core drill holes. Drill hole locations were staked in the field using a Trimble hand-held GPS capable of sub-meter accuracy. It is the QP’s opinion that for the purposes of estimating mineral resources, the drill hole survey data are reliable.

In the rotary holes, drill cutting samples were collected for lithological logging in 5 ft intervals. Lithological logs were completed in the field by geologists following standard procedures. For down-hole geophysical logging, standard logging trucks which were equipped with gamma tools capable of recording natural gamma, resistivity, and SP data. The units were equipped with software to convert downhole gamma measurements to percent eU3O8 at user specified depth increments. Signal also contracted for PFN down-hole logging, initially with GeoInstruments Logging, then with GAA Wireline after GAA Wireline purchased GeoInstruments. enCore conducted PFN logging as part of their 65-hole drilling program with in-house PFN logging equipment.

The PFN logging trucks utilized were also equipped to measure down-hole deviation by azimuth and inclination. The X-Y coordinates for the bottom of each drill hole and the true depth were computed and stored in an electronic database. Only one hole of the 374 drilled lacks down-hole drift survey data. The average depth of all Signal drill holes was 393 feet and the average depth of the 65 holes drilled by enCore was 430 feet. In the QP’s opinion, the effect of downhole deviation with respect to sample thickness is negligible. The QP examined deviation records for approximately 20% of all down-hole PFN logs and notes that lateral drift (deviation in the X-Y direction) in the holes was not material to the mineral resource estimate.

The 10 highest GTs for Brown range from 4.27 to 10.77.

PFN logging tools respond directly to the uranium content in the drill holes (as opposed to the content of daughter products), and unlike conventional gamma logging, are not affected by disequilibrium present in the deposit. Signal used the initial Mount Sopris® gamma log results to identify mineralized zones (>0.02% eU3O8) that were then logged with the PFN tools. This approach mitigated the effects of radiometric disequilibrium in the deposit, as the PFN data are essentially equivalent to other common uranium assay methods. Calibration data for both natural gamma logs and PFN logs are discussed in Section 12 of this Report. While drilling was active, both the gamma and PFN logging trucks were calibrated routinely. In the QP’s opinion, the drilling and logging procedures followed by Signal are in accordance with current industry practices and generally accepted standards, resulting in data that are acceptable for estimation of mineral resources. The QP identified errors in Signal’s PFN calibration calculations and grade calculations. The raw PFN logging data was not affected by these calculation errors and remains the basis for the corrected calculated grades.

10.1.4 Rosita South - Cadena

Several historical drilling programs were initiated by Moore Energy, Mobil, and URI (Table 6-1). URI completed several exploration/ delineation holes in the project area in 2022. Between the three historic operators, 1,487 holes were drilled at Cadena. Nine holes were also cored for the purpose of laboratory testing and assays. GT values used in the mineral estimate ranged between 0.3 and 3.45. Holes drilled by Moore and Mobil were logged with Gamma and URI

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logged their holes with PFN to determine more accurate grades for the project area and to determine if the resource is in equilibrium.

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11.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1 Typical and Standard Industry Methods

This Report was prepared using a variety of sources, including data collected directly by enCore, data collected by previous property owners and information presented in prior reports for which not all underlying data is available. enCore has Quality Assurance (QA) and Quality Control (QC) procedures to guide drilling, logging, sampling, analytical testing, sample handling and storage. Details of sample preparation, analyses and security are presented separately for each project area.

Although core sampling was conducted on some project areas, the primary method for evaluating eU3O8 is through geophysical logging. Geophysical logs typically included gamma ray, resistance, SP and drill hole deviation. PFN logs are conducted in drill holes with significant gamma ray log responses. Resistance and SP curves are primarily used to identify lithological boundaries and to correlate sand units and mineralized zones between drill holes. Gamma ray and PFN logs provide indirect (eU3O8) and direct (cU3O8) measurements of uranium.

Because geophysical logging measures in-place sediments rather than collected samples, it minimizes the effects of variations in drill hole diameter and thin bed stratigraphy. Since no samples are collected with this method, sample security is not a consideration. Documentation of probe calibration, observation of logging runs and secure data management practices are comparable measures.

Gamma ray logs provide an indirect measurement of uranium content by logging gamma radiation in counts per second (CPS) at one-tenth ft intervals, CPS are then converted to eU3O8. The conversion requires an algorithm and several correction factors that are applied to the CPS value. Comparing gamma logs to PFN logs also provides a way to measure the radiometric DEF, which indicates whether uranium is dispersed or depleted and can be used to help pattern uranium roll fronts.

PFN uranium assay logs provide a direct measurement of actual uranium grade in cU3O8. PFN logging is considered superior to laboratory assay/analysis of core samples, as it provides a larger sample and is less expensive (Penney et al. 2012). In some cases, enCore compares PFN logs to core sample assays to validate grade findings.

11.2 Butler Ranch

All mineralization at Butler Ranch occurs at depth and does not outcrop. Therefore, investigation of the mineralization is accomplished solely by means of drilling. Similarly, “sampling” of mineralization is accomplished by one or more of three methods derived from the drilling activities including: 1) down-hole geophysical logging, 2) coring, and 3) drill cuttings. These are described in the following subsections.

11.2.1 Down-hole Geophysical Logging

All holes drilled on Butler Ranch have been logged by geophysical methods using some type of down-hole electronic probe. This is standard practice for the U.S. uranium industry. Gamma logging, SP and Single-Point Resistance or multi-point resistivity curves were performed at the Butler Ranch.

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11.2.2 Coring

In the U.S. uranium industry, coring typically is done on only a small percentage of drill holes. The primary purpose for collecting core has been to provide relatively undisturbed samples for chemical analyses and to evaluate host rock physical properties. For uranium, chemical analyses are typically performed to evaluate disequilibrium and to identify trace elements and constituents of interest. Physical properties of interest typically include permeability, porosity, and density. Cored intervals are normally limited to select intervals. Rarely are holes cored from surface to total depth.

11.2.3 Drill Cuttings

During the 2015 drilling program conducted by URI, Inc., cuttings were collected at 5 ft intervals. Detailed descriptions of each of these samples were then documented by the company’s field geologists. Drill cutting samples are valuable for lithologic evaluation, confirmation of e-log interpretation, and for description of redox conditions based on sample color. Identifying redox conditions in the host formation is critical for the interpretation and mapping of roll fronts. Note, however, that cuttings samples are not analyzed for uranium content because there is considerable dilution and mixing that occurs as the cuttings are flushed to the surface. In addition, the samples are not definitive with regard to depth due to variation in the lag time between cutting at the drill bit and when the sample is collected at the surface. As with the coring data, there is record of samples in past project reports but no tangible samples to access for this analysis.

11.2.4 Analyses and Security

No data is available for any of the samples taken at this property other than drill hole intercept data. In addition, no quality control procedures were documented to ensure the validity and security/safety of any of the samples that may have been tested.

11.2.5 Quality Control Summary

No quality control measures were documented for sample collection, transportation, and testing. However, the mineral intercept data that was used in this report was validated by checking log values and calculations against the mineral intercept database. Approximately 20 percent of all the drill hole data used in this analysis were validated by checking the corresponding logs.

11.2.6 Opinion on Adequacy

Very little data is available for sample collection methods, preparation, security, and analytical procedures used in the historical analysis of the Project. However, most of the data used in this Project came from drilling data and maps. These data were independently verified by the QP by comparing them to the data on the drill logs. In the opinion of the QP, the data compiled from the drill logs is valid.

11.3 Upper Spring Creek - Brevard

All mineralization at Brevard is in situ, and sampling has been exclusively by drilling/coring. Sampling methods via drilling include geophysical logging and laboratory analysis of core samples.

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11.3.1 Geophysical Logging

Geophysical logging includes spectral gamma and PFN. Spectral gamma logging was performed by Signal using their own Mount Sopris ® equipment. PFN logging was performed by contract loggers. Although gamma logs were not used for the mineral resource estimate, the gamma responses generally correlated with the PFN response, with some differences resulting from radiometric disequilibrium. This provided independent support for the overall response of the PFN tools, although not for the calculated PFN grades.

Gamma and PFN probes were routinely calibrated in the DOE test pits in George West, Texas (Resource Evaluation 2017).

Signal identified problems with the logging speed and data processing of PFN data from the first 31 holes they drilled at the project area. These problems potentially affected the reliability of the data from these holes. Signal subsequently revised its procedures for PFN logging to be consistent with current industry practices, and these procedures were used for the remainder of the drilling project. Data from one of these drillholes were used in the mineral resource estimate, and the grade-thickness is supported by data that was collected from surrounding drillholes using the revised procedures. Errors were identified in Signal’s PFN calibration and grade calculations. The raw PFN logging data were not affected by these calculation errors, which were corrected prior to estimating mineral resources. The corrected PFN data are suitable for mineral resource estimation. Section 12 discusses the PFN logging and data reliability in more detail.

All geophysical logs were observed by Signal geologists. The data were collected by down-hole probes and then converted by logging software to produce the final logs. Paper log output sheets were given directly to Signal geologists by the loggers, and the data were also transferred electronically to Signal. At no point were the geophysical logging data in control of third parties. Signal had written procedures for geophysical logging, and the procedures resulted in a secure chain of custody for the geophysical logging data.

11.3.2 Core Sampling

Core samples were measured as they were removed from the core tubes. The recovered core length and core recovery percent were noted. Section 10 discusses core recovery. Physical core samples were taken by Signal from the drill rig to Signal’s logging shed at a nearby property. At the logging shed, Signal geologists catalogued the core and recorded the gamma counts for the core as a quality control measure. This allowed the core samples to be compared with the gamma log of the corehole to evaluate the accuracy of sample depths. The geologists determined individual sample breaks and prepared a sample transportation manifest. The samples were then transported by Signal to XENCO Laboratories in Corpus Christi, TX.

XENCO split the cores, prepared samples, and analyzed the samples for uranium by ASTM D2907. At Signal’s request, XENCO transferred some prepared samples by FedEx to Energy Laboratories in Casper, WY and some to Hazen Research Inc. in Golden, CO for further analysis. XENCO also returned some samples to Signal. Energy Laboratories analyzed the samples for chemical uranium and chemical U3O8 by inductively coupled plasma mass spectrometry (ICP/MS).

Hazen prepared the samples by splitting the cores in half longitudinally, then stage crushing half of the core to 1⁄4 inches. Half of the crushed sample was rejected, and half was crushed to 100 percent passing a 10 mesh. One 100-gram sample was pulped for assay, one 100-gram

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sample was retained for possible mineralogy analysis, and the remainder was split into 500-gram charges for leach experiments. The pulped samples were assayed for fluorometric U3O8 percent. Hazen sent one core sample to Core Laboratories in Denver, CO for porosity, permeability and grain density analysis. Records indicate that Hazen sent some core splits to XENCO for further analysis. Hazen subsequently returned core splits to Signal via courier.

Samples from six coreholes were analyzed by both XENCO and Hazen. The difference in results ranged from 0.001 to 0.07 %U3O8 and averaged 0.02 %U3O8.

XENCO, Hazen, Energy Laboratories and Core Laboratories are all accredited by National Environmental Laboratory Accreditation Program (NELAP)-recognized accreditation bodies. All three laboratories are contract laboratories with no known affiliation with Signal or enCore. Signal had written procedures for core sampling and analysis, and chains of custody document control of the samples between Signal and the laboratories, and between the laboratories.

11.3.3 Data Storage and Transfer

Signal maintained detailed records of all aspects of tool calibration, drilling, coring, geophysical logging, laboratory assay, other testing, and reported results. Signal followed written procedures for data collection and entry, which were consistent with industry-standard practices.

Electronic data were stored on a secure server at Signal’s corporate office in New Braunfels, TX, and a backup copy was maintained at an off-site contract data storage facility. Hard copies of the majority of the original drillhole data were maintained at the corporate office. Resource Investigation independently examined the data as part of their reporting (2017) and found that “the drill logs were carefully stored and catalogued in filing cabinets in good order.”

When enCore acquired Brevard from Signal, it transferred all electronic and hard-copy data to its corporate office in Corpus Christi, TX. The data are securely stored and electronic data are backed up.

11.3.4 Opinion on Adequacy

It is the QP’s opinion that the geophysical logging, core sampling, assay procedures, data entry/maintenance, and storage and security for all relevant data are adequate. The dataset is well documented, which allowed errors to be identified and corrected. It is the QP’s opinion that the data are suitable for the purpose of estimating the mineral resources at Brevard.

11.4 Upper Spring Creek - Brown

All mineralization at Brown occurs at depth and does not outcrop. Therefore, investigation of mineralization is accomplished solely by means of drilling. Similarly, “sampling” of mineralization is accomplished by one or more of three methods derived from the drilling activities including: 1) down-hole geophysical logging, 2) coring, and 3) evaluation of drill cuttings. These are described in the following subsections.

11.4.1 Down-hole Geophysical Logging

All drill holes have been logged by geophysical methods using a down-hole electronic probe. This is standard practice for the U.S. uranium industry. Down-hole geophysical logging techniques used at Brown include PFN logging, natural gamma equivalent logging, and Mount Sopris® spectral gamma tool logging, which records the natural gamma equivalent, resistivity

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and SP. Natural gamma logging and Mount Sopris® tools were used to detect and screen mineralized intervals greater than 0.02% eU3O8 for subsequent PFN logging (Signal Equities 2017). enCore relied entirely on PFN logging for determining uranium mineralization grades.

PFN uranium assay tools respond directly to in-situ uranium, and the neutron counts measured by the tool are combined with data collected during tool calibration to calculate the actual uranium grade of U3O8. PFN logging is considered superior to laboratory assay/analysis of core samples, as it provides a larger sample, is less expensive and is measured in-situ (Penney, et al. 2012).

PFN analytical data (epithermal and thermal neutron counts) were collected using down-hole probes. The software on the logging truck calculated percent U3O8 grades on 0.5 ft intervals. Because the PFN tools analyze the rock in-situ, there was no need for conventional sample preparation or analysis procedures. Calibration data for all logging equipment including Mount Sopris®, natural gamma logs and PFN is discussed Section 12. While drilling, both the natural gamma and PFN logging trucks were calibrated routinely (Signal Equities 2017). The QP identified errors in the previous owner’s PFN calibration calculations and grade calculations. The raw PFN logging data was not affected by these calculation errors and remains the basis for the corrected calculated grades.

11.4.2 Coring

In the U.S. uranium industry, coring typically is done on only a small percentage of drill holes. The primary purposes for collecting core is to provide relatively undisturbed samples for chemical analyses, leach testing, and host rock physical properties. Cored intervals are normally limited to selected intervals based on the results of the down-hole geophysical logging.

Three holes were cored during Signal’s 2010 drilling program using the Sonic® core drilling method. These cores were transported to Hazen Research Laboratories (Hazen) in Denver, Colorado for wet chemical analysis (Signal Equities 2017).

11.4.3 Drill Cuttings

Drill cutting samples were collected from rotary drilling operations for lithological logging on 5-ft down-hole increments. Lithological logs of the cuttings samples were completed in the field by Signal geologists following the written standard procedures using standard lithological log forms.

11.4.4 Analyses and Security

All data from Signal’s down-hole geophysical logs were converted to paper log output sheets and passed directly from the logging professionals to Signal geologists and were also transferred electronically to Signal. Therefore, at no time were data in the control of third-party individuals. These procedures resulted in a secure chain of custody for the analytical data. Core was drilled and then placed by the driller in clear plastic sleeves at the drill rig. It was then transferred to Signal geologists who transported the sleeves containing the core to Signal’s nearby logging shed. Signal’s geologists catalogued the core, determined individual sample breaks without removing the core from the plastic sleeves and established a sample transportation manifest that included instructions for Hazen once the core reached the lab in Denver. When the core was received, Hazen removed the core from the plastic sleeves, split it longitudinally and placed the individual samples for assay in metal trays. Once dry, the samples

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were crushed, split to create two sub-samples (one for assay and a second for future check assaying), and the two sub-samples were pulverized to create sample pulps for wet chemical assay (Signal Equities 2017).

All data from enCore’s down-hole geophysical logs were converted to paper log output sheets and passed directly from the logging professionals to the geologists and were also transferred electronically to enCore. Therefore, at no time were data in the control of third-party individuals. These procedures resulted in a secure chain of custody for the analytical data.

11.4.5 Quality Control Summary

Signal had written procedures for the collection of drill data including lithological logging, natural gamma logging, and PFN logging, and also for data entry into databases and GIS. All data were stored on a secure server at the Signal corporate office in New Braunfels, TX, with a full copy backup at a secure off-site contract data storage facility. enCore has written procedures for the collection of drill data including lithological logging, natural gamma logging, and PFN logging, and also for data entry into databases and GIS. All drill hole data are now maintained at enCore’s corporate office in Corpus Christi, TX.

For this Report, the QP reviewed PFN logs, gamma logs and drilling records for each drillhole used to calculate mineral resources. The QP corrected errors that were identified in the previous owner’s PFN calibration calculations and grade calculations using the raw logging data and known constants such as hole diameter and published DOE test pit grade values. Using the carefully verified and corrected data, the QP checked the GT contour and GIS data provided by enCore. Approximately 75% of all the drill hole data used to prepare the mineral resource estimate were validated by checking the corresponding PFN logs.

11.4.6 Opinion on Adequacy

It is the QP’s opinion that the geophysical logging, data collection, assay procedures, data entry/maintenance, and storage and security for all relevant data are adequate. The dataset is well documented, which allowed errors to be identified and corrected. It is the QP’s opinion that these data, as corrected, are suitable for the purpose of estimating the mineral resources at Brown.

11.5 Rosita South - Cadena

Data provided for Cadena included drilling locations and corresponding intercept data, lithology and geophysical logs and core analysis. Drill holes at Cadena were logged using gamma ray and PFN tools and the data provided from these tools were used for the mineral estimate. URI logged 98 holes with PFN to determine more accurate grades and provide data on equilibrium. Several samples were retrieved for laboratory analysis or core assays by Mobil and Moore Energy. Density data and assay data were provided for 9 holes. It is the QP’s opinion that the PFN data is adequate and reliable to classify the mineral resources at Cadena.

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11.6 QP’s Opinion on Sample Preparation, Security and Analytical Procedures

In the opinion of the QP:

•

Available records and previous reporting indicate that sample collection, preparation, analysis and security for drill programs are in line with industry-standard methods for roll-front uranium deposits at the time they were conducted.

•	Coring programs varied but were in line with uranium industry standard methods at the time they were conducted. Laboratory-reported uranium grades are considered to have adequate quality control.
•	The geophysical logging program for Butler Ranch included gamma ray and resistance logs. Gamma values were then used to calculate eU3O8 that was used in the exploration target.
•

Geophysical logging programs for Brevard and Brown included gamma ray, SP, resistance, and PFN logs. Gamma and PFN probes were calibrated at the test pits in George West or Kingsville Dome. Laboratory analysis/assay of core samples was also conducted. Uranium grades based on the combination of gamma ray, PFN and core sample assays are considered to have excellent quality control and meet or exceed uranium industry standard operating procedures.

•

The geophysical logging program for Cadena included gamma ray, neutron, resistance and PFN logs. Laboratory data from core sampling and QA/QC details are limited. Uranium grades (eU3O8) based on the combination of gamma ray and limited PFN and core sample assays are considered to have adequate quality control and meet uranium industry standard operating procedures.

•	Digital database construction and security are adequate.
•	Data are subject to validation and numerous checks that are appropriate and consistent with industry standards.
•

The QP did not review all procedures conducted for sample preparation, analysis and security for each sample due to the quantity of the associated data and the limited availability of historic data. In the opinion of the QP, previous operators/owners used industry standard practices and procedures meeting regulatory requirements in place at the time the work was conducted. The QP is of the opinion that the quality of the uranium analytical data is sufficiently reliable to support mineral resource estimation without limitations on mineral resource confidence categories.

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12.0 DATA VERIFICATION

The following is a summary of all data verification efforts for the project areas discussed in this Report.

12.1 Butler Ranch

Data supporting this Report come almost exclusively in the form of drilling data gained from historical drilling activities by previous operators and those since the acquisition of Butler Ranch. Quality control of previous drill data has been discussed in Section 11.0. The tabulations of mineral intercepts compiled by enCore are consistent with the original down-hole gamma logs and the geophysical operator’s mineral intercept calculations. WWC has verified historical drill data by comparing historical drilling and reports on Butler Ranch to historical exploration logs with results which validates the historical data. The tabulations of mineral intercepts compiled by enCore have been confirmed by the QP to be consistent with the original down-hole electric logs and the geophysical operator’s mineral intercept estimate.

Furthermore, historical mineral intercept data of previous operators of Butler Ranch have been evaluated and selectively checked for accuracy.

After a review of that data, it is the QP’s opinion that the historical mineral intercept data are valid and are suitable for the development of an exploration target.

12.2 Upper Spring Creek - Brevard

enCore provided the QP with access to the complete electronic dataset for Brevard for the purpose of preparing this Report. The QP did not review hard copy records, but the electronic dataset included scans of field data sheets. The QP verified all of the assay data used to prepare the mineral resource estimate. This verification included reviewing PFN tool calibration records and grade calculations, comparing core and PFN assay results, and reviewing each PFN log used in the mineral resource estimate.

12.2.1 Review of PFN Tool Calibration and Grade Calculations

Calibration records for the PFN tools were reviewed to confirm the tools were properly calibrated. The calibration grade used by the PFN logging contractor was not the published grade for the George West, TX calibration test pit (USDOE 2013). This error in calibration grade affected the calculated grades of U3O8 in drillholes logged after the PFN tool was calibrated to the incorrect grade. The records indicate that aside from the calibration grade, the PFN tool runs in the calibration pits were performed per normal accepted protocols. The PFN calibration does not affect the raw data (epithermal and thermal neutron counts) measured by the PFN tool; it only affects how the U3O8 grades are calculated from the raw data. Using the valid raw PFN data, the QP corrected the historical calibration calculation error and associated U3O8 grade calculations.

The QP also reviewed the U3O8 grade calculations to ensure the appropriate factors were used. The borehole correction factor is directly related to the drillhole diameter and should be the same for drillholes of the same size. The QP identified some logs (approximately seven percent of the logs used to prepare the mineral resource estimate) in which the incorrect borehole correction factor was used to calculate the U3O8 grade. As with the calibration calculation errors, this calculation does not affect the raw data measured by the PFN tool, it only affects how the U3O8 grades are calculated. The QP subsequently reviewed records for every drillhole

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that was used in the mineral resource estimate to confirm that the correct borehole correction factor was used. The QP corrected the borehole correction factor errors and associated U3O8 grade calculations as necessary.

12.2.2 Comparison of Core and PFN Assay Results

The QP compared core assay data with PFN assay data for ten coreholes at the Brevard property. Results were compared by summing all intervals in a corehole that had both core and PFN assay data, to produce a grade sum. Initially, it appeared that the core assay results were higher than the PFN assay results. The PFN assay results were then corrected for the calibration and grade calculation errors as described above.

Sample recovery in two of the coreholes was poor and records clearly indicate that the mineralized interval was not recovered, so the lab assay results are not representative. For the remaining eight coreholes, the corrected PFN assay results were within -10.3% to +10.8% of the core assay results. The average difference was 0.5% (with the PFN assay 0.5% higher than the core assay). These results are shown in Figure 12-1. The results confirm that the methodology used to correct the PFN data is reliable, since the resulting data are independently supported by core assay data.

12.2.3 Review of PFN Logs

The QP reviewed the PFN logs of every drillhole used in the mineral resource estimate. PFN logs were compared against gamma logs to check that the results of the two independently run logs were similar. Although there were differences due to radiometric disequilibrium, both logs typically identified similar depths of mineralization and relative magnitude of response to mineral intercepts with respect to background levels. Since some PFN logs had high noise levels, each log was evaluated to ensure that PFN noise was not being incorrectly inferred as uranium. In noisy logs, only the clearly mineralized intervals with responses higher than background noise (as verified by corresponding gamma responses) were included in the GT sum.

12.2.4 Opinion on Adequacy

After verifying and correcting errors in the Brevard data as described above, it is the QP’s opinion that the data used in this Report are valid and suitable for estimating mineral resources.

12.3 Upper Spring Creek - Brown

enCore maintains digital copies of data at their office in Corpus Christi, Tx. All PFN log data for this project area was provided digitally by enCore. The PFN records included the raw data files collected by the logging tool (LAS files) and calculations of the PFN grades. Approximately 75% of all the logs used for this project area were reviewed by the QP. In the opinion of the QP, the mineralized intervals previously defined by enCore for this Report were valid.

In addition, GT contours were provided by enCore for mineralized zones throughout Brown. These zones were referred to as the A, C (separated into upper and lower sub-zones), D (separated into upper and lower sub-zones), E, and F Sand Zones in the Brown property and Sand 4, 3c, 3b, 3, 2 and 1 in the Geffert property. Contours for each mineralized sand zone were then directly compared to the mineral intercept data on PFN logs. After reviewing and editing these contours for accuracy, it is the QP’s opinion that the contours provided by enCore for this Report were valid.

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Figure 12-1 Brevard Comparison of Grade Sums, PFN vs. Lab Assay

Comparison of Grade Sums, PFN vs. Lab Assay (Brevard)
PFN Grade Sum (% U3O8)
Lab Assay Grade Sum (% U3O8)
0
0.2
0.4
0.6
0.8
1
1.2
1.4
1.6
Records show these core samples missed mineralization. Other samples appear representative overall.
137-0101
137-0089
137-0103
137-0104
137-0098
137-0106
137-0091
137-0096
137-0094
137-0093
Error in BHCF
Error in Calibration
Corrected for BHCF and Calibration

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12.3.1 Geophysical Logging and PFN Calibration

Much of the data for Brown came from Signal’s 2010 drilling program. Therefore, calibration of the downhole geophysical logging instruments was vital to providing accurate data. While drilling, both the natural gamma and PFN logging trucks were calibrated routinely. In both 2009 and 2010, according to calibration records, the PFN tools were calibrated on 37 separate occasions while Signal records indicate that the Mt. Sopris® tools were ‘routinely’ calibrated. Natural gamma tool and PFN tool calibration was performed at the George West, TX facility, which is maintained by the DOE (Signal Equities 2017).

During the data verification process, the QP determined that the PFN tool calibration grade used by the logging contractor was not the published grade for the George West, TX calibration test pit. This error in calibration grade affected the calculated grades of U3O8 on drillholes logged after the PFN tool was calibrated to the incorrect grade. The records indicate that aside from the calibration grade, the PFN tool runs in the calibration pits were performed per normal accepted protocols. The PFN calibration does not affect the raw data (epithermal and thermal neutron counts) measured by the PFN tool; it only affects how the U3O8 grades are calculated from the raw data. Because the raw PFN data was valid, the QP was able to correct the historical calibration calculation error and associated U3O8 grade calculations.

The QP also identified some logs in which the incorrect borehole correction factor was used to calculate the U3O8 grade. The QP subsequently reviewed records for every drillhole that was used in the mineral resource estimate to confirm that the correct borehole correction factor was used. As with the calibration calculation errors, this calculation does not affect the raw data measured by the PFN tool, it only affects how the U3O8 grades are calculated. The QP was able to correct the borehole correction factor errors and associated U3O8 grade calculations.

During enCore’s 2022-2024 drilling program PFN tools owned by enCore were used for logging. These PFN tools were regularly calibrated at the test pits at Kingsville Dome and the calibration pits at George West.

12.3.2 Core Assays and Disequilibrium Analysis

Radioactive isotopes decay until they reach a stable non-radioactive state. The radioactive decay chain isotopes are referred to as daughters. When all the decay products are maintained in close association with the primary uranium isotope U238 on the order of a million years or more, the daughter isotopes will be in equilibrium with the parent isotope.

Signal relied on PFN log data for determination of uranium grade. This method is a direct measurement of U3O8 content rather than an equivalent U3O8 estimate. Therefore, the DEF is unnecessary and not applicable.

Wet chemical assays were performed on three cores from the core holes drilled at the project area. The results of the PFN data and the core assays are inconsistent and due to the limited number of core holes, the dataset is too small to determine why the assay results are inconsistent with the PFN data. Brevard was cored at the same time with the same coring rigs, PFN equipment, and operators have a larger set of coring records. Records from this nearby project show that the coring recovery was sometimes poor, especially in sands (i.e., mineralized zones). There were also problems with swelling clays expanding in the core tubes, which affected the core sample depths. When the coring recovery at the nearby project was good, the grade sums measured by the core assay and PFN (corrected) matched closely.

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12.3.3 Opinion on Adequacy

After verifying and correcting errors in the data described above, it is the QP’s opinion that the data used in this Project are valid and suitable for estimating mineral resources.

12.4 Rosita South - Cadena

No data is available for the calibration of any geophysical logging tools used on this project. However, it is assumed that the PFN and gamma data used in this mineral estimate were calibrated to industry standards. Assay data compared to the mineral grades used to calculate the GT values in the mineral estimate were comparable and the grades used to calculate the GTs were conservative in some cases. Therefore, it is the QP’s opinion that the data are valid and suitable for estimating mineral resources.

12.5 Limitations

As noted in previous Chapters, these data used for the mineral resource estimates is from historic drill holes and core samples that were collected by previous owners of the properties. In some instances, these data are not in the possession of enCore and therefore were not available for review and verification by the QP. In addition, due to the sheer quantity of data associated with the project areas, the QP was unable to review all these data. The QP visited all the project areas.

12.6 QP’s Opinion on Data Adequacy

The QP finds the historic and more recent exploration data and the overall data adequacy to be reasonably sufficient for applying QA/QC techniques and verifying the legitimacy of these data incorporated into this Report. The QP has reviewed past technical resource reports, geophysical logs, intercept data, mineral resource maps, and all other associated data provided by enCore Energy.

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13.0 MINERAL PROCESSING AND METALLURGICAL TESTING

13.1 Summary of Project Areas

enCore plans to use an ISR mineral extraction process to recover uranium from the host sandstone formations in the project areas. enCore will employ a leaching solution (lixiviant), composed of native groundwater supplemented with an oxidant and complexing agent, to recover the uranium through a series of injection and recovery wells.

The proposed mineral processing for the Project is the same as is currently being used or proposed at other ISR operations in Texas, Nebraska, and Wyoming. The processes for ISR are typically the following:

•	Wellfields for injection of the lixiviant solution and recovery of the uranium, which is pumped to the surface through recovery wells and then to a satellite plant;
•	Processing in a satellite plant, which recovers dissolved uranium through an IX circuit onto IX resin and transportation of the loaded resin to a CPP (Rosita CPP); and
•	Further processing in the CPP includes the following:

○	elution circuit to remove the uranium from the IX resins and produce a rich eluate;
○	yellowcake circuit to precipitate the uranium as yellowcake from the rich eluate; and
○	yellowcake dewatering, drying and packaging circuit.

A summary of the historical mineral processing and metallurgical testing on each property is described in the following sections.

13.2 Butler Ranch

No data is available for the mineral processing and metallurgical testing that may have been performed at the project area.

13.3 Upper Spring Creek - Brevard

PFN logging was the primary sampling method for Brevard and the resulting data was used to prepare the mineral resource estimate. Metallurgical testing was also performed, and included laboratory assay of core samples, physical analysis of a core sample, mineralogical analysis, leach amenability testing, and pump testing.

13.3.1 Laboratory Assay of Core Samples

Core sample assay was performed by XENCO, Hazen and Energy Laboratories. Results from 184 one-ft samples that were above the detection limit are available from XENCO, with an average grade of 0.024 %U3O8 and a maximum grade of 0.48 %U3O8. Results from 122 one-ft samples that were above the detection limit are available from Hazen, with an average grade of 0.067 %U3O8 and a maximum grade of 0.31 %U3O8. Energy Laboratories analyzed 10 one-ft samples that were above the detection limit, with an average grade of 0.027 %U3O8 and a maximum grade of 0.088 %U3O8.

13.3.2 Physical Analysis of Core Sample

Physical analysis of a core sample was performed by Core Laboratories in Denver, CO. A one-ft sample from a corehole at the Brevard project area was analyzed. Core Laboratories reported a porosity of 43%, permeability of approximately 1400 mD, and grain density of 2.788 g/cm3.

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This equates to a grain density of 11.49 ft3/ton or a dry bulk density of 20.15 ft3/ton. This measured porosity is higher than is typical for sandstone deposits. In the opinion of the Authors’ sonic coring likely agitated the sample and increased the porosity, leading to a nonrepresentative porosity measurement.

13.3.3 Mineralogical Analysis

In 2010, Hazen Research reported the results of a QEMSCAN mineralogical analysis of two leach feed samples (Hazen 2010b). The samples were taken from coreholes at the Brevard project area. In both samples, quartz and feldspar were the main minerals, making up 80-90% of the samples by weight. Kaolinite and swelling clay were present, as were iron disulfide minerals (pyrite and marcasite) and monazite.

Identified uranium mineralization was likely uraninite and/or coffinite, but unidentified U-Ti and U-Zr minerals were also noted. One sample was observed to possibly have uranium minerals finely dispersed within clays. Uranium minerals associated with clays, clay-rich agglomerations around silicates, and those locked in pyrite “should be leachable provided that all of the pyrite is oxidized during leaching” (Hazen 2010b). According to Hazen, uranium that is locked in silicates, forms part of the lattice of monazite, or occurs in U-Ti minerals would be refractory (resistant to leaching).

13.3.4 Leach Amenability Testing

Hazen Research conducted leach amenability testing of composite samples of ore from the Brevard property in 2009 and 2010 (Hazen 2010a). The samples were a composite of high- and low-grade ores from the west, east and central portions of the property. The composite samples were primarily quartz and feldspar, with minor pyrite and other minerals. Montmorillonite and kaolinite clays were also present. The uranium mineral in the samples was primarily coffinite.

Leaching experiments were conducted with sodium bicarbonate (NaHCO3) and potassium bicarbonate (KHCO3) solutions, as well as with gaseous oxygen (O2) and carbon dioxide (CO2). The sodium bicarbonate and potassium bicarbonate experiments were performed with deionized water.

The sodium bicarbonate experiments were performed with hydrogen peroxide as an oxidant. A number of agitation and bottle roll leaches were conducted with various concentrations of reagents. Recovery from experiments with the sodium bicarbonate solutions ranged from 18-57%. Leach tails from these experiments showed incomplete extraction of uranium, possibly because of interactions with clays.

Experiments with potassium bicarbonate used 5 g/L KHCO3. Hydrogen peroxide was used as an oxidant and potassium hydroxide (KOH) was used to adjust pH. Recoveries from agitation leaches with potassium bicarbonate ranged from 38-72%.

Two pressure bottle roll experiments were performed with gaseous oxygen and carbon dioxide at a pressure of 65 psi. These experiments used site water provided by Signal. Recoveries ranged from 72-80%. Because of the higher recoveries of these experiments, Hazen recommended additional work using gaseous oxygen and carbon dioxide as reagents.

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13.4	Upper Spring Creek - Brown

Wet chemical assays were performed on three cores from the core holes drilled at Brown. Hazen Research conducted these assays at their lab on holes 143-0153, 143-0162, 143-0169. Results from this analysis are discussed in Section 12.

13.5	Rosita South - Cadena

Cores from 9 holes were submitted for laboratory testing. Moore Energy tested 5 cores with Core Laboratories, Inc. in Dallas, Tx in 1983. Testing results provided data on density and U3O8 concentrations. Mobil also submitted 4 cores for laboratory testing in 1979 which provided assay data for each core.

PFN data from these holes was verified by assay data and the GT values used in the mineral estimate are conservative with respect to the assay data.

13.6	QP’s Opinion on Data Adequacy

The QP considers the metallurgical and physical testing, analysis and results to date to be adequate to support general process design and selection at all the project areas.

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14.0	MINERAL RESOURCE ESTIMATES

14.1	Prospects for Economic Extraction

The Project mineral resources have a reasonable prospect for economic extraction due to the depth of mineralization, GT values, and continuity of mineralization. Studies completed to date support the conclusion that the Project deposit could be mined through ISR. The mineral resource estimates presented in this report use cutoffs that are appropriate for ISR mining and may not be applicable to other mining methods.

Some of the shallower Project mineral resources and exploration targets may not be fully saturated. Deeper Project deposits are fully saturated, and there are ISR techniques that can be used to recover uranium from partially saturated or unsaturated deposits. These techniques include the use of alternate oxidants, water transfers and aquifer enhancement.

14.2	Cutoff Selection

Mineral reportable as resources meets the following cutoff criteria:

•	Minimum Grade: 0.020 %U3O8

Grade is calculated at 0.5 ft depth increments, and values below this cutoff are excluded from reported resources.

•	Minimum GT (Grade x Thickness):

○	0.30 for Brevard, Cadena, and the measured resources at Brown

○	0.20 for the indicated and inferred resources at Brown

The GT cutoff is applied to mineral horizons, and values below this cutoff are excluded from reported resources.

No specific minimum thickness is applied; however, the grade is calculated at 0.5 ft depth increments, making this the minimum possible thickness. It is the QP’s opinion that the cutoffs used in this Report are typical of ISR industry standard practice and are appropriate for current ISR methods.

14.3	Mineral Resource Assumptions, Parameters and Methods

The following key assumptions were used for all resource estimates:

•	resources are in permeable and porous sandstones; and

•	resources are located below the water table.

Mineral resource estimation methods used for the project areas include the GT contour and Polygonal. Each method is discussed in the following sections.

14.3.1	Upper Spring Creek - Brown, and Rosita South - Cadena

The GT contour method is one of the most widely used and dependable methods to estimate resources in uranium roll-front deposits. The basis of these methods is the GT values, which are determined for each drill hole using radiometric log results and a suitable GT cutoff below which the GT value is considered to be zero. The GT values are then plotted on a drill hole map and GT contours are drawn accordingly using roll-front data derived from cuttings and logs data trends. The resources are calculated from the area within the GT contour boundaries

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considering the disequilibrium factor and the ore zone density. The GT contour method was used to estimate the mineral resources at the Brown and Cadena project areas.

14.3.2	Upper Spring Creek - Brevard

At Brevard, uranium content is calculated directly from PFN logs and is reported in terms of mineral grade by depth. Mineral intercepts are continuous depth intervals within a drillhole where the calculated grade meets or exceeds the grade cutoff of 0.020 %U3O8. A GT is calculated for each mineral intercept, but the GT cutoff is not applied to individual mineral intercepts.

Mineral horizons are zones of mineralization in a single stratigraphic unit and depth interval that are laterally continuous and could potentially be mined together via ISR. Recovery of mineral through ISR requires the ability to circulate mining fluids through the mineral, which is only possible if the mineral horizons are laterally continuous. Accordingly, the identification of mineral horizons is critical to estimating mineral resources for ISR mining. Mineral horizons may include multiple mineral intercepts in a single drillhole.

For each drillhole, a GT is calculated for each mineral horizon by totaling the GTs of the mineral intercepts within that mineral horizon. The GT is a convenient and functional single value used to represent the overall quality of the mineral horizon(s) encountered in a drillhole. At the Project, some drillholes penetrate multiple mineral horizons, which each have separate GTs. The GT for a mineral horizon must be greater than or equal to the 0.30 cutoff. Drillholes with GT values below the cutoff are excluded from the estimated resources.

14.3.2.1	Polygon Resource Estimation

Since the Brevard deposits are re-reduced, color changes cannot be used to map redox boundaries. Consequently, the GT contouring method commonly used to estimate roll-front uranium mineral resources was not applied. Instead, resources were estimated using a polygon method. Resources were estimated separately for each mineral horizon.

For each mineral horizon, the drillhole locations and associated GTs for that mineral horizon were mapped using GIS software. A polygon was drawn around each drillhole where the GT met the cutoff, and the GT was applied to the entire polygon. The polygon was drawn halfway to adjacent drillholes. If an adjacent drillhole was not located appropriately to constrain the polygon, a point 50 ft from the drillhole was used. Where adjacent drillholes outside of the mapped mineral resources did not meet but were within 10% of the GT cutoff, polygons were extended closer to those drillholes to better describe the geology of the uranium mineralization. Where polygons met at a point, the voids were divided and added to the closest polygon(s). Where a polygon was close to property boundaries, the polygon was limited to within the property boundary. Individual polygons where lateral continuity of mineral was not demonstrated between at least two drillholes were excluded from the mineral resource estimate.

The mineral resources included in polygons developed as described above are considered to have reasonable prospects for eventual economic extraction and are included in the mineral resource estimate. The following parameters were employed to estimate mineral resources by mineral horizon:

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•	Grade-Thickness (GT ): The GT of a drillhole meeting the GT cutoff was applied to the surrounding polygon. GT combines grade and thickness into a single value.

•	Area (ft2): The calculated area of each polygon.

Estimated pounds of U3O8 were calculated by multiplying the area of each polygon by its GT. A conversion factor of 20 and tonnage factor of 16.0 ft3/ton were applied to obtain estimated pounds of U3O8. The formula is as follows:

Polygon area calculations were performed with GIS software, and pound calculations were prepared using spreadsheet software. Mineral resources were categorized by level of confidence (Measured or Indicated) using the criteria discussed in Section 14.5. Resources were estimated by project area and by mineral horizon. The “Main” mineral horizon represents the lower portion of the Oakville Sand. “Shallow” mineral may not be fully saturated.

14.3.2.2	Assumptions

To prepare the mineral resource estimate at Brevard, the following assumptions were made:

1.

The unit density of mineralized rock is 16.0 ft3/ton. This value is within the typical dry bulk density range of approximately 15-16 ft3/ton for sandstone-hosted uranium projects. As discussed in Section 13.2, the single core sample tested to determine the porosity (a key factor in calculating dry bulk density) was not representative. The average porosity of Miocene sandstones is approximately 25% (Manger 1963). The porosity in the Oakville Sandstone is reportedly slightly higher (30-35%, Galloway 1982). Using the measured grain density from the core sample at the Project, a porosity of 25% equates to a dry bulk density of 15.3 ft3/ton and a porosity of 30% equates to a dry bulk density of 16.4 ft3/ton. A mid-range value of 16.0 ft3/ton was used for the mineral resource estimate. An increase or decrease of 0.5 ft3/ton from this value would change the mineral resource estimate by approximately +/- 3%.

2.

Raw logging data was correctly recorded, the logging tools were operating properly, and the resulting grade calculations are accurate. This assumption is supported by the data verification described in Section 12.

The resource estimate methods, general parameters and mineralized cutoffs used at the project areas are summarized in Table 14-1.

14.3.3	Confidence Classification of Mineral Resource Estimates

Measured, indicated and inferred resource classifications at the Project are defined by the density of the drill hole data. Higher drill hole densities allow more confidence in the shape and size of the interpreted mineral horizons and the accuracy of the geologic model.

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Table 14-1   Methods, Parameters, and Cutoff Summary by Project Area

Project Area	Mineral Resource Estimation Method	Disequilibrium Factor	Bulk Density (ft3/Ton)	Cutoff Parameters
				Min. Grade	Min. Thickness (ft)	Min. GT
				(% U3O8)

Brevard	Polygonal	None, PFN Used for Estimate	16.0	0.02	-	0.3

Brown	GT Contour Method	None, PFN Used for Estimate	16.0	0.02	1.0	0.2-0.3

Cadena	GT Contour Method	PFN and Gamma Used	18.0	0.02	-	0.3

Notes: Minimum thickness was not reported for Brevard or Cadena. However, minimum thickness is inherent in minimum GT, which is reported in every estimate.

14.3.3.1	Project Resource Classification

Measured, indicated and inferred resource classifications at the Project are defined by the density of the drill hole data. Higher drill hole densities allow more confidence in the shape and size of the interpreted mineral horizons and the accuracy of the geologic model. Table 14-2 details the resource classification criteria used in the resource estimates in each of the project areas.

Table 14-2   Resource Classification Criteria by Project Area

Project Area	Distance Between Drill Hole Locations for Resource Classifications (ft)
	Measured	Indicated	Inferred
Brevard	≤ 100	100 - 115	N/A
Brown	≤ 100	100 - 200	200 - 400
Cadena	≤ 100	100 - 200	N/A

Note: There are no inferred resources at Brevard or Cadena.

There are several reasons that mineralization was interpreted as measured resources within the project areas:

•

First, the drill hole spacing used to classify the measured resource is generally less than or equal to the 100 ft well spacing in a typical production pattern, which enables a detailed wellfield design to be completed.

•	Second, the sub-surface geology within each project area is very well characterized, with aquifers that correlate consistent host sandstone intervals and reliable aquitards across each project area.

•

Third, mineralization in the target formations occurs along the redox interface and the oxidized sands have different coloration than the reduced sands. These color variations are visible in drill cuttings and are used to map the redox interface and mineral trends.

•	Finally, historic production has occurred commercially at Rosita which is 2 miles away from Cadena.

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This combination of drill hole spacing, well-known subsurface geology, well-understood deposit models, successful production in the vicinity of the project areas, and the variety of data collected lead the QP to conclude that the mineralization in areas with drill hole spacing tabulated above fit the definition for measured resources.

14.4	Site-by-Site Summaries

Cautionary Statement: This Report is preliminary in nature and includes mineral resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is increased risk and uncertainty to commencing and conducting production without established mineral reserves which may result in economic and technical failure and may adversely impact future profitability.

Mineral resources were estimated separately for each of the project areas. The estimates of measured and indicated mineral resources for the Project are reported in Table 14-3 and estimates of inferred mineral resources are reported in Table 14-4.

Table 14-3  South Texas Uranium Project Measured and Indicated Resource Summary

Project Area	GT Cutoff	Average GT	U3O8 (lbs)
Upper Spring Creek - Brevard Area
Measured	0.3	0.59	800,000
Indicated	0.3	0.40	38,000
Total Measured and Indicated	-	-	838,000
Upper Spring Creek - Brown Area
Measured	0.3	1.17	1,339,000
Indicated	0.2	2.15	720,000
Total Measured and Indicated	-	-	2,059,000
Rosita South - Cadena
Measured	0.3	0.80	615,000
Indicated	0.3	0.42	15,000
Total Measured and Indicated	-	-	630,000
Project Totals
Measured			2,754,000
Indicated			773,000
Total Measured and Indicated			3,527,000

Notes:

1.	Mineral resources as defined in 17 CFR § 229.1300 and as used in NI 43-101.
2.	All resources occur below the static water table.
3.	The point of reference for mineral resources is in-situ at the Project.
4.	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
5.	An 80% metallurgical recovery factor was considered for the purposes of the economic analysis.
6.	There are no measured or indicated resources at Rosita CPP or Butler Ranch.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 73

Table 14-4  South Texas Uranium Project Inferred Resource Summary

Project Area	GT Cutoff	Average GT	U3O8 (lbs)
Upper Spring Creek – Brown Area
Total Inferred	0.2	1.35	308,000

Notes:

1.	Mineral resources as defined in 17 CFR § 229.1300 and as used NI 43-101.
2.	All resources occur below the static water table.
3.	The point of reference for mineral resources is in-situ at the Project.
4.	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
5.	There are no inferred resources at Rosita CPP, Butler Ranch, Brevard, or Cadena.

14.5	Uncertainties (Factors) That May Affect the Mineral Resource Estimate

Factors that may affect the mineral resource estimate include:

•	assumptions as to forecasted uranium price;

•	changes to the assumptions used to generate the GT cutoff;

•	changes to future commodity demand;

•	variance in the grade and continuity of mineralization from what was interpreted by drilling and estimation techniques;

•	host formation density assignments; and

•	changes that affect the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits and maintain the social license to operate.

Mineral resource estimation is based on data interpretation and uses a limited number of discrete samples to characterize a larger area. These methods have inherent uncertainty and risk. Three elements of risk are identified for the Project.

•

Grade interpretation methods: interpreted to be low to moderate risk. Automated grade estimates depend on many factors and interpretation methods assume continuity between samples. A risk exists that a grade estimate at any three-dimensional location in a deposit will differ from the actual grade at that location when it is mined.

•

Geological definition: interpreted to be a moderate risk. The geological roll-front interpretation by the enCore geologists was checked using several techniques. The host units are relatively flat-lying, but there is a possibility of miscorrelation of a horizon when multiple closely spaced intercepts are present.

•	Continuity: interpreted to be low risk. The QP reviewed multiple maps, drilling records and prior work at the Project that demonstrate and confirm the continuity of the roll-fronts within the Project.

Mineral resources do not have demonstrated economic viability, but they have technical and economic constraints applied to them to establish reasonable prospects for economic extraction. The geological evidence supporting indicated mineral resources is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to reasonably assume geological and grade continuity. The measured and indicated mineral resources are estimated with sufficient confidence to allow the application of technical, economic, marketing, legal, environmental, social and government factors to support mine planning and economic evaluation of the economic viability of the Project.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 74

The inferred mineral resources are estimated on the basis of limited geological evidence and sampling; however, the information is sufficient to imply, but not verify, geological grade and continuity. The QP expects the majority of the inferred mineral resources could be upgraded to indicated mineral resources with additional drilling.

14.6	QP Opinion on the Mineral Resource Estimate

In the opinion of the QP, the work undertaken on the Project to date demonstrates that uranium can be extracted using common industry methods and standard leaching technology. Finally, the host sandstones have been mined in South Texas since the 1970s using ISR technology with significant production under similar conditions to those of the project areas.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 75

15.0	MINERAL RESERVE ESTIMATES

This Section is not relevant to this Report.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 76

16.0	MINING METHODS

enCore will mine uranium using the in-situ recovery (ISR) method. ISR has historically been utilized at the Project and is relatively environmentally benign when compared to conventional open pit or underground recovery techniques. This mining method utilizes injection wells to introduce a mining solution, called lixiviant, into the mineralized zone. An alkaline leach solution of carbon dioxide and oxygen added to the native groundwater, will be used as the lixiviant. Bicarbonate, resulting from the addition of carbon dioxide to the extracting solution, will be used as the complexing agent. Oxygen will be added to oxidize the uranium to a soluble +6 valence state. Recovery wells are used to remove the solution from the formation where it is piped to a processing plant. An ion exchange (IX) column is used to remove the dissolved uranyl carbonate from the solution. The groundwater is re-fortified with the oxidizer and complexing agent and sent back to the wellfield to recover additional uranium. To use ISR, the mineralized body must be saturated with groundwater, transmissive to water, and amenable to dissolution by the lixiviant. Previous operations have demonstrated uranium mineralization within the Project is recoverable using the proposed ISR techniques.

16.1	Mine Designs and Plans

16.1.1	Patterns, Wellfields and Mine Units

The fundamental production unit for design and production planning or scheduling is the pattern. A pattern is comprised of a production or recovery well, and some number of injection wells. Patterns are typically configured in a five or seven well configuration. A five well, or five-spot well pattern consists of one recovery and four injection wells generally in a square or near-square configuration. A seven well or seven-spot well pattern, like the five-spot, is comprised of a recovery well surrounded by six injection wells in a hexagon or near-hexagon configuration. In areas where the ore is not as widespread to allow for these patterns, encore will utilize an alternative line drive pattern placed over the recovery zone with wells alternating between production and injection wells. Pattern design is determined by the size and shape of the deposit, hydrogeological properties of the mining formation, and mining economics. enCore plans to use a combination of five-spot and alternating line drive patterns with recovery wells spaced 50-100 feet from injection wells.

Patterns are grouped into production units referred to as wellfields. Wellfields form a practical means for design, development and production, where groups of recovery wells and their associated injection wells are designed, constructed and operated, serving as the fundamental operating unit for distribution of the alkaline leach system.

An economic wellfield must cover the construction costs associated with well installation, connection of wells to piping that conveys the leach system between wellfields and the IX facility, wellfield and plant operating costs, and reclamation costs.

To further facilitate planning, wellfields are grouped into production areas (PAs). Production areas represent a collection of wellfields for which baseline data, monitoring requirements, and restoration criteria have been established, for development of a Wellfield Hydrologic Data Package that will be submitted to regulatory authorities for mining approval. In Texas, this is known as a Production Authorization Area (PAA) in which the area and baseline restoration standards are specified in the permit.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 77

16.1.2	Monitoring Wells

Wellfields will typically be developed based on conventional five-spot or alternating line drive patterns. Injection and recovery wells will be completed in a manner to isolate the screened uranium-bearing interval. To establish baseline data, monitoring requirements, and restoration criteria, monitor wells will be installed for each mine unit. Baseline production zone monitor wells will be completed in the deposit hosting sandstone unit to establish baseline water restoration criteria.

Production zone monitor wells will also be installed in a ring around the entire wellfield. This ring of perimeter monitor wells will be setback approximately 400 feet from the patterns and 400 feet apart, respectively. Certain exceptions can be made to this distance based upon land and ore outline limitations when approved in the permit. This monitor well ring will be used to ensure mining fluids are contained within wellfield.

Overlying and underlying monitor wells will also be completed in hydro-stratigraphic units immediately above and below the production zone to monitor the potential for vertical lixiviant migration. Overlying monitor wells will be completed in all overlying units. Underlying wells will be completed in the immediately underlying unit.

16.1.3	Wellfield Surface Piping System and Header Houses

Each injection and production well will be connected within a network of high-density polyethylene (HDPE) piping to an injection or production manifold located in the wellfield. The manifolds are connected to pipes that convey leaching solutions to and from the ion exchange columns in the CPP or Satellite facility. Flow meters, control valves, and pressure gauges in the individual well piping will monitor and control the individual well flow rates. Wellfield piping will be constructed using high-density polyethylene pipe.

16.1.4	Wellfield Production

The proposed uranium ISR process will involve the dissolution of the water-soluble uranium compound from the mineralized host sands at near neutral pH ranges. The lixiviant contains dissolved oxygen and carbon dioxide. The oxygen oxidizes the uranium, which is complexed with the bicarbonate formed by addition of carbon dioxide to the solution. The uranium-rich solution will be pumped from the recovery wells to the nearby CPP or Satellite facility for uranium concentration with ion exchange (IX) resin. A slightly greater volume of water will be recovered from the mineralized zone hydro-stratigraphic unit than injected, referred to as “bleed”, to create an inward flow gradient towards the wellfields. Thus, overall recovery flow rates will always be slightly greater than overall injection rates. This bleed solution will be disposed, as permitted, via injection into Class I DDW’s.

16.1.5	Production Rates and Expected Mine Life

Production rate was calculated using a production model derived from recent wellfields operating in the South Texas region. The production model was applied to mineral resources based upon the observed monthly recovery with a recovery of 80% in 32 months. Figure 16-1 depicts the production forecast model for the wellfields.

16.2	Mining Fleet and Machinery

Rolling stock and equipment will include resin haul tractor and trailers to deliver loaded resin from the satellite facility to the CPP, pump hoists, cementers, forklifts, pickups, logging trucks,

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 78

and generators. In addition, several pieces of heavy equipment will be on site for excavation of mud pits, road maintenance, and reclamation activities.

Figure 16-1 Production Forecast Model

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 79

17.0	PROCESSING AND RECOVERY METHODS

17.1	Processing Facilities

A central processing plant (CPP) and Satellite facility will collect and process uranium. The CPP processing circuits will consist of elution, precipitation, dewatering, drying and packaging. The Satellite facility will include an ion exchange circuit (IX) and a resin transfer system to facilitate transfer of loaded resin by truck from the Satellite to the CPP.

The CPP is located at the existing Rosita Central Plant property and Satellites will be located at each of the identified locations.

17.2	Process Flow

A preliminary design has been completed for facilities and equipment. Figure17-1 depicts the Process flow at the Rosita CPP and Figure 17-2 depicts the typical process flow at the proposed satellite facilities.

17.2.1	Ion Exchange

Uranium will be recovered from pregnant lixiviant solution using the ion exchange circuit. Each vessel is designed to contain a 300 cubic foot batch of anionic ion exchange resin. The satellite design is based upon modules with a nominal capacity of 800 gallons per minute. Additional modules can be added to increase capacity based upon in place reserves and timing of the system. Each module will be configured with three tanks operating in series, utilizing pressurized down-flow methodology for loading. Piping and valving allows the flow to be redirected to any of the three tanks and change the order of flow between the tanks in order to allow for resin transfer and optimizing resin loading. Production and Injection booster pumps will be located upstream and downstream of the trains, as needed for wellfield conditions.

Vessels will be designed to provide optimum contact time between pregnant lixiviant and IX resin. An interior stainless-steel piping manifold system will distribute lixiviant evenly across the resin. The dissolved uranium in the pregnant lixiviant will bond to the ion exchange resin in exchange for a pre-existing chloride ion. The resultant barren lixiviant exiting the vessels will contain less than 2 ppm of uranium and will be returned to the wellfield where oxygen and carbon dioxide will be added prior to reinjection.

17.2.2	Production Bleed

A bleed will be drawn from the injection stream prior to reinjection into the wellfield to maintain control of hydraulic conditions in production zone. The bleed will be directed through filters and then to storage tanks and then to an onsite non-hazardous Class I disposal well. The water in the storage tanks will also be utilized for resin transfers and tank backwashes as needed.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 80

Figure 17-1 Process Flow at the Rosita CPP

TK-100
Clean Water
TK-101
Transfer Water
EL1
EL2
EL3
CO2
SL1
SL2
PRESS
HOPPER
P-104
COND
DRYER
DRUM
P-SUMP
DISPOSAL POND

LEGEND:

EQUIPMENT
IX= ION EXCHANGE COL
TK= TANK
SP= SUMP PUMP
P= PUMP
CYC= CYCLONE
SH= SAND HOPPER
FILTER= FILTER PRESS
DRYER= ROTARY VACUUM DRYER
COND= CONDENSATE TANK

INSTRUMENTS
M= MAGMETER
PI= PRESSURE INDICATOR
HCV= HAND CONTROL VALVE
PV= PRESSURE VALVE
SG= SIGHT GLASS

LINE DESIGNATIONS
RN= RESIN
EL= RICH ELUANT
SL= SLURRY
YC= DRY YELLOWCAKE
WC= WET YELLOWCAKE

MATERIAL
CS= CARBON STEEL
POLY= POLYETHYLENE
PVC= PVC PLASTIC PIPE

NOTES:
1. RESIN WATER TO TRAILER SHOULD BE PRESSURE REGULATED.

enCore energy

REV	DESCRIPTION	BY	CK	APP	DATE
0	Resin Process Flow Diagram V1.0 2007-11-08	DW			11/08/2007
1	2023-12-08 Rosita Process Flow Diagram v1.1	DW			12/08/2023
2					
3					
4					
5					
6					

Rosita
Processing Flow Diagram
(Elution - Drying)

SCALE NONE

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 81

Figure 17-2 Typical Process Flow at the Satellite Facilities

RESIN TRAP
SS 304L Housing
1200GPM, 120PSI
60MESH SS SCREEN
P-107
Injection Pump
1200GPM @
75TDH
CS Case/SS
Wetted
IXA IXB IXC
ION EXCHANGE COL
100PSI @ 80°F
CS
6BH
CS 6 BAG HOUSING
600GPM
120PSI @ 80°F
TK-103
Raw Water Stor Tank
20700 GAL
Fiber Glass
P-108
RESIN TRANS PUMP
400GPM @ 88TDH
P-SUMP
Submersible Pump
11.5HP, 300GPM
SBH
SS 304L
SINGLE BAG HOUSING
120GPM, 120PSI
P-109
Bleed Booster Pump
6BH
Resin Trap
Resin Trap
Resin Trap
TK-103
P-SUMP
P-107
P-108
P-109
LEGEND
NOTES
enCore energy
REV
DESCRIPTION
BY
CK
APP
DATE
Updated labels and equip info
Updated labels
Updated design for As_Built
URI
ROSITA RIX TANGUMA
PIPING & INSTRUMENT DIAGRAM
T-103

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 82

17.2.3	Elution Circuit

Loaded resin will be transferred to the CPP via truck and trailer where an elution circuit will strip uranium from the resin with a sodium chloride and sodium carbonate brine solution forming a uranium rich eluant. The pH will be controlled with sodium hydroxide. Eluted resin will then be rinsed and returned to the IX vessels for reloading.

The elution circuit will consist of three eluant tanks and an elution tank. All three tanks will have the described eluant, but based upon the order of stripping, will have different grades of uranium in them. The contents of tank one will be pumped through the elution tank containing the resin and then into a precipitation tank. Next, the eluant in tank two will run through the eluant tank with resin, and into tank one. Tank three consisting of fresh eluate with no uranium will be the final step to remove the last of the remaining uranium from the resin. It will be pumped through the eluant tank and will be deposited in tank two. A fresh batch of eluant will be made once depleted.

The resin should now be mostly barren of uranium and is ready to be reused in a wellfield.

17.2.4	Precipitation Circuit

Hydrochloric acid will be added to the uranium rich eluant in the precipitation tank to bring the pH down to the range of 2 to 3 where the uranyl carbonate breaks down, liberating carbon dioxide and leaving free uranyl ions. Next, sodium hydroxide (caustic soda) will be added to raise the pH to the range of 4 to 5. After this pH adjustment, hydrogen peroxide will be added in a batch process to form an insoluble uranyl peroxide (UO2O2.H2O) compound. After precipitation, the uranium precipitate slurry is pumped to a filter press where the uranium solids are separated from the barren precipitation fluid. The liquid from the precipitation circuit is sent to a settling pond where it is appropriately neutralized and injected in a non-hazardous, class I disposal well.

17.2.5	Product Filtering, Drying and Packaging

After precipitation, yellowcake is removed for filtering, washing, drying and product packaging in a controlled area. The yellowcake in the filter press is washed with fresh water to remove excess chlorides and other soluble contaminants. The filter cake is transferred to a yellowcake storage bin for settling, decanting, and loading directly into the yellowcake dryer.

The yellowcake will be dried in a rotary vacuum dryer. The dryer is an enclosed unit and heated by circulating thermal fluid through an external jacket at ~450F. The off gases generated during the drying cycle, which will be primarily water vapor, are filtered through a bag house to remove entrained particulates and then condensed. Compared to conventional high temperature drying by multi-hearth systems, this dryer will have no significant airborne particulate emissions.

The dried yellowcake will be packaged into 55-gallon drums for storage before transport by truck to a conversion facility.

The yellowcake drying and packaging stations will be segregated within the processing plant for worker safety. Dust abatement and filtration equipment will be deployed in this area of the facility. Filled yellowcake drums will be staged in a dedicated storage area until transport.

Following standard industry protocols, yellowcake will be transported to a conversion facility in 55-gallon steel drums. The shipment method will be via specifically licensed trucking contractor.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 83

17.3	Water Balance

The water balance is based on a production flow rate of 800-1000 gpm per satellite module with a 1% or 8-10 gpm bleed to maintain hydraulic control of fluids within the mine units. In the CPP water will be used for make-up and washdown at a rate of approximately 12 gpm from a local fresh water supply well. Restoration activities will include feed to a two-stage reverse osmosis unit (RO), with a 75% recovery rate to the wellfield. 25% of flow will be a concentrate and will be disposed of through a class I non-hazardous disposal well.

17.4	Liquid Waste Disposal

Class I non-hazardous waste disposal wells will be the sole method for liquid waste disposal. Liquid waste will be injected and isolated from any underground source of drinking water.

17.5	Solid Waste Disposal

Waste classified as non-contaminated (non-hazardous, non-radiological) will be disposed of in the nearest permitted sanitary waste disposal facility. Waste classified as hazardous (non-radiological) will be segregated and disposed of at the nearest permitted hazardous waste facility. Radiologically contaminated solid wastes, that cannot be decontaminated, are classified as 11.e.(2) byproduct material. This waste will be packaged and stored on site temporarily, and periodically shipped to a licensed 11.e.(2) byproduct waste facility or a licensed mill tailings facility.

17.6	Energy, Water and Process Material Requirements

17.6.1	Energy Requirements

The primary energy need for the facility will be electricity to operate the various pumps in the wellfield and the processing plants. Electricity will be provided from the local power grid. In addition to electricity, propane or natural gas will be utilized to operate the dryer.

17.6.2	Water Requirements

Fresh water will be supplied from a well that is completed in a deeper aquifer than the respective production zones and used for process make-up, showers, domestic uses, and plant wash-down and yellowcake wash. Approximately 1.9 gpm of fresh water is estimated to meet demand.

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18.0	INFRASTRUCTURE

Section 5.3 describes the infrastructure available at each of the properties. As discussed in section 5.3, the support infrastructure for the Rosita CPP is largely in place including access roads, power lines, water supply, etc. Specific processing infrastructure available includes:

•	Rosita CPP

○	A complete CPP for resin elution, precipitation, filtration, drying, and packaging with a capacity of 0.8 million pounds per year.

○	2 lined evaporation ponds.

○	The site is accessed via County Road 333. A private road extends from the County road to the CPP and is owned and maintained by the Company.

○	Power lines are owned and maintained by the Nueces Electric Cooperative.

○	Water is provided to the CPP by 5 company owned and maintained water wells on site. All necessary components for the Rosita CPP plant have been constructed and are in use or available to be used.

While the Rosita CPP is fully operational, additional infrastructure will need to be constructed at the other properties before mining can occur. At the Brevard property an 800-gpm satellite IX plant and a waste disposal well (WDW) will be constructed. At the Cadena property an 800-gpm satellite IX plant will be constructed. Rather than constructing a WDW, a trunkline will be installed to convey bleed and process water to the WDW associated with the Rosita CPP. Currently enCore plans to reuse existing IX columns from another project to minimize costs for the satellite plant at Cadena. To service the Brown property, one 3,200 gpm IX satellite plant and a WDW will be constructed. This will also utilize existing equipment located at other sites. At all the properties it will be necessary to construct wellfields and trunklines to convey water from the wellfields to the satellite IX plants. enCore has a significant inventory of HDPE pipe that will be used to construct most of the trunklines.

•	Brevard

○	Primary access for the property is via County Road 140. Existing dirt roads on the site will be utilized for access to the fields and will be reinforced with caliche as necessary for operations.

○	3 phase power distribution lines (owned by the power company) are in place and run through the property.

○	Water supply wells will be drilled if necessary for operations.

•	Brown

○	Primary access for the property is via FM 889 which runs between the two properties.

○

Central to the property exists a substation owned by the power company and power lines run across the boundaries of the properties. These are sufficient to provide power to all Satellites and planned wellfields.

○	Water supply wells will be drilled if necessary for operations.

•	Cadena

○	Primary access for the property is via State Highway 44 and FM 3196.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 85

○	A 3-phase power line runs along Highway 44 on the north side of the property and can supply power to the facility.

○	Water supply wells will be drilled if necessary for operations.

Figures 18-1, 18-2, and 18-3 depict the layout and infrastructure at each of the project areas.

18.1	Roads

There are four types of roads that will be used for access to the Project. They include primary access roads, secondary access roads, temporary wellfield access roads, and well access roads.

Primary access roads are used for routine access to the main processing facilities at the Project and are maintained by the counties or the Texas department of transportation as described in Section 5.2. enCore transports all reagents and supplies to the site using highway trucks. Similarly, drummed uranium will be transported offsite using highway trucks from the CPP.

Primary access roads to the sites are public roads and are paved state highways, farm to market roads, and county roads. The secondary access roads are used at the Project to provide access to wellfield areas and Satellite facilities. The secondary access roads are constructed with limited cut and fill construction and may be surfaced with caliche or other appropriate material. The temporary wellfield access roads are for access to drilling sites, wellfield development, or ancillary areas assisting in wellfield development. When possible, enCore will utilize existing two-track trails or designate two-track trails where the land surface is not typically modified to accommodate the road. The temporary wellfield access roads will be used throughout the mining areas and will be reclaimed at the end of mining.

18.2	Laboratory Equipment

Laboratory equipment consists of inductively coupled plasma (ICP) emission spectrometers for analyses of uranium and metals, titration for alkalinity and chloride measurements, specific conductance meter and other equipment, materials and supplies required to efficiently operate the mine and plant. In addition, the laboratory has fume hoods, reagent storage cabinets and other safety equipment. All equipment was purchased and installed prior to this assessment and much of it continues in use today. The main laboratory is located at the CPP. Smaller field laboratories with limited analysis needs will be at Satellite locations as needed. A Hach Spectrophotometer is also used for uranium analysis at the Satellite facilities.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 86

Figure 18-1 Upper Spring Creek - Brevard Infrastructure and Map

Brevard Area
1/4 Mile Buffer Surrounding Infrastructure
0
280
560
1,120
1,680
2,240
Feet
Explanation
1/4 Mile Buffer Boundary
Permitted Leasing Boundary
Roads
Two-Track Road
Caliche Road
County Road
Power Lines
3-Phase Distribution Line
Pipelines
Crude Oil
Highly Volatile Liquid
Natural Gas

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 87

Figure 18-2 Upper Spring Creek - Brown Infrastructure Map

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 88

Figure 18-3 Rosita South - Cadena Infrastructure Map

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 89

18.3 Electricity

Existing powerlines exist within the Project. These powerlines are operated by the local power utility and supply power via onsite transformer stations. Where needed, the electricity provider will install drops for meters and additional power lines to the wellfields and satellites.

18.4 Water

Water for mining operations has previously been discussed. Water supply for the plant building has been previously developed and is currently available for continuing operations.

18.5 Holding Ponds

As discussed in Section 5.3.1 holding ponds have been constructed at the Rosita CPP. The ponds are double lined with leak detection and are utilized as necessary to support operations. The satellite facilities do not utilize ponds.

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19.0	MARKET STUDIES

Unlike other commodities, uranium does not trade on an open market. Contracts are negotiated privately by buyers and sellers. The economic analysis assumes a variable price per pound for U3O8 over the life of the Project as presented in Chapter 22. enCore currently has several uranium sales contracts in place. The variable prices assumed in this analysis are a hybrid of existing sales contracts and price projections provided by Trade Tech, 2023 in their 4th Quarter report. The prices used for the analysis assume that a portion of the uranium will be sold at the uranium sales contract price and a portion of the uranium will be sold at the average term price predicted by the proprietary report. The prices in the proprietary Trade Tech report are similar in magnitude to the prices in enCore’s current uranium sales contracts. The QP has also evaluated less comprehensive but more recent market evaluations (Sprott, 2024 and 2025, Carbon Credits.com, 2025). Generally, market experts remain bullish on Uranium prices which support the Trade Tech pricing assumptions. The QP believes these estimates are appropriate for use in the evaluation, and the results support the assumptions herein.

The marketability of uranium and acceptance of uranium mining is subject to numerous factors beyond enCore’s control. Uranium prices may experience volatile and significant price movements over short periods of time. The market can be affected by a number of factors which include: demand for nuclear power; political and economic conditions in uranium mining producing and consuming countries; changes in public acceptance of nuclear power generation; costs and availability of financing of nuclear plants; changes in governmental regulations; global or regional consumption patterns; speculative activities and increased production due to new extraction developments and improved production methods; the future viability and acceptance of small modular reactors or micro-reactors and the related fuel requirements for this new technology; reprocessing of spent fuel and the re-enrichment of depleted uranium tails or waste; and global economics, including currency exchange rates, interest rates and expectations of inflation. Any future accidents, or threats of or incidents of war, civil unrest or terrorism, at nuclear facilities are likely to also impact the conditions of uranium mining and the use and acceptance of nuclear energy.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 91

20.0	ENVIRONMENTAL STUDIES, PERMITTING AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS

20.1	Environmental Studies

A number of studies including geologic and hydrogeologic studies, hydrologic testing, groundwater quality analysis, and environmental assessments are required as part of the permitting process. As detailed below in this section, many of the properties have been permitted or are in the process of being permitted and the studies required for each section of permitting have been completed and included with the appropriate permit applications.

Operations are expected to impact only the area of operations and the aquifer that is included within the approved aquifer exemption areas. During operations and reclamation, the required monitoring of the groundwater and surface will ensure safe operations and containment of any mining activities to the permitted area. Reclamation activities will remediate the effects of enCore’s operations and upon closure, impact is expected to be minimal to the environment.

20.1.1	Threatened, Endangered, or Candidate Species

Brown: Ecological assessments of the Brown property were conducted in the fall 2011 and spring of 2012. Comprehensive reports were prepared. The reports found no evidence of endangered species present on the property and no impact is expected to those species. An ecological report has not yet been prepared for the Geffert property. This study will be completed as part of the permitting requirements prior to operations. The property is located directly adjacent to the Brown property and similar findings are expected.

Brevard: In the fall of 2008 and spring of 2009, extensive wildlife surveys were conducted on the property. Wildlife was categorized and radiological tests were done on some of the species. No threatened, endangered, or special-status species were documented at the Brevard project area.

Cadena: has not yet had a study performed on threatened, endangered, or candidate species. This study will be completed as part of the permitting requirements prior to operations. Given its proximity to other Rosita properties, it is not expected that there will be significant findings on the property.

20.1.2	Cultural and Historic Resources

Brown: Based upon a comprehensive search of the Brown property, no historic resources have been identified on or within a 3.2 mile radius of the site. In July 2012, a 100% pedestrian survey of the project area was conducted. A total of 37 shovel tests were conducted, none of which tested positive for cultural materials. The Texas historical commission concurred with the recommendations made in the archeological report that there were no cultural or historic resources of concern by letter dated October 1, 2012. A study has not been performed on cultural and historic resources at the Geffert property. The study will be completed as part of the permitting requirements prior to operations. Given its proximity to the Brown property, significant findings on the property are not anticipated.

Brevard: A cultural resources survey of the Brevard project area was performed by SWCA Environmental Consultants (SWCA) in June 2009. SWCA’s investigation included a background

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literature and records review, and a cultural resource survey of the entire project area. The nearest previously recorded archaeological sites were located approximately 2.5 miles (4.02 kilometers) south of the project area. The survey encountered three previously unrecorded sites. None of the unrecorded sites were recommended for inclusion on the National Register of Historic Places (NRHP). Additionally, the Texas Historical Commission stated by letter dated December 6, 2010: “We believe that there will be no adverse effect to historic properties as a result of the proposed uranium mining activity. Therefore, mining may proceed without further consultation with this office.”

Cadena: There has not yet had a study performed on cultural and historic resources on this site. The study will be completed as part of the permitting requirements prior to operations. Given its proximity to other Rosita properties, significant findings on the property are not anticipated.

20.1.3	Waste Disposal and Monitoring

Waste generated from the facilities generally consists of water from the wellfield and processing plant and solid waste generated from the plant. The solid waste that is not able to be cleared for unrestricted release is classified as 11e.(2) byproduct material pursuant to the Atomic Energy Act. This material is packaged, inventoried and disposed of at a licensed disposal facility. enCore currently has agreements with Denison Mines and Waste Control Specialists for disposal of 11e.(2) material from our operating sites, and these agreements will be expanded to include production from additional sites as they come online. Materials that meet releasable standards will be disposed of at a local municipal waste facility.

Liquid waste consists of production bleed water, process fluids, and restoration concentrate from the reverse osmosis system during groundwater reclamation and will be disposed of in a non-hazardous Class I WDW at each of the sites. The CPP has an operating permitted WDW. Rosita South properties will send bleed to the CPP to serve as processing water for the plant during operations. Brown and Geffert are expected to share a disposal well. The permit is currently under technical review by the TCEQ. The Brevard property will have its own well permitted.

Upon completion of reclamation, the WDWs are expected to be plugged according to their individual closure plans and the surface remediated.

Prior to operations, monitor wells will be installed around each individual PAA. Overlying and underlying wells will also be installed above and below the production zones in each PAA as required by permit. During operations, the monitor wells will be sampled for excursion parameters as required by permit. The typical requirement for monitoring is bi-monthly for the approved parameters in the license. During reclamation, this sampling is reduced to quarterly. For final closure, three sets of stability sampling will be required over the course of one year to ensure stability has been achieved and that baseline parameters have been achieved. Closure requirements are specified in the area permits for the sites.

20.2	Project Permitting Requirements

ISR projects in Texas are required to go through a number of permitting steps before recovery of uranium can commence. The first requirement is for an exploration permit which is regulated by the Texas Railroad Commission. All of the sites have an active exploration permit which allows drilling of exploration holes which allow enCore to collect data to determine if an

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economic ore body exists. The results of the drilling programs through exploration permits are used to define the resources on the associated property.

Once it has been decided to move towards production, an aquifer exemption must be obtained through the U.S. EPA. An aquifer exemption is an acknowledgment by the EPA that naturally occurring uranium exists in the aquifer in the designated area and that section of the aquifer is not suitable for use as a drinking water source.

Texas is an agreement state and has primacy over permitting of UIC activities. The state agency that regulates the uranium recovery process is the Texas Commission on Environmental Quality (TCEQ). An area permit is required to progress to the next stage. This stipulates the area that production can be pursued on and the requirements regarding operations and reclamation of uranium ISR activities. Within the permitted areas, individual production area authorizations (PAA) must next be obtained. To obtain a PAA, monitor wells must be installed and pump tests conducted to verify connectivity within the aquifer. Baseline wells must also be installed and analyses run to establish baseline testing. Bonding must be put into place prior to operations.

20.3	Current Permitting Status

20.3.1	Upper Spring Creek - Brown

Permit Type	Permit Number	Approved date	Current Status
Aquifer Exemption	EPA exemption ID: 6-114 - Boots/Brown	Jan. 1, 1982	Approved
Area Permit	URO3095	August 2, 2024	Approved
Area Permit	Application to expand Brown Area Permit to incorporate Geffert RO3653	Scheduled for 1H 2025
PAAs			Application to be submitted Jan 2025
PAAs	Application to add PAA on Geffert property under Brown Area Permit	Scheduled for 2H 2025
WDW	WDW467	Submitted 9/9/2022 - under technical review
RML License	RO3653	Submitted 10/11/2022 - under technical review

20.3.2	Financial Assurance

Before production can begin enCore will have to post a bond with the state of Texas to cover reclamation costs. The reclamation bond takes into consideration the applicable sections of 30 TAC §331.46 including subsections (e) and (g) which discuss general requirements for plugging and abandonment of Class III wells and adequacy requirements for the plugging and abandonment plan. The cost estimate also considers the reporting requirements in 30 TAC §331.46(t), and the temporal closure requirements in 30 TAC §331.86. Plugging and

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20.3.3	Upper Spring Creek - Brevard

Permit Type	Permit Number	Approved date	Current Status
Aquifer Exemption	EPA exemption ID: 6-84 - Brevard	Jan. 1, 1982	Approved
Area Permit*		Aug. 5, 2010	Requested termination Mar 28, 2018
PAAs*	Sep. 29, 2010	Apr. 8, 2011	Requested termination Mar 28, 2018
WDW*	2 permits WDW-428 & WDW-429. Submitted Jan. 28, 2010	Dec. 8, 2010	Signal Equities requested TCEQ revoke permits for WDW-428 and WDW-429 which TCEQ approved on Apr. 26, 2018.
RML License*	Oct. 21, 2009	Nov. 9, 2011	Expired Nov. 30, 2021. Signal Equities requested license termination Apr. 11, 2018.

*enCore will prepare and apply for new permits for the Brevard property.

20.3.4	Rosita South -Cadena

Permit Type	Permit Number	Approved date	Current Status
Aquifer Exemption	EPA ID: 6-75 – Rosita Extension	Jul. 1, 1998	approved
Area Permit	Renewal application submitted Apr. 8, 2024. URO2880	Nov. 15, 2007. Has subsequently been renewed Oct. 10, 2014.	Approved. Renewal under review.
PAAs	N/A		PAA to be submitted once drilling identifies sufficient resources
WDW	WDW250		Active: Wastewater will be pipelined to existing Rosita WDW at CPP.

abandonment of the Class III wells will be completed in accordance with a supplemental plugging and abandonment plan submitted and approved by the agency as required in 30 TAC §33 l.86(a). The cost estimate also takes into consideration the requirements in 30 TAC §331.143(a)(2) which mandates that the estimate include all costs for aquifer restoration. These cost estimates are revisited annually for inflation and recalculated as necessary. enCore agrees to comply with the financial assurance requirements for closure stated in 30 TAC §§331.142-144.

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20.3.5	Site Monitoring

enCore conducts considerable site monitoring to ensure protection of the environment, employees, and the public from radionuclide effluents. Each mine unit is or will be surrounded laterally and vertically with a series of monitor wells to ensure mining solutions do not migrate out of the mining zone. The monitor wells will be sampled twice per month during operations with the results compared against pre-determined upper control limits.

Regional ranch wells are sampled quarterly. enCore also monitors the evaporation ponds weekly to ensure they are not leaking. The water quality within the evaporation ponds is monitored quarterly. The deep disposal wells are subjected to mechanical integrity testing once a year.

Significant environmental monitoring for radionuclide effluents is also occurring and will continue up until reclamation. Selected sites are monitored for gamma radiation (TLD or equivalent, gamma survey) and radon levels (Track Etch/Alpha-track detector). Sampling devices are replaced quarterly. Additionally, during production maintenance and cleaning activities some areas are monitored to determine the concentration of airborne radionuclides. The air filters in the devices are collected and counted by the RSO to demonstrate compliance in limiting public and worker exposure. The radionuclide concentration in local soils, surface water and vegetation will also be monitored to determine if mine effluent is causing impacts. The results will be compared against baseline values to determine if any upward trend is occurring.

20.4	Social and Community

These project areas are located on private land. All the project areas are within existing ranch or farming areas. They are located in rural areas and not directly adjacent to large residential communities. enCore does expect to hire from the local communities as much as possible and expects to have a positive impact on the local economics.

After operations are completed, all sites will be restored back to pre-mining conditions and returned to their former uses. Nuisance and hazardous conditions which could affect local communities are not expected to be generated by the facilities. The level of traffic in the region will increase slightly but the impact to local roads is expected to be minor. There are not expected to be agreements with the local communities, nor have any been requested.

20.5	Project Closure

Once production has ceased at each site respectively, groundwater restoration will commence as soon as practicable. Groundwater restoration will require the circulation of native groundwater and extraction of mobilized ions through RO treatment. The intent of groundwater restoration is to return the groundwater quality parameters consistent with those established during the pre-operational baseline sampling required for each wellfield. Restoration completion assumes six to nine pore volumes of groundwater extracted and treated by reverse osmosis. Following completion of successful restoration activities and regulatory approval, the injection, recovery, baseline and monitor wells will be plugged and abandoned in accordance with TCEQ regulations.

After groundwater reclamation has been approved by the TCEQ, surface facilities will be removed, tested for radiological contamination, segregated as either solid 11e.(2) or non-11e.(2) byproduct material, then disposed of on-site in appropriate disposal facilities. enCore recycles equipment that is feasible to do so, and certain components may be moved to the next

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project area for reuse. The surface will then be scanned for any radiological contamination and if there is any, it will be removed as necessary. The site will be re-graded to near pre-mining conditions and then released back to surface owners once approved by the TCEQ.

20.6	Adequacy of Current Plans

The QP has reviewed the current permit status of the Project and noted that enCore either has already obtained or has plans in place to acquire all necessary permits for ISR mining operations. The QPs’ opinion is that enCore’s plans are adequate to allow for realization of the mining plans discussed in this Report.

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21.0	CAPITAL AND OPERATING COSTS

Capital Costs (CAPEX) and Operating Costs (OPEX) are based on actual and estimated costs for the Project as of December 31, 2024. The Rosita CPP is currently in operation and enCore is engaged in recovery operations at adjacent wellfields. Actual operational costs from ongoing operations were used to develop the costs discussed in this PEA. As discussed previously, the properties evaluated in this PEA are in various stages of development. Many of the CAPEX costs, including the installation of the processing plant, some of the disposal wells and other infrastructure, were incurred prior to this analysis. CAPEX costs described herein include construction of additional satellite facilities as well as remaining drilling and installation of the mine units. OPEX costs include all operating costs such as chemicals, labor, utilities and maintenance.

21.1	Capital Cost Estimation (CAPEX)

CAPEX costs for this evaluation include wellfield development, construction of plant infrastructure and water disposal facilities, and permitting. Specifically, the following items were included in the CAPEX costs:

•

Vehicles and rolling stock; enCore currently has a significant amount of equipment in place that can be utilized to develop the Project. Existing equipment is excluded from the CAPEX costs. The CAPEX costs do consider purchase/replacement of: pickups (8), Truck Trailers (7), Pump hoists (3), coil tubing units (1), water trucks (1), portable air compressor (1), and cementer (1).

•	Construction of a 800 gpm remote IX as well as well as the trunklines at Cadena.

•	Construction of a 3,200 gpm satellite IX facility using existing IX columns as well as construction of a waste disposal well at Brevard.

•	Construction of a 3,200 gpm satellite IX facility using new IX columns at Brown as well as a waste disposal well.

•

All the costs for installing the wellfield including well drilling and installation, installation of pipelines, utilities, and all other infrastructure necessary to operate the wellfields. Table 21-1 details the number and depth of wells considered in this analysis for each project area.

•

enCore currently has a significant inventory of HDPE pipe purchased prior to this analysis. The costs for the trunklines consider that a portion of the trunklines will be installed using the inventory of existing pipe.

•	Costs for pre-construction permitting, surface damages, land acquisition and annual rentals, and exploration.

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Table 21-1 Wellfield Construction Assumptions for Analysis.

Wellfield	Production wells	Injection wells	Monitor wells	Depth (ft)
Brown	432	432	82	350
Cadena	120	120	21	220
Brevard	180	180	31	350

The wellfield development costs include both wellfield drilling and wellfield construction activities and were estimated based on current and preliminary future wellfield designs including the number, location, depth, construction material specifications, and the hydraulic conveyance (piping) system associated with the wellfields. Additionally, trunk and feeder pipelines, electrical service, and roads are included in the cost estimates. The wellfield development estimate is based on actual costs from vendors, contractors, labor wages and equipment rates used to drill and construct. Table 21-2 summarizes the anticipated CAPEX costs.

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Table 21-2 CAPEX Cost Summary

	Units		2025	2026	2027	2028	2029	2030	2031	2032	2033	Totals	$/lb

Pre-Construction Permitting Costs	US$	000s	$150	$150	$300	$-	$-	$-	$-	$-	$-	$600	$0.21

Plant Development Costs	US$	000s	$(7,656)	$(5,377)	$(296)	$-	$(267)	$-	$-	$-	$-	$(13,596)	$(4.82)
Vehicles and Rolling stock	US$	000s	$(412)	$(721)	$(296)	$-	$(267)	$-	$-	$-	$-	$(1,696)	$(0.60)
Rosita South Remote IX	US$	000s	$-	$(825)	$-	$-	$-	$-	$-	$-	$-	$(825)	$(0.29)
USC Brown Unit Remote IX1	US$	000s	$(7,244)	$-	$-	$-	$-	$-	$-	$-	$-	$(7,244)	$(2.57)

USC Brevard Unit Remote IX1	US$	000s	$-	$(3,831)	$-	$-	$-	$-	$-	$-	$-	$(3,831)	$(1.36)

Well Feld Development Costs	US$	000s	$(9,208)	$(13,780)	$(11,401)	$(6,895)	$(1,564)	$(323)	$-	$-	$-	$(43,172)	$(15.30)
USC Brown Unit Wellfield	US$	000s	$(9,208)	$(11,282)	$(4,142)	$(991)	$(98)	$-	$-	$-	$-	$(25,722)	$(9.12)
Rosita South Wellfield	US$	000s	$-	$(2,498)	$(3,064)	$(759)	$(192)	$-	$-	$-	$-	$(6,514)	$(2.31)

USC Brevard Unit Wellfield	US$	000s	$-	$-	$(4,195)	$(5,145)	$(1,274)	$(323)	$-	$-	$-	$(10,937)	$(3.88)

Surface Damage Payments[2]	US$	000s	$(66)	$(66)	$(84)	$(124)	$(124)	$(114)	$(108)	$(108)	$(108)	$(899)	$(0.32)
Land Acquisition and Annual Rentals[3]	US$	000s	$(111)	$(69)	$(95)	$(95)	$(95)	$(95)	$(95)	$(95)	$(95)	$(843)	$(0.30)
Exploration[4]	US$	000s	$(858)	$(1,029)	$-	$-	$-	$-	$-	$-	$-	$(1,887)	$(0.67)
Total	US$	000s	$(17,749)	$(20,171)	$(11,575)	$(7,114)	$(2,050)	$(532)	$(202)	$(202)	$(202)	$(59,797)	$(21.19)

Notes:

1.)	Estimate includes instalation of a 3,200 GPM Satellite IX plant . Includes a waste disposal well at an estimated cost of $2.5 million per well.

2.)	Represents an average withdrawal rate for each property based on existing leases and surface use agreements.

3.)	Based on acqusition plans and estimated based on current leasing experience

4.)	Based on development plans, assuming lease aqusitions are successful.

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21.2	Operating Cost Estimation (OPEX)

The OPEX costs have been developed by evaluating each process unit operation and the associated required services (power, water treatment and disposal), infrastructure (CPP and satellite plants), and salary and burden. The prices for the major items identified in this Report have been sourced in the United States and are based upon operational experience and data at enCore’s properties currently operating in South Texas. Major cost categories considered when developing OPEX costs include wellfield operational costs, satellite plant(s), central processing plant, mine administration costs, landholding costs, groundwater restoration, and decommissioning costs.

The plant throughput is modeled at a variable rate for the purposes of development costs for this Report. The nominal headgrade is estimated at 35 ppm. As the productivity or head grade from the initial well patterns decreases below economic limits, replacement patterns will be placed into operation to maintain the desired flow rate and head grade at the plant.

Chemical inputs in this analysis are based on existing usage and costs occurring at encore’s operating facilities. Table 21-3 summaries the chemical costs considered in this analysis. The proposed wellfields are in the same vicinity with similar groundwater chemistry. As such, chemical costs from ongoing operations are considered to be applicable.

Table 21-3 Chemical Inputs Considered in the Evaluation.

Chemical	$/lb (chemical)	Usage (lbs chemical/lb U3O8)	$/lb U3O8
Oxygen	$0.06	12.8	$0.77
H2SO4	$0.12	2.8	$0.34
NaOH	$0.27	1.1	$0.30
CO2	$0.17	1.1	$0.19
Brine (NaCL)	$0.03	22.3	$0.71
H2O2	$0.38	0.3	$0.11
Total			$2.43

Note: Chemical costs and usage rates based on ongoing operations.

In addition to chemicals other major individual cost items include electricity, labor, and plant maintenance. Electricity costs were estimated at $0.11 per kilowatt hour which is the current rate enCore is paying for electricity. Based on historical usage, electricity costs are estimated as follows:

•	Wellfield operations at $1.33 per lb U3O8,

•	CPP operations at $0.75 per lb U3O8,

•	Satellite and wellfield operations at $1.68 per lb U3O8.

•	CPP operations (with satellite IX) $0.40per lb U3O8.

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•	Reverse osmosis $0.46 per lb U3O8.

Based on historic usage, fuel and propane costs are estimated at $0.16 per lb U3O8.

Labor costs were calculated assuming 6 employees are necessary to operate the wellfields, 13 employees are necessary for the CPP, and in the satellite wellfield combinations 7 employees would be necessary. Plant and wellfield maintenance is estimated to require 14 and 11 employees, respectively. In total, the cost model assumes between 45 and 59 employees throughout the life of the Project. The actual number of employees at any time will vary depending on how many wellfields and satellite plants are in operation.

Decommissioning, demolition, and groundwater restoration costs were developed based on current ongoing restoration costs at enCore’s existing south Texas properties. The costs considered include RO water treatment costs, well abandonment, and surface reclamation. The well abandonment costs include costs to abandon the deep disposal wells. The costs do not include any salvage values for the facilities removed. The annual OPEX and the closure cost summary for the Project are provided in Table 21-4.

21.3	Adequacy of Cost Estimates

The cost estimates used for this analysis are based on actual costs encountered at the Project facilities, or wellfields in the general vicinity operated by enCore. Since the Project is currently operational and actual operational costs from past years were used in the analysis, it is the QP’s opinion that the costs used for this analysis are representative of actual costs that will be encountered. The QP believes that the costs included here are reasonable and represent the best estimate of costs available.

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Table 21-4 OPEX Cost Summary

	Units		2025	2026	2027	2028	2029	2030	2031	2032	2033	Totals	$/lb

Plant and Wellfield Operating Costs	US$	000s	$(7,550)	$(9,111)	$(9,687)	$(9,187)	$(2,074)	$(531)	$-	$-	$-	$(38,140)	$(13.52)

Rosita CPP Operating Costs	US$	000s	$(4,205)	$(4,887)	$(5,196)	$(4,927)	$(1,112)	$(285)	$-	$-	$-	$(20,612)	$(7.31)

Rosita South Operating Costs	US$	000s	$-	$-	$(2,402)	$(544)	$(185)	$-	$-	$-	$-	$(3,131)	$(1.11)

USC Brown Unit Operating Costs	US$	000s	$(3,345)	$(4,224)	$(2,090)	$(521)	$(53)	$-	$-	$-	$-	$(10,233)	$(3.63)

USC Brevard Unit Operating Costs	US$	000s	$-	$-	$-	$(3,195)	$(724)	$(246)	$-	$-	$-	$(4,165)	$(1.48)

Total D&D and Restoration Costs[1,2]	US$	000s	$-	$-	$-	$(451)	$(1,165)	$(1,514)	$(993)	$(223)	$(46)	$(4,393)	$(1.56)

Rosita South D&D and Restoration	US$	000s	$-	$-	$-	$-	$-	$-	$(602)	$(136)	$(46)	$(785)	$(0.28)

USC Brown D&D and Restoration	US$	000s	$-	$-	$-	$(451)	$(1,165)	$(714)	$(210)	$(25)	$-	$(2,565)	$(0.91)

USC Brevard Unit D&D and Restoration	US$	000s	$-	$-	$-	$-	$-	$(801)	$(181)	$(62)	$-	$(1,044)	$(0.37)

Administrative Support[3]	US$	000s	$(535)	$(518)	$(535)	$(535)	$(535)	$(535)	$(535)	$(535)	$(535)	$(4,797)	$(1.70)

Conversion and Shipping fees[4]	US$	000s	$(253)	$(320)	$(340)	$(322)	$(73)	$(19)	$-	$-	$-	$(1,326)	$(0.47)

Reclamation Bonding Surity Costs[5]	US$	000s	$(298)	$(306)	$(323)	$(323)	$(323)	$(323)	$(321)	$(320)	$(318)	$(2,856)	$(1.01)

Bond collatoral	US$	000s	$(196)	$(105)	$(215)	$-	$-	$-	$98	$92	$98	$(228)	$(0.08)

Total	US$	000s	$(8,832)	$(10,360)	$(11,100)	$(10,818)	$(4,170)	$(2,922)	$(1,752)	$(985)	$(801)	$(51,741)	$(18.34)

Notes:

1)	Assumes TCEQ approval of restoration table amendment for groundwater release, and initiation of surface reclamation with onsite staff and estimated costs for groundwater restoration at Rosita PAA#3

2)	Estimated costs for groundwater restoration and surface decommisioning based on operating experience by corporate and operational management.

3)	Based on actual costs for South Texas General and Administrative costs.

4)	Includes transportation, weighing and sampling costs, and transfer fees from ConverDyn and other costs.

5)	Premiums and collateral based on current bonding structure with current underwriter.

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22.0	ECONOMIC ANALYSIS

Cautionary statement: This Report is preliminary in nature and includes mineral resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is increased risk and uncertainty to commencing and conducting production without established mineral reserves that may result in economic and technical failure which may adversely impact future profitability. The estimated mineral recovery used in this Report is based on recovery data from wellfield operations to date, as well as enCore personnel and industry experience at similar facilities. There can be no assurance that recovery at this level will be achieved.

Consistent with past performance, the economic analyses are based on 80 percent of the total resources listed in Table 14-4 for each project area being recovered.

Finally, the economic analyses here are conducted based upon actual capital costs incurred during construction of other enCore projects and historical costs, operational data, and production costs from the Project, and an update of inflation and other economic and market conditions.

22.1	Assumptions

A cash flow statement has been developed based on the CAPEX, OPEX and closure cost estimates and the production schedule. The sale price for the produced uranium is assumed at a variable price per pound ranging from $78.37 to $92.04. The basis for pricing assumptions is described in more detail within Section 19.

The production flow rate, grade and ultimate recovery are based on experience to date at the Project as well as designed plant capacities for flow and production. The cash flow sales estimates utilize the production models for each of the mine units. Total uranium production over the life of the Project is estimated to be 2.9 million pounds.

22.2	Cash Flow Forecast and Production Schedule

This Report contemplates an annual production of just over 0.5 million pounds in the first year and then ramping up to approximately 0.8 million pounds by the second year. Total life of the Project is estimated at approximately 9 years (6 years production followed by 3 years of restoration/surface reclamation). The NPV assumes cash flows take place in the middle of the periods and is calculated based on a discounted cash flow. The production estimates, CAPEX, and OPEX cost distributions (Tables 21-2 and 21-4) used to develop the cash flow are based on the production and restoration models developed by enCore and incorporated in the cash flow. The cash flow assumes no escalation, no debt, interest, or capital repayment. The initial capitalized Project construction was completed prior to this analysis. Excluding sunk costs which occurred prior to the operations proposed in this analysis, the Project is estimated to generate net cash flow over its life, before income tax, of $123.96 million and $97.01 million after income tax. The Project has a before tax NPV of $104.3 million applying an eight percent discount rate. When income taxes are included in the calculation, the after tax NPV is $81.8 million applying an eight percent discount rate. Life of mine operating costs are approximately $43.12 per pound of U3O8 produced including royalties, selling fees, and local taxes. Income taxes are estimated to be $9.55 per pound. The NPV for three discount rates has been calculated (pre- and post-income tax) and is presented in Table 22-1. Since the Project is projected to be profitable beginning in 2025 and sunk costs up to 2025 are ignored in this

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analysis it is not possible to calculate the internal rate of return (IRR). The cash flow summary table is presented in Table 22-2.

Table 22-1. Net Present Value Discount Rate Sensitivity

NPV Discount Rates	Units	Pre-income Tax	Post-income Tax

NPV @ 5%	US$ 000s	$111,031	$87,069

NPV @ 8%	US$ 000s	$104,252	$81,832

NPV @ 10%	US$ 000s	$100,089	$78,608

22.3	Taxation and Royalties

The results of the analyses presented herein provide for pre-income tax and post-income tax estimates. The post tax estimate includes U.S. federal income taxes. There is no State of Texas income tax. Texas does not have a severance tax on uranium mining. Ad valorem taxes would be assessed at the individual county level based on the value of the project area. Actual tax rates will vary based on the county mill levies. For the purposes of this analysis the ad valorem taxes were based on average rates paid on Encore’s existing properties.

Various production royalties exist on the Projects. Due to the sensitive nature of royalty negotiations on existing and future properties, intimate details on the royalties are not provided. However, for the purposes of this analysis the Royalty rates were estimated as follows:

•	At Brown the royalty is estimated at 1.5 percent of gross revenue.
•	At Brevard the royalty rate is estimated at 5 percent of gross revenue.
•	At Cadena the royalty rate is estimated at 10 percent of gross revenue.

22.4	Sensitivity Analysis

The Project is sensitive to changes in the price of uranium as shown in Figures 22-1 and 22-2. A five percent change in the commodity price results in a $10.3 million change to the pre-tax NPV and $8.1 Million to the post tax NPV at a discount rate of eight percent. This analysis is based on a variable commodity price per pound. The Project is also slightly sensitive to changes in OPEX costs. A five percent variation in OPEX results in a $2.1 million variation in pre-tax NPV and $1.7 million to the post-tax NPV. A five percent variation in CAPEX results in a $2.6 million variation the pre-tax NPV and $2.1 million to the post-tax NPV. This analysis is based on an eight percent discount rate and a variable commodity price per pound.

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Table 22-2 Cashflow Summary Table.

Description	Units	2025	2026	2027	2028	2029	2030	2031	2032	2033	Totals	$/lb

Uranium Production as U3O8 (Total)	lbs 000s	538.5	680.0	723.0	685.7	154.8	39.6	0.0	0.0	0.0	2822

Uranium Production Rosita South	US$000s	0.0	0.0	386.6	87.6	29.8	0.0	0.0	0.0	0.0	504

Uranium Production USC Brown Unit	US$000s	538.5	680.0	336.4	83.8	8.5	0.0	0.0	0.0	0.0	1647

Uranium production USC Brevard Unit	US$000s	0.0	0.0	0.0	514.3	116.5	39.6	0.0	0.0	0.0	670.4

Average Uranium Sales Price for U3O8	US$/lb	$78.37	$91.98	$86.90	$88.07	$90.42	$92.04	$93.76	$98.00	$99.31

Uranium Revenue	US$/lb	$42,200	$62,552	$62,833	$60,387	$13,998	$3,646	$-	$-	$-	$245,615	$87.05

Total Surface & Mineral Royalties	US$000s	$(633)	$(938)	$(3,798)	$(3,147)	$(808)	$(182)	$-	$-	$-	$(9,506)	$(3.37)

Rosita South	US$000s	$-	$-	$(3,360)	$(771)	$(269)	$-	$-	$-	$-	$(4,401)	$(1.56)

Upper Spring Creek Brown	US$000s	$(633)	$(938)	$(439)	$(111)	$(12)	$-	$-	$-	$-	$(2,132)	$(0.76)

Upper Spring Creek Brevard Unit	US$000s	$-	$-	$-	$(2,265)	$(527)	$(182)	$-	$-	$-	$(2,974)	$(1.05)

Ad Valorem Taxes[1]	US$000s	$(62)	$(62)	$(82)	$(82)	$(82)	$(82)	$(67)	$(53)	$(38)	$(610)	$(0.22)

OPEX Costs	US$000s	$(8,832)	$(10,360)	$(11,100)	$(10,818)	$(4,170)	$(2,922)	$(1,752)	$(985)	$(801)	$(51,741)	$(18.34)

CAPEX Costs	US$000s	$(17,749)	$(20,171)	$(11,575)	$(7,114)	$(2,050)	$(532)	$(202)	$(202)	$(202)	$(59,797)	$(21.19)

Subtotal OPEX, CAPEX, Ad Valorem Tax	US$000s	$(26,643)	$(30,593)	$(22,757)	$(18,013)	$(6,302)	$(3,535)	$(2,021)	$(1,240)	$(1,041)	$(112,147)	$(39.75)

Net Before U.S. Federal Income Cashflow	US$000s	$14,923	$31,020	$36,277	$39,227	$6,888	$(72)	$(2,021)	$(1,240)	$(1,041)	$123,962	$43.93

Less Federal Income Tax	US$000s	$(3,134)	$(6,514)	$(7,618)	$(8,238)	$(1,447)	$-	$-	$-	$-	$(26,951)	$(9.55)

After Tax Cashflow	US$000s	$11,789	$24,506	$28,659	$30,990	$5,442	$(72)	$(2,021)	$(1,240)	$(1,041)	$97,011	$34.38

Notes:

1)	Assumes an ad valorem tax using a per pound U3 O8 estmate. M illage rates are estimated and will vary by county and school district.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 106

Figure 22-1 Pre-tax NPV Sensitivity to Price, OPEX and CAPEX

Figure 22-2 Post-Tax NPV Sensitivity to Price, OPEX and CAPEX

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23.0	ADJACENT PROPERTIES

The Project is part of the STUP, which has produced over 70 million pounds of U3O8 (Nicot et al. 2010). The Butler Ranch, Brevard, Brown, and Cadena project areas target uranium ore bodies within the Jackson Group, Oakville Sandstone and the Goliad Formation. Commercial ISR uranium mining in the STUP started in the 1970s (Gallegos et al. 2022). All the project areas have either had historic production from them or very near proximity to historical production.

There are multiple properties with publicly available mineral resource estimates in South Texas that are not directly adjacent to the Project but are located in the STUP. Table 23-1 contains the property name, owner, formation, and the estimated resources for other south Texas properties.

The QP has not verified the information from the adjacent properties and this information is not necessarily indicative of the mineral resources in the project areas. The data presented in this section have been sourced from public information obtained from company, state and federal websites.

Table 23-1 Adjacent South Texas Uranium Projects

Property	Owner	Formation	Measured and Indicated Mineral Resource Estimate (lbs)	Inferred Mineral Resource Estimate (lbs)

Burke Hollow	UEC	Goliad	6,155,000	4,883,000

Goliad	UEC	Goliad	6,159,900	1,224,800

Palangana	UEC	Goliad	643,100	1,001,300

Salvo	UEC	Goliad	-	2,839,000

Note: Public data from UEC, 2024

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24.0	OTHER RELEVANT DATA AND INFORMATION

The Rosita CPP has been operating since November 2023, producing uranium from enCore’s Rosita Project Extension. Current production from the Rosita CPP is not depleting the mineral resources tabulated in section 14.0.

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25.0	INTERPRETATION AND CONCLUSIONS

This independent Report for the Project has been prepared in accordance with the guidelines set forth in NI 43-101 and regulations in S-K 1300. Its objective is to disclose the potential viability of ISR operations at the Project.

25.1	Conclusions

Based on the density of drilling, continuity of geology and mineralization, testing and data verification, the mineral resource estimates meet the criteria for measured, indicated and inferred mineral resources as shown in Tables 14-3 and 14-4.

Assumptions regarding uranium prices, mining costs and metallurgical recoveries are forward-looking and the actual prices, costs and performance results may be significantly different. The QP is not aware of any relevant factors that would materially affect the mineral resource estimates. Additionally, the QP is not aware of any environmental, regulatory, land tenure or political factors that will materially affect the Project from moving forward to mineral resource recovery operations.

The QP has weighed the potential benefits and risks presented in this Report and has found the Project to be potentially viable and meriting further evaluation.

25.2	Risks and Opportunities

This Report is based on the assumptions and information presented herein. The QP can provide no assurance that recovery of the resources presented herein will be achieved. The most significant potential risks to recovering the resources presented in this Report will be associated with the success of the wellfield operation and recovery of uranium from the targeted host sands. The amount of uranium ultimately recovered from the Project is subject to in-situ wellfield recovery processes that can be impacted by variable geochemical conditions.

Therefore, since mineral resources are not mineral reserves and do not have demonstrated economic value, there is uncertainty in the Project achieving acceptable levels of mineral resource production with a positive economic outcome.

In addition, the Project is located in a state where ISR projects have been operated successfully. The ISR mining method has been proven effective in the geologic formations at the Project as described herein.

The Project is located in Karnes, Bee, Live Oak and Duval Counties in the South Texas Coastal Plain, USA. Electrical power and major transportation are located within or near the project areas. Thus, the basic infrastructure necessary to support an ISR mining operation - power, water and transportation - are located within reasonable proximity of the project areas.

There are some inherent risks to the Project similar in nature to mining projects in general and more specifically to uranium mining projects. These risks are:

•

Market and Contracts - Unlike other commodities, uranium does not trade on an open market. Contracts are negotiated privately by buyers and sellers. Changes in the price of uranium can have a significant impact on the outcome of the Project. The Uranium prices modeled in this analysis were based on a combination of Encore’s currently held contracts and predictions prepared by market analysist experts (discussed in Section

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 110

19.0). There is a risk that uranium prices will be lower than the prices modeled herein which would negatively affect the economics of this Project.

•

Uranium Recovery and Processing - This Report is based on the assumptions and information presented herein. The QP can provide no assurance that recovery of the resources presented herein will be achieved. The most significant potential risks to recovering the resources presented in this Report will be associated with the success of the wellfield operation and recovery of uranium from the targeted host sands.

○

Some operational risks such as reagents, power, labor and/or material cost fluctuations due to inflation, increasing demand, decreasing supply, or other market forces exist and could impact the OPEX and Project economic performance. These potential risks are generally considered to be addressable either though wellfield modifications or plant optimization.

○

Health and safety programs will be implemented to control the risk of on-site and off-site exposures to uranium, operational incidents and/or process chemicals. Standard industry practices exist for this type of operation and novel approaches to risk control and management will not be required.

○

This analysis minimizes fixed operational costs by assuming a relatively short duration and constant production rate. If the production rate is lower than estimated in this PEA, the OPEX costs will be increased.

•

Social and Political - As with any uranium project in the USA, there will undoubtedly be some social/political/environmental opposition to development of the Project. The Project sites are relatively remote. As such, there are very few people that could be directly impacted by the Project. Texas is known to be friendly to mining and has a well-established, robust regulatory framework. While ever present with permitting projects, social, political, or environmental opposition to the Project is not likely to be a major risk, especially since all the mineral leases are on private (fee) lands.

•

The estimated quantity of recovered uranium used in this Report is based primarily on the recovery data from wellfield operations to date. The recovery factor of 80 percent, used here, is relatively typical of industry experience for wellfield recovery. The QP can provide no assurance that recovery of the resources seen in early production will be demonstrated in future mine units. This Report is based on the assumptions and information presented herein.

○

The level of metallurgical testing performed varies from property to property. For example, at Butler Ranch no metallurgic testing is available. Whereas as the other properties various amounts of leach amenability testing are available. There is a risk that the leach amenability is lower than modeled in this analysis especially in areas where the least testing work has been completed. This risk is somewhat minimized since enCore has successful ongoing ISR operations in the area and the geologic conditions are relatively similar.

○

Other potential concerns are reduced hydraulic conductivity in the formation due to chemical precipitation during production, lower natural hydraulic conductivities than estimated, high flare and/or recovery of significant amounts of groundwater, the need for additional injection wells to increase uranium recovery rates, variability in the uranium concentration in the host sands and discontinuity of the mineralized zone confining layers. The risks associated with these potential issues can be

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 111

minimized to the extent possible by extensive delineation and hydraulic studies of the site which will occur during wellfield development.

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26.0	RECOMMENDATIONS

The QP considers the scale and quality of the mineral resources determined by this Report to indicate favorable conditions for future extraction from the Project.

The QP recommends that enCore continue to obtain and maintain private mineral leases along with surface use agreements.

enCore should advance the process to obtain the necessary regulatory authorizations required to operate the Project. The approximate cost for this is identified in Table 21-2.

To realize the full potential benefits described in this Report, all aspects of operations and further wellfield development should be continued as market conditions warrant. Wellfields must be developed in advance of future production. Data obtained from wellfield development should be used to continue to reconcile and improve the Project mineral resource estimate as well as refine wellfield development plans.

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27.0	REFERENCES

Adams, S.S. and Smith, R.B., 1981, Geology and Recognition Criteria for Sandstone Uranium Deposits in Mixed Fluvial-Shallow Marine Sedimentary Sequences, South Texas, National Uranium Resource Evaluation, p146.

AMEC Geomatrix. 2009. Application for Permit to Conduct In Situ Uranium Mining Brevard Project.

Anders, R.B. and Baker, E.T., Jr. (U.S. Geological Survey), 1961, Groundwater Geology of Live Oak County, Texas: Texas Board of Water Engineers, Bulletin 6105. Available at: https://www.twdb.texas.gov/publications/reports/bulletins/doc/bull.htm/b6105.asp

Baker, E.T., Jr. (U.S. Geological Survey), 1979, Stratigraphic and Hydrogeologic Framework of Part of the Coastal Plain of Texas: Texas Department of Water Resources, Report 236. Available at: https://www.twdb.texas.gov/publications/reports/numbered_reports/ doc/R236/Report236.asp

Baker, Ernest T. Hydrology of the Jasper aquifer in the southeast Texas Coastal Plain. Vol. 295. The Board, 1986.

Baskin, J.A. and Hulbert, R.C. Jr., 2008, Revised Biostratigraphy of the middle Miocene to earliest Pliocene Goliad Formation of South Texas: Gulf Coast Association of Geological Societies Transactions, v. 58, p. 93-101.

BEG, 1987, The University of Texas at Austin, Geologic atlas of Texas.

BEG, 1992, Geology of Texas, State Map SM 2, map scale 1 inch = 100 miles.

BEG, 2000, Vegetation/cover types of Texas, map, Univ. of Texas.

Bunker, C.M. and MacKallor, J.A., 1973, Geology of the Oxidized Uranium Ore Deposits of the Tordilla Hill-Deweesville Area, Karnes County, Texas; A study of a District before Mining. USGS Professional Paper 765.

Carbon Credits.com, 2025 Uranium Outlook: Will this Critical Commodity Endure its Golden Glow? Article prepared by Saptakee S. January 3,2025. https://carboncredits.com/2025-uranium-outlook-will-this-critical-commodity-endure-its-golden-glow/

Carothers, T.A., 2011, Technical Report for Uranium Energy Corp’s Salvo Project In-Situ Recovery Uranium Property, Bee County, Texas. NI 43-101 Technical Report.

Conoco Interoffice Communication, June 6, 1978, To: Mr. S. R. Hafenfeld, ‘Rosenbrock (UL-1797) Geologic Report’, 11 p.

Conoco Interoffice Communication- To: Cleo Scott, October 9, 1978, ‘Garcia Orebody re-evaluation with 3% royalty and 1.5:1 north wall slope’, 4 p.

Conoco Interoffice Communication- To: Mr. L. W. Heiny, November 23, 1981, ‘Esse/Turner-Garcia Trade’, 3 p.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 114

Eargle, D.H. and Kleiner, D.J., 2022, Uranium Mining, Handbook of Texas Online, accessed May 01, https://www.tshaonline.org/handbook/entries/uranium-mining.

Gallegos, T.J., Scott, A.M., Stengel, V.G., Teeple, A.P., 2022, A Methodology to Assess the Historical Environmental Footprint of In-Situ Recovery (ISR) of Uranium: A Demonstration of the Goliad Sand in the Texas Coastal Plain, U.S.A. Minerals.

Galloway, W. E., and Charles G. Groat. South Texas uranium province: geology and extraction. No. NP-22434. Texas Univ., Austin (USA). Bureau of Economic Geology, 1976.

Galloway, W. E., Finley, R. J. and Henry, C. D., 1979, South Texas Uranium Province: Geologic Perspective: The University of Texas, Bureau of Economic Geology Guidebook 18, p. 81.

Galloway, W.E., Henry, C.D., and Smith, G.E., 1982, Depositional Framework, Hydrostratigraphy, and Uranium Mineralization of the Oakville Sandstone (Miocene), Texas Coastal Plain: The University of Texas at Austin, Bureau of Economic Geology, Report of Investigations No. 113.

Goldhaber, M. et al. 1979. Formation and Resulfidization of a South Texas Roll-type Uranium Deposit. USGS Open File Report 79-1651.

Granger, H.C. and C.G. Warren, 1979, Zoning in the Altered Tongue with Roll-Type Uranium Deposits, United States Geological Survey, (USGS), IAEA-SM-183/6.

Hazen Research. 2010a. In Situ Amenability Studies of Brevard Ore.

Hazen Research. 2010b. QEMSCAN Mineralogical Analysis of Two Leach Feed Samples.

Hall, Susan M., et al. “Genetic and grade and tonnage models for sandstone-hosted roll-type uranium deposits, Texas Coastal Plain, USA.” Ore Geology Reviews 80 (2017): 716-753.

Larson, W.C., 1978, Uranium in situ leach mining in the United States; U.S. Dept. of Interior, Bur. of Mines Information Circular IC8777, p. b68.

Nicot, J. P., et al., 2010, Geological and Geographical Attributes of the South Texas Uranium Province: Bureau of Economic Geology, University of Texas at Austin, publication for Texas Commission on Environmental Quality, p. 170.

Penney, R., et al. “Determining uranium concentration in boreholes using wireline logging techniques: comparison of gamma logging with prompt fission neutron technology (PFN).” Applied Earth Science 121.2 (2012): 89-95.

Resource Evaluation, Inc. 2017. Brevard Project Mineral Resources and Exploration Targets – Technical Report Compliant with the Format of Canada National Instrument 43-101.

Signal Equities, LLC. Brown Project Mineral Resource and Exploration Targets, Live Oak County, Texas, August 4, 2017, Unpublished report.

Sprott, 2024. Uranium Markets Impacted by Market Signals and Uncertainty, article prepared by Jacob White. December 13, 2024. https://sprott.com/insights/uranium-markets-impacted-by-market-signals-and-uncertainty/

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 115

Sprott, 2025. Interview with Sprott CEO John Ciampaglia, January 28, 2025. https://sprott.com/insights/uranium-outlook-for-2025/

SRK Consulting. 2009a. Technical Memorandum, Brevard Project – Pumping Test #1.

SRK Consulting. 2009b. Well Construction and Pumping Test #2, Brevard ISR Uranium Project Bee County, Texas.

Texas Parks & Recreation, 2022, The Vegetation Types of Texas, https://tpwd.texas.gov/publications/pwdpubs/pwd_bn_w7000_0120/physiognomic_regions/, accessed April 25.

Texas Railroad Commission (RRC), 2022, Uranium Exploration,

    https://www.rrc.texas.gov/surface-mining/programs/uranium-exploration/ .

Trade Tech, 2023. 4th Quarter 2023 Market Outlook Report. https://www.uranium.info/uranium_market.php

US Census Bureau. 2020. Census Data. Available at: https://data.census.gov/

U.S. Climate Data, 2022, Climate for Beeville, Duval and Goliad Counties Texas. https://www.usclimatedata.com/climate/texas/united-states/3213,

Uranium Energy Corp. (UEC) 2024. Projects, Texas, Mineral Resources. https://www.uraniumenergy.com/projects/texas/

United States Geological Survey (USGS). 2015. Assessment of Undiscovered Sandstone-Hosted Uranium Resources in the Texas Coastal Plain.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 116

APPENDIX A:

CERTIFICATE OF QUALIFIED PERSONS

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 117

CERTIFICATE OF QUALIFIED PERSON

Technical Report on the South Texas Integrated Uranium Projects, Texas, USA.

I, Christopher McDowell, Wyoming Professional Geologist, of 1849 Terra Avenue, Sheridan, Wyoming, do hereby certify that:

I have been retained by enCore Energy Corp., 101 N. Shoreline Blvd, Suite 450, Corpus Christi, TX 78401, to prepare and supervise the preparation of the documentation for the foregoing report “Technical Report on the South Texas Integrated Uranium Projects, Texas, USA” with an effective date of December 31, 2024 (the “Report”) to which this Certificate applies.

I am currently employed by WWC Engineering, 1849 Terra Avenue, Sheridan, Wyoming, USA, as a Professional Geologist.

I graduated with a Bachelor of Science degree in Geology in August 2016 and a Master of Business Administration degree in August 2022 both from the University of Wyoming in Laramie, Wyoming.

I am a licensed Professional Geologist in the State of Wyoming in good standing, license number 4135. I am a licensed Professional Geologist in the State of Texas in good standing, license number 15284. I am a Registered Member of the Society of Mining, Metallurgy and Exploration. My Registration Number is 4311521 and I am in good standing.

I have worked as a geologist for 9 years in natural resources extraction.

I have 9 years direct experience with uranium exploration, resource analysis, uranium ISR project development, project feasibility, permitting, and licensing. My relevant experience for the purposes of the South Texas Integrated Uranium Projects includes roles as a geologist and project manager at WWC Engineering. My project experience includes, but is not limited to, preparing or assisting in the preparation of the NI 43-101 Technical Report on the Resources of the Moore Ranch Uranium Project, Campbell County, Wyoming, USA, April 30, 2019, the NI 43-101 Preliminary Economic Assessment Gas Hills Uranium Project Fremont and Natrona Counties, Wyoming, USA August 10, 2021, the NI 43-101 Preliminary Economic Assessment Shirley Basin ISR Uranium Project, Carbon County, Wyoming, USA, March 7, 2022 and March 11, 2024, the NI 43-101 Preliminary Economic Assessment Lost Creek Uranium Property Sweetwater County, Wyoming, USA March 7, 2022 and March 4, 2024, and acting as QP on the NI 43-101 Technical Report Kaycee Uranium Project Johnson County, WY USA dated September 6 2024.

I have read the definition of “qualified person” set out in NI 43-101 and S-K 1300 and certify that by reason of my education, professional registration, and relevant work experience, I fulfill the requirements to be a “qualified person”.

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 118

I visited Butler Ranch, Brevard, and Brown on November 5, 2021 and the Rosita CPP and Cadena on February 7, 2024.

I am responsible for the preparation and/or supervision of the preparation of responsible for development of sections 1-15 and 23-27 of this Report.

I am independent of enCore Energy Corp. as described in Section 1.5 of NI 43-101.

I have read NI 43-101 and certify that this Technical Report has been prepared in compliance with NI 43-101.

To the best of my knowledge, information and belief, at the effective date of the Technical Report, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 13th day of February 2025

Signed and Sealed:

/s/ Christopher McDowell

Christopher McDowell, P.G.

SME Registered Member, Registration Number 4311521

Professional Geologist, Texas No. 15284

South Texas Integrated Uranium Projects Technical Report - February 2025	Page 119

CERTIFICATE OF QUALIFIED PERSON

Technical Report on the South Texas Integrated Uranium Projects, Texas, USA.

I, Ray B. Moores, Wyoming Professional Engineer, of 1849 Terra Avenue, Sheridan, Wyoming, do hereby certify that:

I have been retained by enCore Energy Corp., 101 N. Shoreline Blvd, Suite 450, Corpus Christi, TX 78401, to prepare and supervise the preparation of the documentation for the foregoing report “Technical Report on the South Texas Integrated Uranium Projects, Texas, USA” with an effective date of December 31, 2024 (the “Report”) to which this Certificate applies.

I am currently employed by WWC Engineering, 1849 Terra Avenue, Sheridan, Wyoming, USA, as a Civil Engineer/Project Manager.

I graduated with a Bachelor of Science degree in Civil Engineering in December 2000 and a Master of Science degree in Civil Engineering in May 2002 from the University of Wyoming in Laramie, Wyoming.

I am a licensed Professional Engineer in the State of Wyoming. My registration number is 10702 and I am a member in good standing.

I have worked as an engineer for 22 years primarily in support of natural resources extraction.

I have 16 years of direct experience with ISR uranium mining, permitting, groundwater modeling, and mine infrastructure design and construction. My relevant experience for the purposes of the South Texas Integrated Uranium Projects includes development of a groundwater model for Strata Energy’s Ross ISR Uranium Project, which included wellfield scale simulations, well spacing evaluations, and restoration evaluations; providing technical assistance for a number of ISR uranium mine projects in Wyoming, South Dakota, Texas and New Mexico, which included aquifer analyses, ISR mining amenability evaluations, and infrastructure evaluations in support of due diligence studies; permit preparer for Strata Energy’s Ross ISR Uranium Project; providing engineering design, cost estimates, and project management for a number of dams, diversions, evaporation ponds, and other infrastructure associated with Wyoming coal mines and oil and gas projects; preparation of socioeconomic impact analyses for new coal mining projects in Wyoming and West Virginia, qualified person on the NI 43-101 Preliminary Economic Assessment of Anatolia Energy’s Temrezli ISR Project in Yozgat, Turkey; qualified person on NI 43-101 Preliminary Economic Assessment Shirley Basin Uranium Project in Carbon County Wyoming, dated January 27, 2015; qualified person on NI 43-101, Technical Report Preliminary Economic Assessment, Gas Hills Uranium Project, Fremont and Natrona Counties, WY, dated June 28, 2021, qualified person on NI 43-101 Preliminary Economic Assessment Lost Creek ISR Uranium Property, Sweetwater County, Wyoming, USA dated March 4, 2024, and qualified person on NI 43-101 Amended Preliminary Economic Assessment Shirley Basin ISR Uranium Project, Carbon County, Wyoming, USA dated March 11, 2024.

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I have read the definition of “qualified person” set out in NI 43-101 and S-K 1300 and certify that by reason of my education, professional registration, and relevant work experience, I fulfill the requirements to be a “qualified person” for those purposes.

I am responsible for the preparation and/or supervision of sections 1-5, 16-22, and 24-27 of this Report

I am independent of enCore Energy Corp. as described in Section 1.5 of NI 43-101.

I have read NI 43-101 and certify that this Report has been prepared in compliance therewith.

To the best of my knowledge, information, and belief, at the effective date of this Report, December 31, 2024, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

Dated this 13th day of February 2025

Signed and Sealed:

/s/ Ray B. Moores

Ray B. Moores, P.E.,

Professional Engineer, Wyoming No. 10702

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